U. S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                   FORM 10-SB

                          OneSource Technologies, Inc.
         ---------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)


               Delaware                                            65-0691963
----------------------------------------                   ---------------------
(State or other jurisdiction of                            (I.R.S. Employer
 incorporation or organization)                              Identification No.)

    7419 East Helm Drive
    Scottsdale, Arizona                                             85260
----------------------------------------                   ---------------------
(Address of principal executive offices)                          (Zip Code)

Issuer's telephone number: (800) 279-0859

Securities to be registered under Section 12(b) of the Act:

      Title of each class                     Name of each exchange on which
      to be so registered                     each class to be registered

                 None                                    None
-------------------------------              -----------------------------------

Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $0.001 par value
                   ------------------------------------------
                                (Title of class)

Copies of Communications Sent to:

                                        Mintmire & Associates
                                        265 Sunrise Avenue, Suite 204
                                        Palm Beach, FL 33480
                                        Tel: (561) 832-5696
                                        Fax: (561) 659-5371

Item 1:           Description of Business:

(a)      Business Development

     OneSource Technologies, Inc. ("the Company" or "OS") is incorporated in the state of Delaware. The Company was originally incorporated as LW Global (U.S.A.), Inc. in September 1996, changed its name to Micor Technologies, Inc. in July 1997 and then finally to OneSource Technologies, Inc. in August 1997. The Company's Common Stock is currently quoted on the National Quotation Bureau's "Pink Sheets" and the Company intends to request quotation on the Over the Counter Bulletin Board. There is no assurance that the Company's application will be accepted. Its executive offices are presently located at 7419 East Helm Drive, Scottsdale, AZ 85260. Its telephone number is (800) 279-0859 and its facsimile number is (480) 889-1166.

     The Company is filing this Form 10-SB on a voluntary basis so that the public will have access to the required periodic reports on OS's current status and financial condition. The Company will file periodic reports in the event its obligation to file such reports is suspended under the Securities and Exchange Act of 1934 (the "Exchange Act".)

     Although the Company was initially engaged in the office supply and equipment business, operations did not commence until July 1997 at the time it acquired Micor Technologies, Inc., an Arizona corporation ("Micor") as a wholly-owned subsidiary. Micor was originally incorporated as Micor Financial Systems, Inc. in April 1990 and is now also known as OneSource Technologies, Inc.

     The Company's founding philosophy arose from the diversified experience of its management in the equipment sales, service, banking and related industries. See Part I, Item 1. "Description of the Business - (b) Business of Issuer."

     In November 1995, Micor, signed a promissory note in favor of William Meger, a current Director of the Company, in the principal amount of $40,000, which note bore interest a rate of six percent (6%) per annum. The note had a term of five (5) years, for which interest was payable monthly and the principal was payable as a balloon payment at the end of the term. In April 2000, the Company issued 60,000 shares of its Common Stock to William Meger as full and final payment of such note. For such offering, the Company relied upon Section 4(2) of the Securities Act of 1933, as amended (the "Act"), Rule 506 of Regulation D promulgated thereunder ("Rule 506") and Section R14-4-140 of the Arizona Code. See Part I, Item 1. "Employees and Consultants"; Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item
5. "Directors,  Executive Officer,  Promoters and Control Persons"; Part I, Item
6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     Beginning in September 1996 and prior to its acquisition of Micor, the Company sold 1,500,000 shares of its Common Stock to one hundred three (103) investors for $15,000. For such offering, the Company relied upon Section 3(b) of the Act, Rule 504 of Regulation D, promulgated thereunder ("Rule 504"), Section 517.061(11) of the Florida Code, Section 10-5-9(13) of the Georgia Code, Section 4[5/4](G) of the Illinois Code, Section 90.530(11) of the Nevada Code, Section 59.035(12) of the Oregon Code, Section 35-1-320(9) of the South Carolina Code, Section 48-2- 103(b)(4) of the Tennessee Code and Section 5[581-5]I(c) of the Texas Code. See Part II, Item 4.
"Recent Sales of Unregistered Securities."

         In the first quarter of 1997, the board of directors of PF Holdings, Inc., an Arizona corporation ("PF") decided to sell and spin off its wholly owned subsidiary, Micor. The board offered Micor to the then current management team of Micor. In July 1997, Jerry Washburn, Micor and four (4) others signed a promissory note in favor of PF in the principal amount of $285,000. The term of the note was through April 15, 2003. In March 2000, the Company and a group of investors (the "Investors") purchased the note, which had $285,000 in principal outstanding and an additional $36,972 of interest outstanding, from PF for $150,000 in cash provided by the Investors and 175,000 shares of the Company's Common Stock issued by the Company. The Investors had the option to convert the note to shares of the Company's Common Stock in their sole discretion. They exercised such option, converting the full amount of the note (principal and interest) to 643,944 shares of the Common Stock of the Company. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section R14-4-140 of the Arizona Code. See Part I, Item 1. "Employees and Consultants";
Part  I,  Item  4.  "Security   Ownership  of  Certain   Beneficial  Owners  and
Management"; Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In July 1997, the Company entered into a share exchange agreement with Micor and its shareholders. The exchange was made whereby the Company issued 8,500,000 shares of its restricted Common Stock to the shareholders of Micor for all of the issued and outstanding stock of Micor. Jerry Washburn, the current President, Chief Executive Officer and Chairman of the Company, received 3,300,000 shares in connection with such exchange. William B. Meger, a Director of the Company, received 3,285,287 shares. This offering was conducted pursuant to Section 4(2) of the Act, Rule 506, Section 44-1844(6) of the Arizona Code,
Section 25103(c) of the California Code, Section 90.530(17) of the Nevada Code and Section 61-1-14(2)(p) of the Utah Code. See Part I, Item 1. "Employees and Consultants"; Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In July 1997, 1,035 shares of the Company's Common Stock were cancelled.

         In February and March 1998, the Company sold 14,400 shares of its Common Stock pursuant to an Offering Memorandum dated September 17, 1997 to six
(6) investors for a total of $7,200. For such offering,  the Company relied upon
Section 3(b) of the Act,  Rule 504,  Section  517.061(11)  of the Florida  Code,
Section 502.203(9) of the Iowa Code, Section 80A.15 Subd.2(a)(1) of the Minnesota Code, Section 48-2-103(b)(4) of the Tennessee Code, Section 5[581-5]I(c) of the Texas

Code and Section 551.23(11) of the Wisconsin Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In July 1998, the Company sold 32,000 shares of its Common Stock to two
(2) investors for a total of $8,000. No offering memorandum was utilized in connection with this offering. For such offering, the Company relied upon
Section 3(b) of the Act, Rule 504,  Section  517.061(11) of the Florida Code and
Section 90.530(11) of the Nevada Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In August 1998, the Company issued 100,000 shares of its Common Stock to one (1) person for legal services performed on behalf of the Company. For such offering, the Company relied upon Section 3(b) of the Act, Rule 504 and
Section 517.061(11) of the Florida Code. See Part II, Item 4.
"Recent Sales of Unregistered Securities."

         In September 1998, the Company issued 750,000 shares of its Common Stock to two (2) persons for services rendered to the Company. Donald C. Gause, who currently serves as a Director, received 250,000 of the shares issued. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506,
Section 14-4-126(f) of the Arizona Code and Section 11-51-308(1)(j) of the Colorado Code. See Part I, Item 1. "Employees and Consultants"; Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item
5. "Directors,  Executive Officer,  Promoters and Control Persons"; Part I, Item
6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In September 1998, Micor entered into a flat rate blanket contract to provide equipment service to King Soopers stores at seventy-two (72) locations. While the contract includes items such as: A) labor for: adjustments, repairs and replacement necessitated by normal use of the equipment, lubrication and cleaning; B) replacement parts required by normal use of the equipment; and C) transportation and travel costs, it does not include replacement of consumable items or damage to equipment items. The term of the contract was for a period of one (1) year and was automatically renewable. The estimated annual total fees to be received by Micor was $420,408.

         The King Soopers contract was extended in September 1999 for a period three (3) years. The total fees for all three (3) years is estimated to be $1,979,867.36 or $54,996.32 per month.

         In October 1998, the Company sold 10,000 shares to one (1) investor for $5,000, although the shares were not issued until December 2000. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and no state exemption, as the investor was Canadian. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In April 1999, the Company issued 500,000 shares of its Common Stock to one (1) entity for services rendered to the Company. For such offering, the Company relied upon Section 3(b) of the Act, Rule 504 and Section 517.061(11) of the Florida Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In April 1999, the Company sold 2,624,672 shares of its Common Stock to two (2) investors for a total of $800,000. The Company accepted a note receivable from each of the two (2) investors, which notes receivable were due one hundred eighty (180) days from their date of issuance. In July 1999, the Company agreed to extend the repayment term for one (1) investor for an additional three hundred sixty (360) days, which note shall accrue interest at a rate of six percent (6%) annually. In January 2000, the Company agreed to extend the repayment for the other investor such that the note is now payable on demand and bears interest a rate of six percent (6%) annually. For such offering, the Company relied upon Section 3(b) of the Act, Rule 504, Section 25102(f) of the California Code and Section 90.530(11) of the Nevada Code. See Part I, Item 2. "Management's Discussion and Analysis of Operations" and Part II, Item 4, "Recent Sales of Unregistered Securities"

         In April 1999, the Company entered into a share exchange agreement with the shareholders of Net Express, Inc., an Arizona corporation ("NE"), whereby the Company exchanged 727,946 shares of its Common Stock for one hundred percent (100%) of the issued and outstanding stock of NE such that NE became a wholly-owned subsidiary of the Company. The shares in connection with such exchange were not issued until December 1999. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 44-1844(6) of the Arizona Code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities".

         Contemporaneously with execution of the share exchange with NE, the Company signed a redemption agreement which effectively allowed either party to the transaction to rescind the transaction without penalty at any time on or before July 1, 1999. Neither party elected to redeem and the redemption agreement has since expired. Additionally, at the time of the NE share exchange, the Company entered into an employment agreement with Ahlawyss Fulton, which has since expired.

         In May 1999, the Company entered into a Stock Purchase Agreement with Blackwater Capital Partners II, L.P., a Delaware limited partnership ("Blackwater") wherein Blackwater agreed to purchase 2,905,828 shares of the Company's Common Stock for a total of $750,000. Payments were to be made: A) $105,000 at closing; B) in five (5) monthly installments of $105,000 beginning July 1, 1999 and the first of each month thereafter; and C) a final installment of $120,000. Although Blackwater missed each payment deadline, $620,000 has been funded to date, including $250,000 which Blackwater assigned to a third party investor. To date, only 968,609 shares have been issued to the third party assignee. No shares have yet been issued to Blackwater. Blackwater's shares carry certain registration rights. For such offering, the Company relied upon
Section 4(2) of the Act, Rule 506 and Section 517.061(11) of the Florida Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In July 1999, 500,000 shares of the Company's Common Stock were cancelled by the Company pursuant to an agreement between the Company and that shareholder.

         In July 1999, the Company sold 50,000 shares of its Common Stock to three (3) investors for a total of $10,000. The Company relied upon Section 4(2) of the Act, Rule 506 and Section 30- 1433A(2) of the Idaho Code. See Part II,
Item 4. "Recent Sales of Unregistered Securities."

         In September 1999, the Company entered into a share exchange agreement with the shareholders of Cartridge Care, Inc., an Arizona corporation ("CC"), whereby the Company exchanged 1,887,500 shares of its Common Stock for one hundred percent (100%) of the issued and outstanding stock of CC such that CC became a wholly-owned subsidiary of the Company. Of the 1,887,500 shares to be issued in connection with the exchange, 1,125,000 shares are subject to a two
(2) year "lock-up" provision (the "LU Shares") and the remaining 762,500 shares are not contractually restricted (but are restricted by Rule 144). 562,500 of the LU Shares and 381,250 of the remaining shares are beneficially owned by Maurice Mallette, a current Director of the Company and the President of CC. In June 2000, the Company entered into a letter agreement with Maurice Mallette, Judith Mallette and Pasquale Rizzi to escrow 723,612 shares of the Common Stock of the Company issued in connection with the acquisition of Cartridge Care, Inc. in September 1999. The escrowed shares will be held pending an investigation by OneSource into the books and records of Cartridge Care. Whereas, all shares have now been issued and none are contingently issuable shares, it is contemplated that some shares may be cancelled and returned to the authorized but unissued capital stock of OneSource should the valuation of Cartridge Care conducted at the time of acquisition by OneSource found to be overstated. For such offering the Company relied upon Section 4(2) of the Act, Rule 506 and Section 44-1844(6) of the Arizona Code. See Part I, Item 1. "Employees and Consultants"; Part I,
Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In September 1999, the Company entered into a lease with EJM Development Co., a California limited partnership for property located at 7419 East Helm Drive, Scottsdale, AZ 85260. This property serves as the Company's headquarters, service dispatch and parts center for all the Company's operations. The lease is for a term of five (5) years, two (2) months, for which the Company pays rent in the amount of $9,025 for the first fourteen (14) months, $9,370 for months fifteen (15) to twenty-six (26), $9,715 for months twenty-seven (27) through thirty-eight (38), $9,995 for months thirty-nine (39) through fifty (50) and $10,270 for months fifty-one (51) through sixty-two (62). See Part I, Item 1. "Facilities"; and Part I, Item 3. "Description of Property".

         In April 2000, the Company issued 305,000 shares of its Common Stock to four (4) employees as signing bonuses to attract them to the Company. For such offering the Company relied upon Section 4(2), Rule 506, Section R14-4-140 of the Arizona Code and Section 11-51-308(1)(p) of the Colorado Code. See Part I,
Item 1. "Employees and Consultants"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In April 2000, the Company issued 97,374 shares of its Common Stock to eighteen (18) current or former employees to compensate them for past salary reductions or in lieu of past salary increases for their services as employees during periods since 1997. Donald Gause, a Director, received 4,000 shares in connection with such issuance. For such offering the Company relied upon

Section 4(2), Rule 506, Section R14-4-140 of the Arizona Code, Section 25102(f) of the California Code, Section 11-51-308(1)(p) of the Colorado Code, Section
90.532 of the Nevada  Code,  Section  58-13B-24(R)  of the New  Mexico  Code and
Section 61-1-15.5(2)&R164-15-2 of the Utah Code. See Part I, Item 1. "Employees and Consultants"; Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In June 2000, the Company granted XCEL ASSOCIATES, Inc., a New Jersey corporation ("XAI") an option to purchase two million (2,000,000) shares of the Common Stock of the "freely tradeable shares" of the Company at a price of $0.50 per share. The option is for a period of one (1) year unless XAI introduces or arranges for an acceptable "secondary offering" approved by the Company, and in which case the term of the option is extended until June 1, 2003. The option has since been terminated by mutual agreement of the parties. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 49:3-50(b)(9) of the New Jersey Code. See Part I, Item 1. "Employees and Consultants"; Part I,
Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In June 2000, the Company entered into a agreement wherein the Company agreed to pay a finder's fee to XAI for any debt or equity investment, acquisition, consolidation, merger or purchase of assets between the Company and any contact of XAI brought to the Company's attention by XAI, which was consummated within a period of twenty-four (24) months thereafter. The finder's fee is as follows: a) five percent (5%) of the first million dollars
($1,000,000)  raised;  b)  four  percent  (4%)  of the  second  million  dollars
($1,000,000)  raised;  c)  three  percent  (3%)  of the  third  million  dollars
($1,000,000)  raised;  d)  two  percent  (2%)  of  the  fourth  million  dollars
($1,000,000) raised; and one percent (1%) of the all additional monies raised. In the event fees are due XAI by the Company, the Company and XAI may mutually agree to accept and pay the fee in shares of the Company's stock priced at eighty percent (80%) of the most recent bid price. This agreement was terminated in November 2000 by mutual agreement of the parties. For such offering the Company relied upon Section 4(2) of the Act, Rule 506 and Section 49:3-50(b)(9) of the New Jersey Code. See Part I, Item 1. "Employees and Consultants"; Part I,
Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In June 2000, the Company entered into a consulting agreement with XAI to provide consultation and advisory services relating to business management and marketing in exchange for issuance of 100,000 shares of the Company's stock each to Edward Meyer, Jr. and Edward T. Whelan. The contract is for a period of one (1) year. The consulting agreement has been terminated by mutual agreement of the parties. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 49:3-50(b)(9) of the New Jersey Code. See Part I, Item
1. "Employees and Consultants"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In June 2000, the Company borrowed $50,000 from Grace Holdings, Inc. ("GHI"). The term of the note is for a period of one (1) year or upon subsequent financing by XAI. The note bears interest at a rate of prime plus three percent (prime+3%) per annum. Additionally, the Company granted GHI warrants to purchase 166,666 shares of the Company's Common Stock at a price of $0.30 per share. The warrants have no expiration date. In November 2000, the Company repaid the $50,000 owed to GHI in advance of its due date, in exchange for a general release with regard to the note and warrants, the finder's fee agreement, the consulting service contract, the option agreement and all other agreements between the Company and both XAI and GHI. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 11.602 of the Maryland Code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In July 2000, the Company entered into an Installment Agreement with the Department of the Treasury of the Internal Revenue Service (the "IRS") to make monthly payments in the amount of $10,000 to the IRS for past payroll taxes due and penalties relating thereto. The IRS will continue to charge the Company penalties and interest until the past due amount is paid in full. Additionally, a Federal Tax Lien has been filed. The Company estimates that approximately $120,000 is outstanding to date. The Company has made all installment payments timely.

         In July 2000, the Company issued 10,000 shares of its Common Stock to one (1) individual in exchange for a client list of computer service customers, the remainder of the previously contracted for but unissued shares (943,750) in connection with the CC acquisition, 13,166 shares to one (1) past employee for out-of-pocket expenses, 90,000 shares to one (1) investor for $30,000, 8,319 shares to one (1) individual for past accounting services rendered, 40,000 shares to one (1) individual who is an active employee as a signing bonus, 58,333 shares to Maurice Mallette, the Company's current Interim Vice President, President of CC and a Director in exchange for $17,500 and 75,000 shares to one
(1) individual for his services as a headhunter who brought potential employees to the Company. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506, Section R14-4-140 of the Arizona Code, Section 25102(f) of the California Code, Section 90.532 of the Nevada Code and Section 211(b) of the Pennsylvania Code. See Part I, Item 1. "Employees and Consultants"; Part I, Item
4. "Security  Ownership of Certain  Beneficial  Owners and Management";  Part I,
Item 5. "Directors,  Executive Officer,  Promoters and Control Persons"; Part I,
Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In August 2000, Steven Green, a Director of the Company resigned. Mr. Green did not resign because of a disagreement with the registrant on any matter relating to the registrant's operations, policies or practices. Mr. Green did not furnish the registrant with a letter describing any disagreement, nor did he request that any matter be disclosed. Mr. Green resigned on August 18, 2000. The registrant believes it has disclosed all pertinent information and the filing of a Current Report on Form 8-K as instructed by Item 6 is not required. See Part I, Item 1. "Employees and Consultants"; Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; and Part I, Item 7. "Certain Relationships and Related Transactions."

         In November 2000, the Company issued 206,500 shares of its restricted Common Stock to four (4) persons. Two (2) of the persons receiving a total of 200,000 shares, were given the shares as a hiring bonus. The other two (2) persons receiving a total of 6,500 shares, were given the shares in lieu of salary. For such offering the Company relied upon Section 4(2) of the Act, Rule 506, Section R14-4-140 of the Arizona Code. See Part I, Item 1. "Employees and Consultants"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         See (b) "Business of Issuer" immediately below for a description of the Company's business.

(b)      Business of Issuer.

General

         The Company was formed in September 1996 and had little or no operations until July 1997 when the Company entered into a reverse merger transaction wherein it issued 8,500,000 shares of stock in exchange for one hundred percent (100%) of the issued and outstanding shares of Micor. Micor started business in 1984 as a small banking equipment sales and service company and was incorporated in 1990 as Micor Financial Systems, Inc. Its name was changed to Micor Technologies, Inc. in December 1994 and finally to OneSource Technologies, Inc in August 1997.

         OneSource  is engaged in three (3) closely  related  and  complimentary lines of business, 1) renewable contract equipment maintenance services, 2) equipment sales and integration services and 3) value added equipment supply sales. The Company is primarily focused on the 1) banking and financial services and 2) retail industries even though its service and product offerings can be readily applied in any industry. These two (2) are emphasized because of the significantly greater number of equipment items used in banking, financial service and retail enterprises compared to other businesses. Like companies in other industries, banking and retail enterprises use large numbers of general business equipment items such as copiers, facsimiles, PCs and peripherals, but in addition they also utilize significant quantities of industry specific machines like coin/currency counting and handling machines, check processing and encoding equipment and ATMs in banking and point-of- sale ("POS") scanner and register systems in the retail industry.

         The Company's customers at the end of 1999 were primarily banking (25%) and retail (74%) companies located in Arizona, California, Colorado, Nevada, New Mexico, Utah, Texas and Wyoming. Approximately forty-eight percent (48%) of the Company's revenue was generated from four (4) customers through December 31, 1999, the largest of which contributed approximately twenty-three percent (23%).

Maintenance Services

         In Maintenance Services, OneSource has pioneered a patent pending "flat-rate blanket discount service" approach in these industries covering a broad array of general business and industry specific equipment. The Company's patent pending service program is unique because it takes a "horizontal" approach to equipment maintenance rather than the typical "vertical" approach traditionally offered. In so doing so, it creates wide based savings by being able to service multiple equipment items for a flat fee, which constitutes the basis for a package pricing to customers. Equipment Maintenance service is delivered on-site to customers by Company employed virtual field service technicians operating from their homes throughout the Company's territorial reach, which presently includes the states of Arizona, northern California, Colorado, Nevada, New Mexico, Utah and parts of Wyoming and Texas. All supporting services, including call center dispatching and control, parts procurement and logistics are centrally housed in the Company's Phoenix, Arizona corporate facilities. Communication and field service connectivity is realized through the utilization of a number of communication technology devices, e.g., wireless telephones, pagers, the Internet and Company Intranet services.

         Maintenance has historically been the Company's primary business focus. Now, with its added Integration and Supplies capabilities, OneSource will prospectively be less dependent on this aspect of its business. For the twelve months ended December 1999, Maintenance revenues constituted approximately seventy-nine percent (79%) of total consolidated revenues. Integration revenues were introduced in April 1999 and Supplies capabilities were added in October 1999.

Integration Services

         The Company is engaged in a number of network and Internet related integration products and services including, network (LAN and WAN) implementation, remote network support services, web hosting and e-commerce services, DSL and other high speed and broadband Internet connectivity services, and wireless Internet connectivity. All of these capabilities are in present high demand. They also readily compliment the Company's Maintenance and Supplies operations by being able to support these divisions' customer base with IT products and services. These capabilities were acquired in 1999 through the Company's acquisition of an Arizona based information technology ("IT") company. Accordingly, Integration services are presently being delivered in only the Company's Arizona territory. The Company intends to expand this capability throughout all its geographic locations. Integration services therefore represent a major component of the Company's forward growth strategies.

         The Integration division operates as a value-added reseller ("VAR") for a number of computer and peripheral product OEM's and distributors related to its LAN and WAN integration services, e.g., PC's, servers, communication equipment, printers, and etc. The division also has a number of agent agreements in place with high speed Internet and virtual private Network ("VPN") suppliers to supply these services to the Company's Integration customers. All Integration products and services are delivered to customers by Company employed systems engineers and/or outside project specific contract engineers.

Supplies Services

         The Supplies segment is focused on delivering equipment supplies and part requirements to the Company's Maintenance and Integration customers on a single-source basis. The Company is presently a supplier for a number of equipment consumable supply items, e.g., ribbons, toner, and

OEM and remanufactured toner cartridges for copiers, faxes and laser printers. Since toner cartridges represent the Company's largest demand supply item, the Company acquired an Arizona based high quality toner cartridge remanufacturing company in order to expand this products distribution throughout the Company's Maintenance and Integrations customer base.

Internet Services

         A number of the Company's products and services can be readily distributed and/or serviced via the Internet on both a retail consumer as well as a business to business ("B2B") basis. In this regard, the Company launched its initial on-line Internet distribution channel, (GOINK.com) to supply and distribute its remanufactured printer and copier toner cartridge products. GOINK is presently directed toward individual and small business retail customers, but prospectively will be directed toward the Company's existing Maintenance, Integration customers. These products are delivered via on-line private catalogs within GOINK on a true Internet B2B basis.

         At year-end 1999 the Company had fifty-two (52) full-time employees and one (1) part-time employee.

Status of Publicly Announced Products and Services

         The Company is primarily focused on its maintenance, integration and supplies services at this time. However, an increasing number of the Company's products and services can be distributed and/or serviced via the Internet. The Company's GOINK.com website was designed with this trend in mind.

Competition

         The Company faces competition from large, well-established companies with considerably greater financial, marketing, sales and technical resources than those available to the Company. The Company's training and services could be rendered obsolete or made uneconomical by the development of new products, technological advances or pricing actions by one or more of the Company's competitors. The Company's business, financial condition or results of operations could be materially adversely affected by one or more of such developments. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competition will not have an material adverse effect on the Company's business, financial condition or results of operations.

         The equipment sales and service industry as well as the equipment supplies industry are highly competitive and consist of numerous independent and competing companies large and small throughout the Company's operating territory. Any organization, supplier, or equipment sales and service provider is technically a OS competitor. The differentiating factor between competitors and the Company is the limited line(s) of service generally provided by competing companies. Most of these companies are vertical suppliers who focus primarily on one or a few types of equipment sales with service offered secondarily as an inducement for increased sales. Further such competitors tend to be involved with a limited number of equipment types and brands. The Company offers its customers equipment service with Company employed field service technicians on a broad horizontal basis wherein multiple types and manufacture's brands are covered under a single maintenance contract known as the OneSource Flat-Rate Blanket Maintenance System(TM).

Sources and Availability of Raw Materials

         The materials needed to service office machinery are widely available from numerous third parties. No shortage of materials is expected in the foreseeable future.

Dependence on one or few customers

         The Company will rely heavily on its few customers' accounts for the majority of its business. A change in the relationship of the Company to any one
(1) of its major customers could have a material adverse affect on the Company's business.

Research and Development

         The Company believes that research and development is an important factor in its future growth. The equipment supply industry is closely linked to technological advances, which constantly produces new machinery for use by the public. Therefore, the Company must continually invest in training on the latest technological advances and the newest office machinery to effectively compete with other companies in the industry. No assurance can be made that the Company will have sufficient funds to fund such training efforts to match technological advances as they become available. Additionally, due to the rapid advance rate at which technology advances, the Company's equipment and inventory may be outdated quickly, preventing or impeding the Company from realizing its full potential profits.

Patents, Copyrights and Trademarks

         The Company intends to protect its original intellectual property with patents, copyrights and/or trademarks as appropriate.

          The Company's only trademark extends to its unique flat-rate blanket maintenance service program. The Company presently has a "business apparatus and methods" patent application pending with the United States Patent Office for the Company's OneSource Flat-Rate Blanket Maintenance System(TM), but otherwise the Company has no other patents, trademarks, royalty agreements, franchises, concessions or labor contracts in effect.

         While a patent of the Company's systems would be beneficial for allowing the Company to license it to others, it is not essential to the Company's operations and would therefore not have a significant detrimental effect if it were not granted.

Governmental Regulation

         There are no government approvals required to conduct business and no regulatory issues other than usual and customary corporate, tax and business licensing with which the Company is current in all its operating jurisdictions.

State and Local Licensing Requirements

         Currently there are no state or local licensing requirements which apply to the Company's business or to its products

Effect of Probable Governmental Regulation on the Business

         Currently there is no government regulation of the Company's business nor of the Company's products. However, new laws are emerging which regulate commerce over the internet and the way data and information may be transmitted over the Internet. Should the Company engage in activities involving the Internet in the future, it may be subject to these laws and/or regulations.

         As the Company's products and services are available over the Internet in multiple states and foreign countries, these jurisdictions may claim that the Company is required to qualify to do business as a foreign corporation in each such state and foreign country. New legislation or the application of laws and regulations from jurisdictions in this area could have a detrimental effect upon the Company's business.

         A governmental body could impose sales and other taxes on the provision of the Company's products and services, which could increase the costs of doing business. A number of state and local government officials have asserted the right or indicated a willingness to impose taxes on Internet-related services and commerce, including sales, use and access taxes; however, no such laws have become effective to date. The Company cannot accurately predict whether the imposition of any such taxes would materially increase its costs of doing business or limit the services which it provides, since it may be possible to pass on some of these costs to the consumer and continue to remain competitive.

         If, as the law in this area develops, the Company becomes liable for information carried on, stored on, or disseminated through its website, it may be necessary for the Company to take steps to reduce its exposure to this type of liability through alterations in its equipment, insurance or other methods. This may require the Company to spend significant amounts of money for new equipment or premiums and may also require it to discontinue offering certain of its products or services.

         Due to the increasing popularity and use of the Internet, it is possible that additional laws and regulations may be adopted with respect to the Internet, covering issues such as content, privacy, access to adult content by minors, pricing, bulk e-mail (spam), encryption standards, consumer protection, electronic commerce, taxation, copyright infringement and other intellectual property issues. P&G cannot predict the impact, if any, that future regulatory changes or developments may have on the Company's business, financial condition, or results of operation.

Cost of Research and Development

         For fiscal year 1998 and 1999, the Company expended no measurable amount of money on research and development efforts. At the current time, none of the costs associates with research and development are bourne directly by the customer; however there is no guarantee that such costs will not be bourne by customers in the future and, at the current time, the Company does not know the extent to which such costs will be bourne by the customer, if at all.

Cost and Effects of Compliance with Environmental Laws

         The Company's business is not subject to regulation under the state and Federal laws regarding environmental protection and hazardous substances control. The Company is unaware of any bills currently pending in Congress which could change the application of such laws so that they would affect the Company.

Employees and Consultants

         At October 12, 2000, the Company employed forty-six (46) persons. None of these employees are represented by a labor union for purposes of collective bargaining. The Company considers its relations with its employees to be excellent.

         In November 1995, Micor, signed a promissory note in favor of William Meger, a current Director of the Company, in the principal amount of $40,000, which note bore interest a rate of six percent (6%) per annum. The note had a term of five (5) years, for which interest was payable monthly and the principal was payable as a balloon payment at the end of the term. In April 2000, the Company issued 60,000 shares of its Common Stock to William Meger as full and final payment of such note. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section R14-4-140 of the Arizona Code. See Part I,
Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In the first quarter of 1997, the board of directors of PF decided to sell and spin off its wholly owned subsidiary, Micor. The board offered Micor to the then current management team of Micor. In July 1997, Jerry Washburn, Micor and four (4) others signed a promissory note in favor of PF in the principal amount of $285,000. The term of the note was through April 15, 2003. In March 2000, the Company and the Investors purchased the note, which had $285,000 in principal outstanding and an additional $36,972 of interest outstanding, from PF for $150,000 in cash provided by the Investors and 175,000 shares of the Company's Common Stock issued by the Company. The Investors had the option to convert the note to shares of the Company's Common Stock in their sole discretion. They exercised such option, converting the full amount of the note (principal and interest) to 643,944 shares of the Common Stock of the Company. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section R14-4-140 of the Arizona Code. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5.

"Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In July 1997, the Company entered into a share exchange agreement with Micor and its shareholders. The exchange was made whereby the Company issued 8,500,000 shares of its restricted Common Stock to the shareholders of Micor for all of the issued and outstanding stock of Micor. Jerry Washburn, the current President, Chief Executive Officer and Chairman of the Company, received 3,300,000 shares in connection with such exchange. William B. Meger, a Director of the Company, received 3,285,287 shares. This offering was conducted pursuant to Section 4(2) of the Act, Rule 506, Section 44-1844(6) of the Arizona Code,
Section 25103(c) of the California Code, Section 90.530(17) of the Nevada Code and Section 61-1-14(2)(p) of the Utah Code. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In September 1998, the Company issued 750,000 shares of its Common Stock to two (2) persons for services rendered to the Company. Donald C. Gause, who currently serves as a Director, received 250,000 of the shares issued. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506,
Section 14-4-126(f) of the Arizona Code and Section 11-51-308(1)(j) of the Colorado Code. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In September 1999, the Company entered into a share exchange agreement with the shareholders of CC, whereby the Company exchanged 1,887,500 shares of its Common Stock for one hundred percent (100%) of the issued and outstanding stock of CC such that CC became a wholly-owned subsidiary of the Company. Of the 1,887,500 shares to be issued in connection with the exchange, 1,125,000 shares are subject to a two (2) year "lock-up" provision and the remaining 762,500 shares are not contractually restricted (but are restricted by Rule 144). 562,500 of the LU Shares and 381,250 of the remaining shares are beneficially owned by Maurice Mallette, a current Director of the Company and the President of CC. In June 2000, the Company entered into a letter agreement with Maurice Mallette, Judith Mallette and Pasquale Rizzi to escrow 723,612 shares of the Common Stock of the Company issued in connection with the acquisition of Cartridge Care, Inc. in September 1999. The escrowed shares will be held pending an investigation by OneSource into the books and records of Cartridge Care. Whereas, all shares have now been issued and none are contingently issuable shares, it is contemplated that some shares may be cancelled and returned to the authorized but unissued capital stock of OneSource should the valuation of Cartridge Care conducted at the time of acquisition by OneSource found to be overstated. For such offering the Company relied upon Section 4(2) of the Act, Rule 506 and Section 44-1844(6) of the Arizona Code. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item
5. "Directors,  Executive Officer,  Promoters and Control Persons"; Part I, Item
6. "Executive

Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In April 2000, the Company issued 305,000 shares of its Common Stock to four (4) employees as signing bonuses to attract them to the Company. For such offering the Company relied upon Section 4(2), Rule 506, Section R14-4-140 of the Arizona Code and Section 11-51-308(1)(p) of the Colorado Code. See Part I,
Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In April 2000, the Company issued 97,374 shares of its Common Stock to eighteen (18) current or former employees to compensate them for past salary reductions or in lieu of past salary increases for their services as employees during periods since 1997. Donald Gause, a Director, received 4,000 shares in connection with such issuance. For such offering the Company relied upon Section 4(2), Rule 506, Section R14-4-140 of the Arizona Code, Section 25102(f) of the California Code, Section 11-51-308(1)(p) of the Colorado Code, Section 90.532 of the Nevada Code, Section 58-13B-24(R) of the New Mexico Code and Section 61-1-15.5(2)&R164-15-2 of the Utah Code. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In June 2000, the Company granted XAI an option to purchase two million (2,000,000) shares of the Common Stock of the "freely tradeable shares" of the Company at a price of $0.50 per share. The option is for a period of one (1) year unless XAI introduces or arranges for an acceptable "secondary offering" approved by the Company, and in which case the term of the option is extended until June 1, 2003. The option has since been terminated by mutual agreement of the parties. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 49:3-50(b)(9) of the New Jersey Code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In June 2000, the Company entered into a agreement wherein the Company agreed to pay a finder's fee to XAI for any debt or equity investment, acquisition, consolidation, merger or purchase of assets between the Company and any contact of XAI brought to the Company's attention by XAI, which was consummated within a period of twenty-four (24) months thereafter. The finder's fee is as follows: a) five percent (5%) of the first million dollars
($1,000,000)  raised;  b)  four  percent  (4%)  of the  second  million  dollars
($1,000,000)  raised;  c)  three  percent  (3%)  of the  third  million  dollars
($1,000,000)  raised;  d)  two  percent  (2%)  of  the  fourth  million  dollars
($1,000,000) raised; and one percent (1%) of the all additional monies raised. In the event fees are due XAI by the Company, the Company and XAI may mutually agree to accept and pay the fee in shares of the Company's stock priced at eighty percent (80%) of the most recent bid price. This agreement was terminated in November 2000 by mutual agreement of the parties. For such offering the Company relied upon Section 4(2) of the Act, Rule 506 and Section 49:3-50(b)(9) of the New Jersey Code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In June 2000, the Company entered into a consulting agreement with XAI to provide consultation and advisory services relating to business management and marketing in exchange for issuance of 100,000 shares of the Company's stock each to Edward Meyer, Jr. and Edward T. Whelan. The contract is for a period of one (1) year. The consulting agreement has been terminated by mutual agreement of the parties. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 49:3-50(b)(9) of the New Jersey Code. See Part I, Item
7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In July 2000, the Company issued 10,000 shares of its Common Stock to one (1) individual in exchange for a client list of computer service customers, the remainder of the previously contracted for but unissued shares (943,750) in connection with the CC acquisition, 13,166 shares to one (1) past employee for out-of-pocket expenses, 90,000 shares to one (1) investor for $30,000, 8,319 shares to one (1) individual for past accounting services rendered, 40,000 shares to one (1) individual who is an active employee as a signing bonus, 58,333 shares to Maurice Mallette, the Company's current Interim Vice President, President of CC and a Director in exchange for $17,500 and 75,000 shares to one
(1) individual for his services as a headhunter who brought potential employees to the Company. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506, Section R14-4-140 of the Arizona Code, Section 25102(f) of the California Code, Section 90.532 of the Nevada Code and Section 211(b) of the Pennsylvania Code. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In August 2000, Steven Green, a Director of the Company resigned. Mr. Green did not resign because of a disagreement with the registrant on any matter relating to the registrant's operations, policies or practices. Mr. Green did not furnish the registrant with a letter describing any disagreement, nor did he request that any matter be disclosed. Mr. Green resigned on August 18, 2000. The registrant believes it has disclosed all pertinent information and the filing of a Current Report on Form 8-K as instructed by Item 6 is not required. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management";
Part I, Item 5. "Directors,  Executive Officer,  Promoters and Control Persons";
Part I, Item 6. "Executive Compensation"; and Part I, Item 7. "Certain Relationships and Related Transactions."

         In November 2000, the Company issued 206,500 shares of its restricted Common Stock to four (4) persons. Two (2) of the persons receiving a total of 200,000 shares, were given the shares as a hiring bonus. The other two (2) persons receiving a total of 6,500 shares, were given the shares in lieu of salary. For such offering the Company relied upon Section 4(2) of the Act, Rule 506, Section R14-4-140 of the Arizona Code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         Currently, the Company has no employment agreements with its officers and directors. OS intends to enter into such agreements upon the effectiveness of its Form10SB.

Facilities

         In September 1999, the Company entered into a lease with EJM Development Co., a California limited partnership for property located at 7419 East Helm Drive, Scottsdale, AZ 85260. This property serves as the Company's headquarters, service dispatch and parts center for all the Company's operations. The lease is for a term of five (5) years, two (2) months, for which the Company pays rent in the amount of $9,025 for the first fourteen (14) months, $9,370 for months fifteen (15) to twenty-six (26), $9,715 for months twenty-seven (27) through thirty-eight (38), $9,995 for months thirty-nine (39) through fifty (50) and $10,270 for months fifty-one (51) through sixty-two (62). See Part I, Item 3. "Description of Property".

Risk Factors

         Before making an investment decision, prospective investors in the Company's Common Stock should carefully consider, along with other matters referred to herein, the following risk factors inherent in and affecting the business of the Company.

         1. History of Losses. As of December 31, 1998, the Company had total assets of $530,480, a net loss of $51,614, net revenues of $1,380,041 and stockholders deficit of $473,318. As of December 31, 1999, the Company had total assets of $1,715,486, a net loss of $185,341 on net revenues of $2,476,884 and stockholders equity of $335,880. Due to the Company's operating history and limited resources, among other factors, there can be no assurance that profitability or significant revenue will occur in the future. Moreover, the Company expects to continue to incur operating losses through at least the fiscal year 2000 and there can be no assurance that losses will not continue thereafter. The ability of the Company to establish itself as a going concern is dependent upon the receipt of additional funds from operations or other sources to continue those activities.

         2. Minimal Assets. Working Capital and Net Worth. As of December 31, 1999, the Company's total assets in the amount of $1,715,486, consisted, principally, of accounts receivable in the amount of $460,121, $368,898 in inventories, $220,000 in stock subscription receivable and $34,061 in other assets. Further, there can be no assurance that the Company's financial condition will improve.

         3. Need for Additional Capital. Without an infusion of capital or profits from operations, the Company is not expected to grow and to further expand its operations. Accordingly, the Company is not expected to overcome its history of losses unless additional equity and/or debt financing is obtained. Further, the Company may incur significant unanticipated expenditures which deplete its capital at a more rapid rate because of among other things, the stage of its business and its lack of a widespread client base and market recognition. Because of these and other factors, management is presently unable to predict what additional costs might be incurred by the Company beyond those currently contemplated. The Company has not identified sources of additional capital funds, and there can be no assurance that resources will be available to the Company when needed.

           4. Dependence on Management. The possible success of the Company is expected to be largely dependent on the continued services of its current President, Jerry Washburn. Virtually all decisions concerning the Company will be made or significantly influenced by Mr. Washburn. The loss of the services of Mr. Washburn, would adversely affect the conduct of the Company's business and its prospects for the future. The Company presently has no employment agreements with any of its officers and holds no key-man life insurance on the lives of, and has no other agreement with any of these officers.

         5. Limited Distribution Capability. The Company's success depends in large part upon its ability to distribute its products and services. As compared to the Company, which lacks the financial, personnel and other resources required to compete with its larger, better-financed competitors, virtually all of the Company's competitors have much larger budgets for securing customers. Depending upon the level of operating capital or funding obtained by the Company, management believes, without assurance, that it will be possible for the Company to attract service personnel for its products and services. However, in the event that only limited funds are available from operations or obtained, the Company anticipates that its limited finances and other resources may be a determinative factor in the decision to continue its operations. Until such time, if ever, as the Company is successful in generating sufficient cash flow from operations or securing additional capital, of which there is no assurance, it intends to continue to operate at its current stage.

         6. High Risks and Unforeseen Costs Associated with the Company's Expanded Entry into the Equipment Service Industry. There can be no assurance that the costs for the establishment of a service network will not be significantly greater than those estimated by Company management or that significant expenditures will not be needed to perform service and repair with the speed necessary to satisfy its clients. Therefore, the Company may expend significant unanticipated funds or significant funds may be expended by the Company without development of a network of clients to financial support the Company. There can be no assurance that cost overruns will not occur or that such cost overruns will not adversely affect the Company. Further, unfavorable general economic conditions and/or a downturn in customer acceptance and appeal could have an adverse affect on the Company's business. Additionally, competitive pressures and changes in customer mix, among other things, which management expects the Company to experience, could reduce the Company's gross profit margin from time to time. Accordingly, there can be no assurance that the Company will be capable of establishing itself in a commercially viable position in local, state, nationwide markets.

         7. Few Clients Under Contract or Customer Base. While the Company has signed several clients for service and repair contracts, the Company presently has a limited customer base. The Company will be dependent upon its President, Mr. Jerry Washburn, to select new potential clients. Mr. Washburn will utilize the contacts with banks and others which he has developed in the equipment service and supply business to select and target potential clients to be signed by the Company, there can be no assurance that any such clients will engage the Company's services.

         8. Dependency on Securing a Suitable Strategic Partner. The Company's ability to establish an adequate customer base at a level sufficient to meet the larger competition depends in part upon the ability of the Company to capitalize on agreements not yet in place and may include the necessity to establish a joint venture agreement with a suitable partner for its future endeavors. There can be no assurance that a qualified strategic arrangement will be found at the levels which management believes are possible. Further, even if the Company receives sufficient cash flow from operations or proceeds from equity and/or debt financing or otherwise, thus enabling it to go forward with its planned expansion, it will nevertheless be dependent upon the availability of a qualified strategic partner to progress at the levels which the Company believes are necessary.

         9. Fluctuations in Results of Operations. The Company has experienced and may in the future experience significant fluctuations in revenues, gross margins and operating results. In addition, a single client currently represents a significant portion of the Company's revenues. As with many developing businesses, the Company expects that some contracts with clients may not meet management's expectations or expansion into new territories may have to be deferred as a result of changes in internal schedules, among other factors. As a result, the Company's operating results for a particular period to date have been and may in the future be materially adversely affected by delays in inventory shipping, problems with technicians or cancellation of even one service contract.

         A large portion of the Company's expenses are variable but difficult to reduce should revenues not meet the Company's expectations, thus magnifying the material adverse effect of any revenue shortfall. Additional factors that may cause the Company's revenues, gross margins and results of operations to vary significantly from period to period include: inventory production costs, patent processing, mix of products sold, manufacturing efficiencies, costs and capacity, price discounts, market acceptance and the timing of availability of new products by the Company and general economic and political conditions. In addition, the Company's results of operations are influenced by competitive factors, including the pricing and availability of and demand for volume discounts for clients with more than one (1) service location. All of the above factors are difficult for the company to forecast, and these or other factors could materially adversely affect the Company's business, financial condition and results of operations. As a result, the Company believes that period-to-period comparisons are not necessarily meaningful and should not be relied upon as indications of future performance. See Part I, Item. 2.
"Management's Discussion and Analysis of Financial Condition or Plan of Operation."

         10. Potential for Unfavorable Interpretation of Future Government Regulation. The Company is not subject to regulations governing its products at the present time. The Company may be subject to regulation if it elects to distribute its products through means such as the Internet, in which case the Company will be required to comply with new and emerging laws, the interpretation of which will be uncertain and unclear. In such event the Company shall have all of the uncertainties such laws present including the risk of loss of substantial capital in the event the Company is unable to comply with the law or is unable to utilize the method of distribution it thinks will best serve the Company's products and services.

         11. No Assurance of Product or Service Quality, Performance and Reliability. The Company expects that its customers will continue to establish demanding policies for quality, performance and reliability. Although the Company will attempt to purchase inventory from manufacturers who adhere to good manufacturing practice standards, there can be no assurance that problems will not occur in the future with respect to quality, performance, reliability and price. If such problems occur, the Company could experience increased costs, delays in or cancellations or rescheduling of orders or shipments and product returns and discounts, any of which would have a material adverse effect on the Company's business, financial condition or results of operations.

         12. Future Capital Requirements. The Company's future capital requirements will depend upon many factors, including the cost of production of the Company's inventory, requirements to either rent or construct adequate facilities for storage of inventory. The Company believes that it will require additional funding in order to fully exploit its plan of operations. There can be no assurance, however, that the Company will secure such additional financing. There can be no assurance that any additional financing will be available to the Company on acceptable terms, or at all. If additional funds are raised by issuing equity securities, further dilution to the existing stockholders will result. If adequate funds are not available, the Company may be required to delay, scale back or even eliminate its new territories or obtain funds through arrangements with partners or others that may require the Company to relinquish rights to certain of its existing or potential products or other assets. Accordingly, the inability to obtain such financing could have a material adverse effect on the Company's business, financial condition and results of operations. See Part I, Item 2. "Management's Discussion and Analysis of Financial Condition or Plan of Operation."

         13. Uncertainty Regarding Protection of Proprietary Rights. The Company will attempt to protect its intellectual property rights through patents, trademarks, secrecy agreements, trade secrets and a variety of other measures. However, there can be no assurance that such measures will provide adequate protection for the Company's intellectual property, that additional disputes with respect to the ownership of its intellectual property rights will not arise between the Company and its competitors, that the Company's products will not otherwise be copied by competitors or that the Company can otherwise meaningfully protect its intellectual property rights. There can be no assurance that any copyright owned by the Company will not be invalidated, circumvented or challenged, that the rights granted thereunder will provide competitive advantages to the Company or that any of the Company's pending or future applications will be issued with the scope of the claims sought by the Company, if at all. Furthermore, there can be no assurance that others will not develop similar intellectual property which appeal to the same clients or duplicate the Company's services or that third parties will not assert intellectual property infringement claims against the Company. In addition, there can be no assurance that foreign intellectual property laws will adequately protect the Company's intellectual property rights abroad. The failure of the Company to protect its proprietary rights could have a material adverse effect on its business, financial condition and results of operations.

         Litigation may be necessary to protect the Company's intellectual property rights, to determine the validity of and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that infringement, invalidity, right to use or ownership claims by third parties or claims for indemnification resulting from infringement claims will not be asserted in the future. If any claims or actions are asserted against the Company, the Company may seek to obtain a license under a third party's intellectual property rights. There can be no assurance, however, that a license will be available under reasonable terms or at all. In addition, should the Company decide to litigate such claims, such litigation could be extremely expensive and time consuming and could materially adversely affect the Company's business, financial condition and results of operations, regardless of the outcome of the litigation. See Part I, Item 1. Description of Business - (b) Business of Issuer - Patents, Copyrights and Trademarks."

         14. Ability to Grow. The Company expects to grow through one (1) or more strategic alliances, acquisitions, internal growth and by establishing client relationships. There can be no assurance that the Company will be able to create a greater market presence, or if such market is created, to expand its market presence or successfully enter other markets. The ability of the Company to grow will depend on a number of factors, including the availability of working capital to support such growth, existing and emerging competition, one
(1) or more qualified strategic alliances and the Company's ability to achieve and maintain sufficient profit margins in the face of pricing pressures. The Company must also manage costs in an environment which is notorious for unforeseen and underestimated costs and adapt its infrastructure and systems to accommodate growth within the niche market which it hopes to create.

         The Company also plans to expand its business, in part, through acquisitions. Although the Company will continuously review potential acquisition candidates, it has not entered into any agreement, understanding or commitment with respect to any additional acquisitions at this time. There can be no assurance that the Company will be able to successfully identify suitable acquisition candidates, complete acquisitions on favorable terms, or at all, or integrate acquired businesses into its operations. Moreover, there can be no assurance that acquisitions will not have a material adverse effect on the Company's operating results, particularly in the fiscal quarters immediately following the consummation of such transactions, while the operations of the acquired business are being integrated into the Company's operations. Once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as the then existing Company products and services or otherwise perform as expected. The Company is unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisitions will be completed. The Company will be competing for acquisition and expansion opportunities with entities that have substantially greater resources than the Company. In addition, acquisitions involve a number of special risks, such as diversion of management's attention, difficulties in the integration of acquired operations and retention of personnel, unanticipated problems or legal liabilities, and tax and accounting issues, some or all of which could have a material adverse effect on the Company's results of operations and financial condition.

         15. Competition. The equipment service and repair industry in general is highly competitive, with several major companies involved. The Company will be competing with larger competitors in international, national, regional and local markets. In addition, the Company may encounter substantial competition from new market entrants. Many of the Company's competitors have significantly greater name recognition and have greater marketing, financial and other resources than the Company. Further, competition for client contracts has meant the expenditure of additional monies in the training of its technicians on new products and services. There can be no assurance that the Company will be able to complete effectively against such competitors in the future.

         The market for online commerce is extremely competitive, and the Company believes that competition, particularly in connection with online office machinery consumable sales, will continue to grow and intensify. Although the Company's primary focus is on its service contracts, rather than consumable sales, the Company may ultimately compete with existing online websites that provide equipment parts and consumables on the Internet. Online competitors include a number of small and large Internet based enterprises offering similar products and services. The primary competitive factor is price as price sensitivity is the single greatest consideration of most Internet buyers. Most competing suppliers though are dealer/distributors and not remanufactures. Accordingly a differentiating factor for the Company's on-line business is that it is a manufacturer as well as a distributor and therefore has a greater degree of control over pricing of its product offerings.

         In addition to competition encountered on the Internet, the Company faces competition from traditional supply chains and office megastores such as Office Max, Office Depot, Staples, Comp USA, mass merchandisers, consumer electronics stores and a number of small custom start-up companies.

         16. Dependence on the Growth of Online Commerce. Purchasing products and services over the Internet is a new and emerging market. The Company's future revenues and profits may become substantially dependent upon widespread consumer acceptance and use of the internet and other online services as a medium for commerce. Rapid growth of the use of the internet and other online services is a recent phenomenon. This growth may not continue. A sufficiently broad base of consumers may not adopt, or continue to use, the internet as a medium of commerce. Demand for and market acceptance of recently introduced products and services over the internet are subject to a high level of uncertainty, and there are few proven products and services. For the Company to grow, consumers who have historically used traditional means of commerce may instead need to purchase products and services online, which may not be viable without the growth of internet commerce.

         17. Dependence on improvement of the Internet. The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. The Company's success will partially depend upon the development and maintenance of the Internet's infrastructure to cope with this increased traffic. This will require a reliable network backbone with the necessary speed, bandwidth, data capacity and security. Improvement of the Internet's infrastructure will also require the timely development of complementary products, such as high-speed modems, to provide reliable Internet access and services.

         18. Requirement for Response to Rapid Technological Change and Requirement for Frequent New Product Introductions. The equipment supply and service market is subject to rapid technological change, frequent new equipment and product introductions and enhancements, product obsolescence and changes in end-user requirements. The Company's ability to be competitive in this market will depend in significant part upon its ability to successfully obtain, utilize and train employees on new products and services on a timely and cost-effective basis that are based upon this new technology. Any success of the Company in implementing new and enhanced products and services will depend upon a variety of factors, including new product selection, timely and efficient completion of training schedules, performance, quality and reliability of competitive products and services by competitors. The Company may experience delays from time to time in completing training and introduction of new products and services. Moreover, there can be no assurance that the Company will be successful in selecting and implementing new products, or in training employees to utilize new products and services. There can be no assurance that defects will not be found in the products and services utilized by the Company after introduction of these products to the Company's clients, which could result in harm to client or even the loss of a client. The inability of the Company to introduce in a timely manner new products and services that contribute to revenues could have a material adverse effect on the Company's business, financial condition and results of operations.

         19. Possible Adverse Affect of Fluctuations in the General Economy and Business of Customers. Historically, the general level of economic activity has significantly affected the businesses who would engage the services of the Company, such as supermarkets, retail store chains, etc. This, in turn, can cause a downsizing of the Company's clients and can ultimately affect the need for the Company's services. There can be no assurance that an economic downturn would not adversely affect the demand for the Company's products and services. There can be no assurance that such economic factors will not adversely affect the Company's planned products and services.

         20. Lack of Working Capital Funding Source. Other than revenues from the anticipated sale of its remanufactured cartridge products and the service contracts currently in existence, the Company has no current source of working capital funds, and should the Company be unable to secure additional financing on acceptable terms, its business, financial condition, results of operations and liquidity would be materially adversely affected.

         21. Dependence on Contract Manufacturers and Lease of Equipment; Reliance on Sole or Limited Sources of Supply. As of the date hereof, the Company has no internal manufacturing/production capacity, nor does it own the equipment necessary to produce its own inventory, other than its recently acquired CC subsidiary. The Company will also indirectly rely on raw material suppliers to provide the materials necessary for the Company's suppliers to manufacture the inventory. Certain necessary components and services anticipated to be necessary for the manufacture and production of the Company's inventory could be required to be obtained from a sole supplier or a limited group of suppliers. There can be no assurance that the Company's suppliers, will be sufficient to fulfill the Company's orders.

         Should the Company be required to rely solely on a limited group of suppliers, such increasing reliance involves several risks, including a potential inability to obtain an adequate supply of finished products and required components, and reduced control over the price, timely delivery, reliability and quality of finished products and components. The Company does not believe that it is currently necessary to have any long-term supply agreements with its suppliers but this may change in the future. The Company may experience delays in the delivery of and quality problems with its inventory. Certain of the Company's suppliers may have relatively limited financial and other resources. Any inability to obtain timely deliveries of acceptable quality or any other circumstances that would require the Company to seek alternative sources of supply, or to manufacture its inventory internally, could delay the Company's ability to ship its products which could damage relationships with current or prospective clients and have a material adverse effect on the Company's business, financial condition and operating results.

         22. No Dividends. While payments of dividends on the Common Stock rests with the discretion of the Board of Directors, there can be no assurance that dividends can or will ever be paid. Payment of dividends is contingent upon, among other things, future earnings, if any, and the financial condition of the Company, capital requirements, general business conditions and other factors which cannot now be predicted. It is highly unlikely that cash dividends on the Common Stock will be paid by the Company in the foreseeable future. See Part I,
Item 8. "Description of Securities - Description of Common Stock - Dividend Policy."

         23. No Cumulative Voting. The election of directors and other questions will be decided by a majority vote. Since cumulative voting is not permitted and a majority of the Company's outstanding Common Stock constitute a quorum, investors who purchase shares of the Company's Common Stock may not have the power to elect even a single director and, as a practical matter, the current management will continue to effectively control the Company. See Part I, Item 8. "Description of Securities - Description of Common Stock."

         24. Control by Present Shareholders. The present shareholders of the Company's Common Stock will, by virtue of their percentage share ownership and the lack of cumulative voting, be able to elect the entire Board of Directors, establish the Company's policies and generally direct its affairs. Accordingly, persons investing in the Company's Common Stock will have no significant voice in Company management, and cannot be assured of ever having representation on the Board of Directors. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management."

         25. Potential Anti-Takeover and Other Effects of Issuance of Preferred Stock May Be Detrimental to Common Shareholders. Potential Anti-Takeover and Other Effects of Issuance of Preferred Stock May Be Detrimental to Common Shareholders. The Company is authorized to issue shares of preferred stock. ("Preferred Stock") although none has been issued to date. The issuance of Preferred Stock may not require approval by the shareholders of the Company's Common Stock. The Board of Directors, in its sole discretion, may have the power to issue shares of Preferred Stock in one or more series and to establish the dividend rates and preferences, liquidation preferences, voting rights, redemption and conversion terms and conditions and any other relative rights and preferences with respect to any series of Preferred Stock. Holders of Preferred Stock may have the right to receive dividends, certain preferences in liquidation and conversion and other rights; any of which rights and preferences may operate to the detriment of the shareholders of the Company's Common Stock. Further, the issuance of any shares of Preferred Stock having rights superior to those of the Company's Common Stock may result in a decrease in the value of market price of the Common Stock provided a market exists, and additionally, could be used by the Board of Directors as an anti-takeover measure or device to prevent a change in control of the Company. See Part I, Item 1. "Description of Securities - Description of Preferred Stock."

         26. No Secondary Trading Exemption. Secondary trading in the Common Stock will not be possible in each state until the shares of Common Stock are qualified for sale under the applicable securities laws of the state or the Company verifies that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in the state. The Company is currently listed in Standard & Poor's Standard Corporation Manuals, although this exemption is only recognized in a limited number of states. There can be no assurance that the Company will be successful in registering or qualifying the Common Stock for secondary trading, or availing itself of an exemption for secondary trading in the Common Stock, in any state. If the Company fails to register or qualify, or to obtain or verify an exemption for the secondary trading of, the Common Stock in any particular state, the shares of Common Stock could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in the Company's Common Stock, a public market for the Common Stock will fail to develop and the shares could be deprived of any value.

         27. Possible Adverse Effect of Penny Stock Regulations on Liquidity of Common Stock in any Secondary Market. The Company's Common Stock is currently subjected to the "penny stock" rules under 17 CAR 240.3a51-1 because such shares are issued by a small company; are priced under five dollars ($5); and are not and will not traded on NASDAQ or on a national stock exchange. The SEC has established risk disclosure requirements for broker-dealers participating in penny stock transactions as part of a system of disclosure and regulatory oversight for the operation of the penny stock market. Rule 15g-9 under the Securities Exchange Act of 1934, as amended, obligates a broker- dealer to satisfy special sales practice requirements, including a requirement that it make an individualized written suitability determination of the purchaser and receive the purchaser's written consent prior to the transaction. Further, the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure instrument that provides information about penny stocks and the risks in the penny stock market. Additionally, the customer must be provided by the broker-dealer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and the salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. For so long as the Company's Common Stock is considered penny stock, the penny stock regulations can be expected to have an adverse effect on the liquidity of the Common Stock in the secondary market, if any, which develops.

Item 2.   Management's Discussion and Analysis of Operations - Full Fiscal Years

Introduction

         The financial results discussed herein include the consolidated operations of the Company and its wholly owned subsidiaries Net Express, Inc. and Cartridge Care, Inc. In August 1997 the Company's management team completed a leveraged buyout ("LBO") of Micor, an Arizona corporation engaged in the equipment maintenance and service industry. Following the LBO management entered into a merger agreement with a dormant Delaware public shell corporation wherein all of Micor's then outstanding stock was exchanged for 85% of the Delaware company. Following the merger management of the shell company was replaced by Micor's management team and both Micor's and the Delaware corporation's names were changed to OneSource Technologies, Inc.

Overview

         The Company's business plan contemplates an increase in the Company's business and scope of practice over the next five (5) years. This will be accomplished through a combination of internal expansion as well as acquisitions of enterprises engaged in the same and/or complementary lines of business. Year to date 1999 financial results show the Company has achieved solid gains toward these goals through increased internal growth as well as through the successful completion of two (2) acquisitions during the second and third quarters of 1999.

         In April 1999 the Company acquired all the outstanding stock of Net Express, Inc., an Arizona corporation engaged in the LAN and WAN (local and wide area network) integration business. In September the Company acquired all the outstanding stock of Cartridge Care, Inc., an Arizona corporation engaged in the remanufacturing of printer/copier toner cartridges. Both acquisitions were effected with issuance of stock. Net Express was accounted for as pooling of interests and Cartridge Care was accounted for as a purchase. Accordingly the results of Net Express' operations and financial condition are included in the Company's consolidated results for the full two (2) years ended December 31, 1999. The results of operations of Cartridge Care are only included from the date of purchase, September 1999.

         Both acquisitions are logical "fits" for the Company and offer additional product and service categories that can be readily leveraged and expanded throughout the Company's current and future customer list. They also bring an existing customer base that can be leveraged into the Company's core equipment maintenance services. Accordingly, management intends to significantly expand both companies' operations by introducing their product and service offerings into existing OneSource customers as well as add the Company's equipment maintenance capabilities to their customer base.

         These acquisitions contributed approximately twenty-two percent (22%) of the Company's 1999 revenues and about fourteen percent (14%) of 1998 consolidated revenues. On a pro forma basis, including Cartridge Care's results as though this subsidiary was purchased at the beginning of 1998, the acquisitions contributed thirty-eight percent (38%) and forty-nine percent (49%) of total consolidated revenues in 1999 and 1998 respectively. The proportion of acquisition revenue contributions though will not necessarily remain constant as future expansion continues. The Company will continue to expand both internally as well as through acquisitions and accordingly, timing of new business and/or acquisitions can have a significant effect on the proportionate relationship of each to total consolidated revenues.

         In July 1999 the Company successfully filed a "business process apparatus" patent application (S/N 09/395,071) with the United States Patent Office for its OneSource Flat-Rate Blanket

Maintenance System[TM]. The application consists of eight (8) claims that document the unique processes and methodologies the Company has developed and documented over the past four (4) years in demonstrating the Company's successfully delivering equipment maintenance services in a horizontal fashion versus the vertical approach that has been traditionally followed by the industry over the past fifty (50) to sixty (60) years.

Results of Operations

         The Company is engaged in three (3) complimentary lines of business, 1) equipment maintenance services, 2) equipment sales and integration services and
3) equipment supply sales. The Company is primarily focused on the 1) banking and financial services and 2) retail industries even though its service and product offerings can be readily applied in any industry. These two are emphasized because of the significantly greater number of equipment items used in banking and retail compared to other businesses. Like companies in other industries, banking and retail enterprises use large numbers of general business equipment items such as copiers, facsimiles, PCs and peripherals, but in addition they also utilize significant quantities of industry specific machines like coin/currency counting and handling machines, check processing and encoding equipment and ATMs in banking and point-of-sale (POS) scanner and register systems in retail.

         In the Company's core equipment maintenance operations its OneSource Flat-Rate Blanket Maintenance System[TM] is uniquely suited for delivering equipment service solutions to businesses in these industries. To take advantage of the Company's unique system, management initiated a direct sales program in the second half of 1998 to focus on adding new equipment service customers in these industries. This new function was able to add a number of new accounts in Colorado, a new territory for the Company. This new territory was opened in 1998 so the Company could prove it could implement its unique service system in new areas the Company hadn't previously operated in and/or where its business concept was unknown. Management deemed this crucial in as much as most of the expansion expected in the Company's business plan is anticipated in geographic areas outside the Company's present operational territory.

         Although the historical financial picture has not been especially positive, current period operating results are improved in most areas. Similarly, LAN and WAN systems integration and equipment supplies volumes also showed increased gains. Further on a percentage basis most cost categories are approaching the hurdle rate levels envisioned in the Company's business plan.

         Operating results improved in most financial categories during the year ended December 31, 1999. Historically the Company had limited systems and processes for controlling and managing company operations. The Company has successfully implemented a completely integrated and automated information system that covers every facet of its operations from customer contracting through dispatch, service delivery, billing and collections. The final phase of this effort will be implemented in 2000 and consists of interfacing field technicians to corporate host systems on a real- time, three dimensional and paperless basis.

         To make good use of the improved quality and timeliness of information management has aggressively focused on documenting all its new processes and systems in order to facilitate monitoring and controlling all operational functions of service delivery, parts/inventory acquisition and control and customer relations. This new information and management infrastructure has contributed to the improved operational results. Moreover, management believes this new foundation is sufficient to support the much larger operational volume management intends to grow to in future periods.

         The following table sets forth selected consolidated operating results of the Company for the years ended December 31, 1999 and 1998. The consolidated results include the operations of OneSource Technologies and it's wholly owned subsidiary Net Express that was acquired in 1999 and accounted for as a pooling of interests. The consolidated results also include the operations of Cartridge Care for the last three months of 1999 following purchase in September 1999.


Income Statement                                         1999        1998

-------------------------------------------------  ----------------- -----------
   Operating Revenues                                $2,476,884     $ 1,380,041

-------------------------------------------------  ----------------- -----------
   Cost of Revenues                                   1,484,096         755,461

-------------------------------------------------  ----------------- -----------
   Gross Margins                                        992,788         624,580

-------------------------------------------------  ----------------- -----------
   Selling, General and Administrative Expenses       1,171,874         620,637

-------------------------------------------------  ----------------- -----------
   Operating Income (Loss)                            (179,086)           3,943

-------------------------------------------------  ----------------- -----------
   Other Income and (Expense)                         (24,021)          (55,557)

-------------------------------------------------  ----------------- -----------
   Net Income (Loss)                                 (185,341)          (51,614)

-------------------------------------------------  ----------------- -----------

Operating Revenues

         Total consolidated revenues increased $1,096,843 or 79.5% in the year ended December 31, 1999 compared to 1998 and $190,464 or 16% for the year ended December 31, 1998 compared to 1997. Revenues increased in each business category as compared to the same period in the prior year. Half, (50%) of the 1999 increase in consolidated revenues was from in-house generated sales and marketing efforts with the other half coming from acquired operations. This is consistent with the Company's business plan expectations and similar ratios of in-house generated volume increases and acquisition contributed amounts are anticipated on a year-to-year basis prospectively.

         On a pro forma basis, including the results of operations of Cartridge Care in the consolidated results as though this division was purchased at the beginning of 1998, shows the following results for the years ended December 31, 1999 and 1998.

Consolidated Pro Forma Revenues                            1999        1998
------------------------------------------------------ ------------  -----------
Consolidated Operating Revenues                         $2,476,884   $1,380,041

Add Results of Cartridge Care Prior to  Purchase Date     709,128       964,929
                                                        ----------   -----------

Fro Forma Operating Revenues                            $3,186,012   $2,344,970


         The pro forma amounts are more representative and consistent with management's anticipated contribution of revenues from acquired operations in 2000 and beyond than the non-pro forma 1999 consolidated results. This is because management intends to expand acquired companies' product and service offerings to the Company's core contract maintenance customers. Doing so will also increase the proportion of non-service revenues of total revenues in future periods.
         The following table shows the amounts each line of business contributed to total revenues for the years ended December 31, 1999 and 1998.


Business Line Revenue Contributions                      1999         1998
----------------------------------------------------  ----------  ------------
   Equipment Maintenance and Service Revenues         $1,966,114  $1,016,372

----------------------------------------------------  ----------  ------------
   Equipment Sales and Integration Service Revenues     341,548      323,132

----------------------------------------------------  ----------  ------------
   Equipment Supplies and Parts Sales                   169,222       40,537

----------------------------------------------------  ----------  ------------

         Equipment maintenance services accounted for fully seventy-nine percent (79%) of total revenues in 1999 and seventy-four percent (74%) in 1998. Equipment sales and integration services contributed fourteen percent (14%) and twenty-three percent (23%) in 1999 and 1998 respectively. Equipment parts and supplies sales contributed seven percent (7%) of total revenues in 1999 and three percent (3%) in 1998.

         However, on a pro forma basis, the proportionate percentages are sixty-five percent (65%) and forty-eight percent (48%) for equipment maintenance services in 1999 and 1998 respectively and equipment sales and integration services contributed about eleven percent (11%) in 1999 and fourteen percent (14%) in 1998 and value added equipment supplies and parts sales accounted for twenty-four percent (24%) and thirty-eight percent (38%) in 1999 and 1998 respectively as shown in the following table.


Pro Forma Equipment Service Revenue                       1999     1998
----------------------------------------------------- ------------ ------------
Equipment Maintenance and Service Revenues            $1,983,166   $1,,016,372

----------------------------------------------------- ------------ ------------
Add Results of Cartridge Care Prior to Purchase Date     125,984       104,247
                                                      ------------ ------------

Fro Forma Equipment Service Revenue                   $2,109,150    $1,120,619

Pro Forma Equipment Sales & Integration Revenue         1999     1998
----------------------------------------------------- --------- ----------
Equipment Sales and Integration Revenues               341,548   323,132

----------------------------------------------------- --------- ----------
Add Results of Cartridge Care Prior to Purchase Date    -0000    000000
                                                      --------- ----------
Pro Forma Equipment Sales Revenue                      341,548   323,132


Pro Forma Parts and Supplies Revenue                    1999     1998
----------------------------------------------------- --------- ----------
Equipment Supplies and Parts Sales                     152,170    40,537

----------------------------------------------------- --------- ----------
Add Results of Cartridge Care Prior to Purchase Date   583,144   860,682
                                                      --------- ----------
Pro Forma Equipment Supplies Revenue                  $735,314  $901,219

Equipment Maintenance and Service Revenues

         Most of the ninety one percent (91%) increase in service volumes in 1999 compared to 1998 is the result of internally generated new business from existing as well as new customer accounts. Only about ten percent (10%) of the increase in service revenues was contributed by acquired operations. Substantially all this increase was derived from the Company's new sales programs initiated in 1998. The Company's annualized contract service revenues grew from approximately $1.2 million at the end of 1998 to almost $2.6 million at December 31, 1999. Retail industry customers accounted for about seventy-four percent (74%) of equipment maintenance revenues with about twenty-three percent (23%) and two percent (2%) coming from banking and other industry clients respectively. In 1998 substantially all service revenues were derived about equally from retail and banking industry accounts.

         In early 1999 management engaged an outside consultant to evaluate its in-house sales program. As a result the Company adopted a two-tier sales program featuring a limited number of in-house Regions Account Executives supported by an outside contract sales organization already positioned in the retail industry. This organization has an extensive "black book" of existing clients in retailing and accordingly management believes penetration into national accounts in this industry can be accelerated using this two-tier program. The disproportionate increase in retail industry service volumes is indicative of this strategy.

         Prospectively, the Company also intends to expand service revenues through its newly acquired network integration and cartridge remanufacturing divisions and is in the process of implementing a coordinated sales effort to expand this service at existing client situations. The new divisions' present Arizona only territory will also be expanded into all the Company's operating territories.

         The Company ended 1999 with a total backlog of renewable contract service revenues of approximately $4.1 million with an annualized book of contract revenue of $2.6 million. In addition to contract equipment service the Company also performs on-call time and materials service work which amounted to less than 10% of total service revenues in 1999 and 1998. This reflects the Company's continuing focus on increasing renewable contract services at the expense of unsolicited on call work.

Equipment Sales and Integration Service Revenues

         The small six percent (6%) increase in equipment sales and integration service revenues for the year ended December 31, 1999 compared to 1998 reflects the historical incidental nature of equipment sales that has existed in the past. Historically, equipment sales consisted primarily of banking machine sales to the Company's existing bank customers. In late 1998 and throughout 1999 though, as the Company focused its limited sales resources on expanding service operations, equipment sales contribution to total consolidated revenues declined. Sales of this type of equipment decreased fifty-five percent (55%) in 1999 compared to 1998.

         The new LAN/WAN integration acquisition picked up the slack in equipment sales accounting for about eighty-four percent (84%) of total 1999 equipment sales versus only thirty-eight percent (38%) in 1998. While this division will contribute additional sales of PCs/Servers and peripherals prospectively, this type of equipment generally yields very low margins, (5 to 10% on average). Accordingly management is emphasizing the network support and integration services portion of this business with their attendant much higher profit margins. Management is committed to increasing sales of industry specific equipment however in both its retail and financial service industry markets through its emerging in-house equipment sales function and through alliances with equipment dealer/distributor organizations in these industries. Margins on this type of equipment are generally double to triple the margins on PC and peripheral sales.

Equipment Supplies and Parts Sales

         As noted, historically the Company hasn't focused on supplies and parts sales but prospectively management intends to expand this portion of the business. This in fact was the impetuous for the cartridge remanufacturing company's acquisition in September 1999. The increase in 1999 supply sales compared to 1998 totals is all the result of including the cartridge sales of Cartridge Care from the date of purchase.

         On a pro forma basis, supplies and parts sales actually declined sixteen percent (16%) for the year ended December 31, 1999 compared to 1998 and 1998 supply revenues were level with 1997 amounts. The new cartridge remanufacturing acquisition accounts for about ninety-five percent (95%) of total pro forma supply and part sales in both 1999 and 1998. The pro forma decline in 1999 compared to 1998 reflects the Company's changed focus away from selling to tiny businesses and individuals; emphasizing large multi-location accounts instead like the Company's core service customers. During the transition overall sales volumes from small accounts were permitted to drop in anticipation of replacing them with larger volume transactions in 2000 and beyond.

         Management intends to substantially expand this division because it's equipment contract maintenance customer have thousands of laser printers under contracts with existing customers, all of which utilize toner cartridges. In this regard management has incorporated a new e-commerce company, GOINK.com, Inc., to be the cartridge divisions on-line Internet fulfillment delivery system. This site will be available to anyone on the Internet in addition to the Company's customer base. The GOINK.com site will be launched in the first quarter of 2000.

Profit Margins

         While overall gross margins remained steady in 1999 compared to 1998, profit margins improved in each business unit over the past two years compared to previous periods except in 1999 equipment sales where profit margins declined compared to 1998.


Gross Profit                                       1999     1998
----------------------------------------------  ---------- ----------
   Service Operations                            $892,058   $409,722

----------------------------------------------  ---------- ----------
   Equipment Sales and Integration Operations      36,186    194,678

----------------------------------------------  ---------- ----------
   Equipment Supplies and Parts Sales              64,544     20,180

----------------------------------------------  ---------- ----------

         Consolidated gross margin percentages were forty five percent (45%) for both years ended December 31, 1999 and 1998 respectively. This is lower than the Company's target margin rate of fifty percent (50%). The decreased margin percentage reflects the Company's aggressive expansion activities from both in-house generated expansion as well as from acquisitions. The increase in overall gross margin dollars is the result of the Company's expanded level of business volume.

         Service gross margin percentages were 45.3% for the year ended December 31, 1999 compared to only forty percent (40%) in 1998. While service margins increased in 1999 compared to 1998 and 1997's forty percent (40%) rate, they were still below the Company's hurdle rate of fifty percent (50%) that is the Company's business plan model. This is a function of the Company's significant expansion in service volumes in late 1998 and throughout 1999. To support the higher service volumes the Company invested in additional supervisory staff resources in the second half of 1999 and incurred higher than anticipated new contract startup costs in connection with expanded work for the Company's large Colorado grocery chain, both of which depressed 1999 service margins.

         Management believes service margins higher than the Company's fifty percent (50%) hurdle rate can be prospectively achieved as the business matures. As roll out continues and new business is added, it's not always possible to sustain the fifty percent (50%) hurdle rate. Timing of new business as well as the amount of required spares and parts to support new contracts are variables that directly impact service gross margins. The Company's service model however is based on a fifty percent (50%) service gross margin and management is committed to achieving this rate.

         Equipment gross profit was only 10.8% for the year ended December 31, 1999 compared to 60.2% and 40% in 1998 and 1997 respectively. The 10.8% margin is a function of 1) lower equipment sales in the Company's core banking and retail customer sector in 1999 compared to 1998 and 2) low margin PC and peripheral equipment sales of the newly acquired network integration division. With limited resources since the LBO management has focused on expanding its contract service business and accordingly hasn't aggressively pursued equipment sales. The combination of these factors is the primary reason for the unusually low equipment margin in 1999. Prospectively, management anticipates a gross margin rate closer to the Company's historical 30% equipment gross profit.

         As the table bellow shows, on a pro forma basis, supplies margins for the year ended December 31, 1999 were 39.6% compared to 43.2% and 38.9% in 1998 and 1997 respectively. The lower margin rate in 1999 is the result of greater numbers of in-house remanufactured shipments versus purchased products in 1998 versus 1999. Margins on purchased cartridges average thirty to thirty-five percent (30 to 35%) whereas margins on in-house produced ones average forty to fifty percent (40% to 50%). Resulting margins therefore are a function of the product mix between in- house versus outside purchased cartridge shipments. Anticipated future margins in the cartridge division are expected to be closer to the thirty to thirty-five percentile as expansion continues. Management believes a greater proportion of purchased cartridges will be required to support the expected expansion of this division, particularly in the on-line Internet fulfillment GOINK.com site.


Pro Forma Parts and Supplies Margins                       1999        1998
----------------------------------------------------    ---------- -----------
   Equipment Supplies and Parts Margins                 $ 64,544  $ 20,180

----------------------------------------------------    ---------- -----------
   Add Results of Cartridge Care Prior to Purchase Date  237,933    368,962
                                                        ---------- -----------
       Fro Forma Equipment Supplies Margins             $302,477  $389,142


General and Administrative Costs

         With an eighty-five percent (85%) increase in G&A costs for the year ended December 31, 1999 compared to 1998 this is the one category where costs are significantly out of step with forecasts. Most, approximately seventy-seven percent (77%) of the general and administrative cost increases for the year ended December 31, 1999 compared to 1998 were incurred at OneSource corporate. G&A costs between periods from acquired operations only contributed (23%) in 1999 results and most of these costs were in the new cartridge supplies division. Most of the dollar increases therefore in both periods is the result of added costs in corporate operations incurred in anticipation of supporting the expected higher level of consolidated operations.


Administrative Costs                      1999      1998
-------------------------------------- ---------- ---------
    Officer and Administrative Payroll  $486,034  $220,170

-------------------------------------- ---------- ---------
    Facilities                           149,704    52,403

-------------------------------------- ---------- ---------

-------------------------------------- ---------- ---------
    Medical and Casualty Insurance       71,641     51,532

-------------------------------------- ---------- ---------
    Travel and Entertainment             66,098     25,597

-------------------------------------- ---------- ---------
    Legal and Professional Fees          69,453     54,644

-------------------------------------- ---------- ---------
    Other                                99,482     77,441
-------------------------------------- ---------- ---------
         Total                         $942,412   $481,774


         Four (4) cost categories account for most of the increase above forecast levels in general and administrative costs, 1) officers' and administrative compensation, 2) facilities, 3) travel and entertainment expenses and 4) other costs. Because of the "turnaround" situation following the LBO in 1997, owner officers of the Company didn't draw their full salaries until the second quarter of 1999. A number of additional senior level managers and staff were also added in 1999 as a result of acquisitions and additional staff to support present and anticipated increases in business volumes.

         Much of the increase in facilities costs in 1999 compared to 1998 is due to costs related to relocating and combining all the Company's operations into new facilities in the Scottsdale Airpark. Onetime costs related to the relocation totaled approximately $40 thousand. Higher rents and related utilities associated with the larger facilities also contributed to the increase.

         Additional travel and entertainment cost increases of $34 thousand for the year ended December 31, 1999 compared to 1998 are a function of expanded participation in business development activities in 1999. A number of business development trips that were made during 1999 in anticipation of forging certain new business venture relationships and service industry alliances.

         All the increase in "other" expenses in 1999 compared to 1998 is due to costs incurred in integrating acquired operations into the consolidated group and costs related to relocating. One time costs related to assimilating acquired operations amounted to approximately $30 thousand.

Selling Expenses

         Substantially all the cost increases in this category are the result of the Company's implementation of its first selling organization in the second quarter of 1998. During most of 1997 the Company operated without the benefit of any sales effort. An experienced outside sales person was recruited in early 1998 in Colorado to open that territory and in the fourth quarter of 1998 the Company's founder was hired as a sales person for Arizona. The newly acquired cartridge division also hired a salesperson in the second quarter of 1999. Another Southwest Region Account Executive was added in the June of 1999 as well as an outside contract sales firm. The contract sales organization is compensated on a commission only basis whereas employee salespeople are compensated via salary plus commission arrangements. Management anticipates this cost category will continue to increase proportionally as the Company builds its internal expansion momentum.

Operating Income

         The significant decrease (360%) in operating income for the year ended December 31, 1999 compared to 1998 is the result of higher costs incurred in expanding the overall volume of business operations as well as costs incurred in building the corporate infrastructure need to support the larger and more complex business.

Other Income and Expenses


Income and (Expenses)                 1999           1998
---------------------------------  ------------ -------------
   Interest Expense                 $ (34,590)   $ (55,557)

---------------------------------  ------------ -------------
   Other Income                         174              0

---------------------------------  ------------ -------------

         Interest expense decreased for the year ended December 31, 1999 compared to 1998 because of declines in outstanding interest bearing debt. Also contributing to the decline was a decrease in payment penalties and interest charges associated with vendor purchases. During 1999 the Company focused on improving its procurement systems to assure more timely vendor payments compared to the prior periods and with additional investment capital in 1999 was able to do so and eliminate much of this cost.

Financial Condition

         In addition to improved operations since the LBO in 1997 the Company significantly improved its financial condition during 1999, ending the period with a positive equity position and/or positive working capital balance for the first time since the buy-out.

         To further strengthen the Company's financial condition management has initiated a number of activities to further improve its financial condition. In April 1999, management received word its application for quotation of the Company's Common Stock had been approved by the National Association of Securities Dealers. In May, the Company entered into a private placement agreement with a Chicago based investment firm for an infusion of $750 thousand in equity funding over a one (1) year period. The initial advance pursuant to this agreement was received in June 1999 and a second payment was received in August. At December 31, 1999 $300,000 of this commitment was yet unfunded. With this funding commitment as well as interest in the Company from other investment groups and the Company's tradable stock and improving operational results, the Company is better positioned to aggressively pursue its business plan opportunities that it has been at any time in its past.

         The following sets forth selected financial condition information as of December 31 1999 and 1998:

Balance Sheet -                           1999            1998

   Working Capital                     $ 115,567     $ (224,374)

----------------------------------- ---------------- -------------
   Total Assets                         1,697,720       530,480

----------------------------------- ---------------- -------------
   Debt Obligations                      316,246        322,894

----------------------------------- ---------------- -------------
   Shareholders' Equity (Deficit)        369,632       (473,318)

----------------------------------- ---------------- -------------

         As the above table illustrates, with the enhanced operational improvements implemented since the buy-out, each category of the Company's financial condition improved as of December 31, 1999 compared to prior periods. While cash flow from operations decreased in 1999 compared to 1998, the decrease resulted largely from increased Accounts Receivables and Inventories at December 31, 1999 compared to the same date in 1998 and reflects the Company's increased level of operations in 1999 compared to 1998. Investments from financing activities during the year ended December 31, 1999 enabled the Company to finance this decrease in cash from operations as well as improve the Company's current ratio to a positive 1.12 as of December 31, 1999, up from the December 1998 negative ratio of .68. Total assets tripled in the same period and stockholders equity improved substantially to a positive balance of $369,932 as of December 31, 1999.

         To further improve the Company's financial position the Company and a group of investors executed an agreement on March 4, 2000 with PF to purchase the promissory note held by PF with a face value of $285,000 and accrued interest of $36,972 for $150,000 in cash provided by the investors and 175,000 shares of the Company's Common Stock with a fair market value on March 4 of $93,438.00. The investor group exchanged the promissory note for 643,944 shares of OneSource stock. The investor's are restricted from selling the combined 818,944 shares of stock for a period of one (1) year. Completion of this transaction enables the Company to now pursue traditional stand-by credit facility financing arrangements with banking institutions.

         As of December 31, 1999, the Company has accrued delinquent payroll taxes, penalties and interest of approximately $210,000. The Company is corresponding with the IRS and attempting to negotiate payment terms. The Company has committed to making certain scheduled payments based on the availability of funds. There can be no assurance however that the IRS will not take other action should the Company fail to make committed payments. Based on present arrangement with the IRS, management believes that the Company will be able to successfully liquidate this liability without incurring any adverse effects on the Company's financial condition from actions of the IRS.

         During 1999, the Company successfully completed two (2) acquisitions with the issuances of shares of the Company's Common Stock. While both transactions were completed with stock the Company did incur significant non-operating costs of approximately $90,000 for facility relocation and other costs of integrating the operations into the consolidated group. The Company intends to acquire additional companies in the future and will attempt to do so with issuances of the Company's Common

Stock. To the extent cash is required to finance acquisitions, the Company will seek outside capital from investors rather than attempt to finance the cash component from operations.

Results of Operations - June 30, 2000 and June 30, 1999

Introduction

         The interim financial results discussed herein include the financial results of OneSource and its wholly owned subsidiaries Net Express, Inc. and Cartridge Care, Inc.

         In 1999, the Company acquired all the outstanding stock of Net Express, Inc., an Arizona corporation engaged in the LAN and WAN (local and wide area network) integration and other information technology ("IT") business. In September, the Company acquired all the outstanding stock of Cartridge Care, Inc., an Arizona corporation engaged in the remanufacturing of printer/copier toner cartridges. While both acquisitions were effected with issuance of stock, Net Express was accounted for as pooling of interests and Cartridge Care was accounted for as a purchase. Accordingly, the interim results of Net Express' operations are included in the Company's consolidated results for the both interim six-month periods ended June 30, 2000. The interim results of operations and cash flows of Cartridge Care are only included in the consolidated results for the six-month period ended June 30, 2000.

Overview

         Both companies were acquired because they represent logical "fits" for expanding the Company's historical equipment maintenance business into other product and service categories that can be leveraged and expanded throughout the Company's current and future customer base. Net Express adds an array of IT capabilities to the Company that can be directed to existing customer situations as well as new markets. The scope of Net Express' IT practice embraces a number of technologies and services that are in great demand in corporate America that the Company intends to exploit and substantially expand in future periods, including network (LAN and WAN) implementation, remote network maintenance, web hosting, high speed and broadband Internet connectivity and related services. All of these services compliment the Company's maintenance service operations and represent significant sources of potential new revenue streams for the Company.

         Cartridge Care's core business is remanufacturing of laser printer and copier/fax toner cartridges for a number of popular and high demand printer and copier/fax machines. This is a rapidly growing industry that has gained acceptance during the past ten (10) years as a viable alternative to OEM cartridges. The division's cartridges are environmentally friendly, less costly and of equal to superior quality compared to new OEM units. This product category can be readily added to the Company's maintenance customer base that includes hundreds of printers, copiers and faxes presently under contract.

         These acquisitions contributed approximately twenty-seven percent (27%) of the Company's 2000 interim year-to-date revenues and Net Express contributed about nineteen percent (19%) of 1999 interim year-to-date consolidated revenues. The Company will continue to expand both internally as well as through acquisitions and accordingly, timing of new business and/or acquisitions can have a significant effect on the proportionate relationship of each to total consolidated revenues.

Results of Operations

         First half 2000 results were mixed. Revenue growth flattened in the first half of the year and net results were marked by a number of unfavorable circumstances that contributed to operating losses in each of the Company's three (3) operating divisions, Maintenance, Integration and Supplies. Specifically, the doubling of contract maintenance services in the last quarter of 1999 stressed the Company's service delivery systems that continued into 2000. Integration service operations were stunted by decreased new business commitments for integration equipment and services during the first quarter of 2000 and problems in assimilating the cartridge operations into the Company.

         In the late third quarter and early fourth quarter of 1999 the Company added a number of new maintenance contract commitments that had the effect on an annualized basis of doubling the volume of service operations and revenues. This sudden influx of new business severely taxed field service's limited management resources and procurement and delivery systems. While management had anticipated a rapid ramp up of maintenance services, it wasn't until late fourth quarter that the Company was able to put in place two (2) new senior managers to assist in managing maintenance operations. Further, the doubling of service demands also brought to light certain problems in the parts procurement and logistics department that contributed to higher than budgeted costs in the quarter.

         Operational and financial reporting problems encountered in integrating the cartridge division into combined operations continued into 2000. A number of production scheduling, billing and personnel issues were encountered in late 1999 and the first half of 2000 related to the transfer of Cartridge Care's accounting and information systems into the Company's systems. Operational and invoicing problems resulting from the changeover resulted in lower shipments in the quarter and increased operational costs beyond those forecasted.

         Further contributing to first and second quarters' and year-to-date loss were increased administrative costs associated with the Company's expanded maintenance supervisory staff and professional fees related to year-end independent audit work and the Company's pending filing with the SEC .

         The following table sets forth selected consolidated operating results of the Company for the six- months ended June 30, 2000 and 1999. The consolidated results of both periods include the operations of OneSource Technologies and Net Express that was acquired in 1999 and accounted for as a pooling of interests. The consolidated results also include the operations of Cartridge Care for the six-months ended June 30, 2000.


Income Statement                                      2000          1999
-------------------------------------------------- ------------ -----------
   Operating Revenues                                $1,716,292  $1,051,626
   Cost of Revenues                                    1,080760     632,917
   Gross Margins                                        635,532     418,709
   Selling, General and Administrative Expenses         850,014     448,713
   Operating (Loss) Before Extraordinary Gain         (214,482)    (30,004)
   Other (Expense)                                     (30,648)    (12,673)
   Extraordinary Gain                                    63,375
   Net Income (Loss) Income                           (181,755)    (42,677)
-------------------------------------------------- ------------ -----------

Operating Revenues

         Total consolidated revenues increased $664,666 or 63.2% in the six-months ended June 2000 compared to the same period in1999. Revenues for the three (3) months ended June 30, 2000 also increased over the same period in 1999 by $277,750 or 50.6%. As noted above, the 1999 first half figures don't include the revenues of the cartridge division since Cartridge Care was purchased October 1, 1999. Accordingly, the Maintenance division contributed substantially all of the increase in 2000 consolidated revenues compared to 1999. Total revenues of the Integration division were down twenty percent (20%) and sixty-four percent (64%) for the three (3) months and six (6) months ended June 30, 2000 respectively compared to the same periods in 1999.

         Going forward into the third quarter, the Company anticipates that total maintenance revenues will decrease due to a) one (1) of the Company's major  accounts  electing  to exit  out of its  OneSource  contract  in order to provide its own in-house service effective June 2000 and b) the decision by management to discontinue an alliance effective September 2000 with a traditional service provider wherein OneSource delivered subcontract service work. The total impact of these two (2) circumstances will be a drop in monthly revenues of approximately $50,000 per month.

         The following table shows the amounts each division contributed to total revenues for the six (6) months ended June 30, 2000 and 1999.


Business Line Revenue Contributions     2000         1999
------------------------------------- -----------  ----------
  Maintenance Services                 $1,247,473    $840,245
   Integration Services                    68,544     191,629
   Supplies                               400,276      19,752
------------------------------------- -----------  ----------

         Maintenance services continued to account for the lion's share of total revenues in the quarter and the first six (6) months, accounting for seventy-two percent (72%) and eighty percent (80%) of the total six (6) months amounts in 2000 and 1999 respectively. For the three (3) months ended June 30, 2000 maintenance services contributed $586,668 or seventy-one (71%) for the three (3) months ended June 30, 2000 and 1999. Integration services accounted for only four percent (4%) of total revenues in 2000 but eighteen percent (18%) for the six (6) months ended June 30, 1999. Similar percentages of Integration revenue contributions resulted in the three (3) months ended June 30, 2000. The Supplies division accounted for twenty-three percent (23%) and two percent (2%) of total revenues in both the three (3) months and six (6) months ended June 30, 2000 and 1999 respectively.

Maintenance Revenues

         Most of the increase in service volumes in the quarter ended and year-to-date 2000 compared to the same periods in 1999 is the result of internally generated new business from existing as well as new customer accounts. Less than five percent (5%) of the increase in service revenues was contributed by acquired operations. At June 30, 2000 retail customers accounted for about eighty percent (80%) of equipment maintenance revenues with about nineteen percent (17%) and three percent (3%) coming from banking and other industry clients respectively.

         Roll out of the Company's in-house sales program was delayed in the last quarter of 1999 due to demands placed on organization resources by the cartridge division acquisition and the significant service volumes added in the last four months of the year. Further, since some of these problems spilled over into the first half of 2000, the in-house initiative has yet to get started. Management is satisfied with the final planning for the in-house roll out and in light of the expected decrease in near term service revenues management is determined to have a new sales executive recruited and installed before the end of the third quarter.

         The new in-house sales program is designed to aggressively expand each division's business on a backfill basis by focusing on local and regional accounts, leaving the outsourced sales company to cover national account selling. Management believes this new sales initiative will stem the pending decline in service volumes as well as increase sales volumes of the other divisions. Prospectively this new program will also emphasize expanding maintenance revenues through the newly acquired network integration and cartridge remanufacturing divisions' customer bases. The new divisions' present Arizona only territory will also be expanded to include all the Company's operating territories.

Integration Service Revenues

         The sixty-four percent (64%) decline in Integration revenues for the six (6) months ended June 30, 2000 compared to 1999 occurred as a result of fewer equipment sales at both OneSource and Net Express in the quarter this year compared to last. This trend reflects the historical incidental nature of equipment sales that has existed in the past at OneSource. In 1999, as the Company focused its limited sales resources on expanding service operations, the equipment sales contribution to total consolidated revenues declined.

         Equipment sales and integration services from Net Express increased in the quarter ended June 30, 2000 compared to the first quarter of 2000 by $40,925 or almost three hundred percent (300%). The increase is a function of the division completing an integration project that had been pushed back from the first quarter.

         The in-house sales program should help in this regard as it will focus on products and services that don't require significant forward capital commitments. Doing so will mitigate the division's historical reliance on network installation services and network equipment placement. The division will continue to contribute additional sales of PCs/Servers and peripherals prospectively, but this type of equipment generally yields very low margins, [five percent (5%) to ten percent (10%) on average]. Accordingly, management is emphasizing the network support, Internet connectivity and remote network support services portion of this business with their attendant much higher profit margins and/or higher volume opportunities.

Supplies Revenues

         Historically the Company hasn't focused on supplies and parts sales but prospectively management intends to significantly expand this portion of the business. This in fact was the impetuous for the cartridge remanufacturing company's acquisition in September 1999. The $380,524 increase in supply sales for the six (6) months ended March 30, 2000 compared to the same period in 1999 is substantially all due to the cartridge sales of this division. Supply sales were down about $28,236 or thirteen percent (13%) in the second quarter compared to the first quarter of 2000 as a reflection of the Company's decision to channel the division's product offerings through the Company's new Internet distribution channel, GOINK.com.

         Management intends to substantially expand this product line because it's equipment contract maintenance customer base has thousands of laser printers under contracts, all of which utilize toner cartridges. In this regard management has incorporated a new e-commerce company, GOINK.com, Inc., to be the cartridge divisions on-line Internet fulfillment delivery system. This site will be available to anyone on the Internet in addition to the Company's customer base. The GOINK.com site was launched in beta test mode in late March and went live in August 2000.

Profit Margins

         Gross margins in each division were mixed for the six months ended June 30, 2000 compared to those of the same period in 1999 as shown in the following table:


Gross Profit                2000        %        1999       %
------------------------  ---------- -------- ---------- -------
 Maintenance Services       $546,913    43.8   $414,546    49.3
 Integration Services        (21,896)  (31.9)    23,145    12.1
 Supplies                    110,515    27.6    (18,962)  (96)
------------------------  ---------- -------- ---------- -------

         Maintenance gross margin percentage of 43.8% for the six (6) months ended June 30, 2000 is down from the forty nine percent (49%) rate for the same period in 1999 which approximated the Company's target 50% hurdle rate for Maintenance services. This is a function of the Company's significant expansion in service volumes in the second half of 1999 and parts procurement and logistics problems encountered in the last few weeks of 1999 that persisted through the first quarter of 2000. To support the higher service volumes the Company invested in additional supervisory staff resources in the second half of 1999 and incurred higher than anticipated new contract startup costs in connection with expanded work at a couple of the Company's largest customers which adversely impacted first half 2000 service margins. Also contributing to the lower margin was a higher than budgeted parts usage rate in the first quarter of almost seventeen percent (17%), which is substantially above the Company's normal six percent (6%) to eight percent (8%) rate. Appropriate process changes were identified and implemented in the latter month of the first quarter to fix the parts usage situation and management is confident Maintenance margins will elevate to the higher historical rates in the future. Management is also looking for the new in-house sales program backfill additional Maintenance volumes in areas where the Company isn't fully utilizing field service professionals to further increase Maintenance margins toward its target fifty percent (50%) rate.

         Management believes service margins higher than the Company's fifty percent (50%) hurdle rate can also be prospectively achieved as the business matures. As new business is added, it's not always possible to sustain the fifty percent (50%) hurdle rate. Timing of new business as well as the amount of required spares and parts to support new contracts are variables that directly impact service gross margins. The Company's Maintenance service model however is based on a fifty percent (50%) service gross margin and management is committed to achieving this rate.

         The drop in equipment sales and delays in new Integration projects in the first quarter discussed above, account for the negative margin in Integration division operations. Prospectively, management anticipates a gross margin rate closer to the Company's historical thirty percent (30%) equipment gross profit for Integrations operations as volumes pick up in succeeding quarters.

General and Administrative Costs

         G&A costs for the quarter and six (6) months ended June 30, 2000 compared to the same periods in 1999 continued to increase reaching their peak at the end of June 2000. In light of the coming decrease in service revenues and the problems encountered in the Integration division, management embarked on a cost control and cutting program to in the second quarter arrest all cost categories, particularly G&A costs.

         Most of the general and administrative cost increases for the first half of 2000 compared to 1999 were incurred at OneSource corporate. G&A costs between periods from acquired operations only contributed about thirteen percent (13%) of the 2000 increase compared to 1999 and most of these costs were in the new cartridge supplies division.. Most of the dollar increases therefore in both periods is the result of added costs in corporate operations incurred in anticipation of supporting the expected higher level of consolidated operations. The following table shows these costs for the six months ended June 30 2000 and 1999.


Administrative Costs                                    2000           1999
--------------------------------------------------  ------------ -----------
    Officer and Administrative Payroll                 $276,132    $158,754
    Facilities                                          100,020      57,093
    Employee Benefits and Medical and Casualty           55,833      28,724
Insurance
    Travel and Entertainment                             44,083      21,712
    Legal and Professional Fees                         100,730      79,862
    Other                                               163,589      24,069
                                                    ------------ -----------
         Total                                         $740,144    $370,214
--------------------------------------------------  ------------ -----------

         The increase in administrative costs between periods reflects the Company's expanded infrastructure in support of the increase in Company operations. The greater administrative cost also contributed most of the loss in the quarter and year-to-date periods. Administrative costs of $409,130 in the three-month period ended March 31, 2000 represented about forty-six percent (46%) of total revenues versus twenty-eight (28%) for the same period in 1999. During the second quarter of 2000 management was able to trim total G&A costs to $331,014 or forty percent (40%) of total revenues in the quarter by terminating some G&A positions and related benefits as well as by reducing expenses in all cost categories

         Substantially all the increase in facility costs is the result of the relocation and consolidation of all Company operations into new facilities in November 1999. The new location is larger and better able to accommodate present as well as future space requirements. Total rents and related utility costs are significantly higher than the combined smaller locations of the three divisions' prior facilities. The larger facilities were required to permit consolidation of all the Company's operations under one roof, a function that will save costs prospectively. Further, the cartridge division's facility costs for 1999 are not included in the figures for the six-months ended June 30, 1999 since Cartridge Care wasn't acquired until September 1999.

         While employee benefits and insurance expense for the six-months ended June 30, 2000 increased compared to the same period in 1999 they we down in the second quarter of 2000 compared to the quarter ended March 31, 2000 because of the reduced administrative employee count and their related benefits. Legal and professional expenses increased one hundred and seventy percent (170%) during the first quarter of 2000 compared to the same period in 1999 but during the second quarter 2000 these costs were lowered approximately $10,000 or twenty percent (20%) from the amount incurred in the first quarter ended March 31, 2000.

         Much of the historical increase in administrative costs resulted from the increased infrastructure of the Company in support of the planned future level of operations. During the second quarter management moved to reverse this trend in light of the anticipated near term decline in revenues and the delay encountered in initiating the Company's in-house sales program. Until revenues are increased, management is committed to reduce costs so they are more in line with present revenues. Doing so will burn less capital and afford the Company with sufficient capital to successfully roll out the sales plan. It is also anticipated that new revenues will absorb administrative costs over time and bring the percentage of G&A costs more in line with planned results.

Selling Expenses

         Selling expenses of $49,542 for the three (3) months ended June 30, 2000 are down about eighteen percent (18%) from first quarter 2000 selling costs of $60,328. This is a function of the delay that continued through the second quarter of initiating the Company's in-house sales program. Substantially all the cost increases in this category as of the six (6) months ended June 30, 2000 compared to the same period in 1999 are the result of a) the newly acquired cartridge division and b) commissions paid in connection with the increased new business generated in the fourth quarter of 1999 The contract sales organization is compensated on a commission only basis whereas employee salespeople are compensated via salary plus commission arrangements. Management anticipates this cost category will increase proportionally as the Company builds its internal expansion momentum.

Operating Loss

         The increase in operating loss for the three (3) months and six (6) months ended June 30, 2000 compared to the same period in 1999 is the result of
a) higher costs incurred in expanding the overall volume of business operations,
b) costs incurred in fully assimilating new acquisitions and c) higher than anticipated Maintenance service delivery costs and parts usage rates.

Other Income and Expenses


Income and (Expenses)                2000      1999
--------------------------------  ------------ -----------
   Interest Expense               $ (24,279)   $ (14,162)
   Other Income (Expense)            (6,369)       1,489
--------------------------------  ------------ -----------

         Interest expense increased in the quarter ended June 30, 2000 compared to March 31, 2000, because of an increase in outstanding interest bearing debt of the two (2) acquired subsidiaries. The extraordinary gain in the Statement of Operations in the first quarter of 2000 was the result of the cancellation and satisfaction of the outstanding debt incurred in the leveraged buyout in July 1997.

Financial Condition

         While financing initiatives initiated in 1999 helped the Company, it continued to operate in a tight cash position as of June 30, 2000. The Company is working with a number of investment professionals to secure additional capital funding commitments in support of the Company's capital requirements. Management is confidant suitable funding sources will be obtained in 2000.

         The following sets forth selected financial condition information at June 30, 2000 compared to December 31, 1999:


Balance Sheet -              2000          1999
                          ------------  ----------
   Working Capital        $  (26,668)   $(157,963)
   Total Assets            1,629,958      773,779
   Debt Obligations          165,892      459,165
   Shareholders' Equity      609,827     (301,393)
------------------------- ------------  ----------

         Operating account balances in a number of balance sheet accounts increased in the quarter ended June 30, 2000 compared to the corresponding amounts at December 31, 1999. Payables, and inventories are up and accruals, receivables and deferred revenues decreased. The decrease in deferred revenue reflects the slow down of expansion in maintenance service volumes and the decrease in accruals is largely due to payments made for outstanding payroll taxes accrual. The size of increase in payables and inventories is not significant and also reflects the slowing nature of the Company's service volumes, pending the ramp up of the new in-house sales program. The Company's current ratio slipped at June 30, 2000 to .97 compared to 1.12 as of December
31. Total assets dropped slightly at June 30, 2000 compared to December 31, 1999 and stockholders equity remained a positive balance as of June 30, 2000.

         To further improve the Company's financial position, the Company and a group of investors executed an agreement on March 4, 2000 with PF to purchase the promissory note held by PF with a face value of $285,000 and accrued interest of $36,972 for $150,000 in cash provided by the investors and 175,000 shares of the Company's common stock with a fair market value on March 4 of $93,438.00. The investor group exchanged the promissory note for 643,944 shares of OneSource stock. The investor's are restricted from selling the combined 818,944 shares of stock for a period of one (1) year. Completion of this transaction enables the Company to now pursue traditional stand-by credit facility financing arrangements with banking institutions. The Company realized and recorded an extraordinary gain on this transaction of $63,375.

         At June 30, 2000 the accrual for delinquent payroll taxes, penalties and interest was paid down to approximately $120,000. In July 2000 the Company successfully negotiated and memorialized an installment agreement with the IRS wherein the Company agreed to make monthly payment of $10,000 until the balance is satisfied.

         During 1999, the Company successfully completed two (2) acquisitions with the issuances of shares of the Company's Common Stock. While both transactions were completed with stock, the Company did incur significant non-operating costs for facility relocation and other costs of integrating the operations into the consolidated group. The Company intends to acquire additional companies in the future and will attempt to do so with issuances of the Company's Common Stock. To the extent cash is required to finance acquisitions, the Company will seek outside capital from investors rather than attempt to finance the cash component from operations.

Forward-Looking Statements

         This Form 10-SB includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included or incorporated by reference in this Form 10-SB which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), demand for the Company's products and services, expansion and growth of the Company's business and operations, and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results or developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties, general economic market and business conditions; the business opportunities (or lack thereof) that may be presented to and pursued by the Company; changes in laws or regulation; and other factors, most of which are beyond the control of the Company. Consequently, all of the forward-looking statements made in this Form 10-SB are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequence to or effects on the Company or its business or operations.

Item 3. Description of Property

         In September 1999, the Company entered into a lease with EJM Development Co., a California limited partnership for property located at 7419 East Helm Drive, Scottsdale, AZ 85260. This property serves as the Company's headquarters, service dispatch and parts center for all the Company's operations. The lease is for a term of five (5) years, two (2) months, for which the Company pays rent in the amount of $9,025 for the first fourteen (14) months, $9,370 for months fifteen (15) to twenty-six (26), $9,715 for months twenty-seven (27) through thirty-eight (38), $9,995 for months thirty-nine (39) through fifty (50) and $10,270 for months fifty-one (51) through sixty-two (62).

         The Company owns no real property and its personal property consists of furniture and fixtures, computer, peripheral and other general business equipment utilized in the conduct of the Company's business. The Company also has certain manufacturing equipment it uses in connection with its cartridge remanufacturing operations.

Item 4. Security Ownership of Certain Beneficial Owners and Management:

         The following table sets forth information as of December 13, 2000, regarding the ownership of the Company's Common Stock by each shareholder known by the Company to be the beneficial owner of more than five percent (5%) of its outstanding shares of Common Stock, each director and all executive officers and directors as a group. Except as otherwise indicated, each of the shareholders has sole voting and investment power with respect to the share of Common Stock beneficially owned.

Name and Address of             Title of       Amount and Nature of   Percent of
Beneficial Owner                   Class         Beneficial Owner       Class

Jerry M. Washburn(3)(4)          Common              3,150,000         16.4%

William B. Meger(2)(4)           Common              3,345,287         17.4%

Joseph Umbach                    Common                968,609          5.0%

Maurice Mallette(6)(8)           Common              1,002,083          5.2%

Donald C. Gause(5)(7)            Common                254,000          1.3%

Norman E. Clarke                 Common              2,085,732         10.9%

Ford L. Williams                 Common                200,000          1.0%

All Executive Officers and       Common             10,037,102         52.3%
Directors as a Group
(Seven (6) persons)
----------

(1) The address for each of the above is c/o OneSource Technologies, Inc.,7419 East Helm Drive, Scottsdale, AZ 85260.

(2) In November 1995, Micor, signed a promissory note in favor of William Meger, a current Director of the Company, in the principal amount of $40,000, which note bore interest a rate of six percent (6%) per annum. The note had a term of five (5) years, for which interest was payable monthly and the principal was payable as a balloon payment at the end of the term. In April

     2000, the Company issued 60,000 shares of its Common Stock to William Meger as full and final payment of such note. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section R14-4-140 of the Arizona Code. See Part I, Item 1. "Employees and Consultants"; Part I, Item
     4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons";
     Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(3) In the first quarter of 1997, the board of directors of PF decided to sell and spin off its wholly owned subsidiary, Micor. The board offered Micor to the then current management team of Micor. In July 1997, Jerry Washburn, Micor and four (4) others signed a promissory note in favor of PF in the principal amount of $285,000. The term of the note was through April 15, 2003. In March 2000, the Company and the Investors purchased the note, which had $285,000 in principal outstanding and an additional $36,972 of interest outstanding, from PF for $150,000 in cash provided by the Investors and 175,000 shares of the Company's Common Stock issued by the Company. The Investors had the option to convert the note to shares of the Company's Common Stock in their sole discretion. They exercised such option, converting the full amount of the note (principal and interest) to 643,944 shares of the Common Stock of the Company. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section R14-4-140 of the Arizona Code. See Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation";
     Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(4) In July 1997, the Company entered into a share exchange agreement with Micor and its shareholders. The exchange was made whereby the Company issued 8,500,000 shares of its restricted Common Stock to the shareholders of Micor for all of the issued and outstanding stock of Micor. Jerry Washburn, the current President, Chief Executive Officer and Chairman of the Company, received 3,300,000 shares in connection with such exchange. William B. Meger, a Director of the Company, received 3,285,287 shares. This offering was conducted pursuant to Section 4(2) of the Act, Rule 506,
     Section 44-1844(6) of the Arizona Code, Section 25103(c) of the California Code, Section 90.530(17) of the Nevada Code and Section 61-1-14(2)(p) of the Utah Code. See Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I,
     Item 7. "Certain Relationships and Related Transactions"; and Part II, Item
     4. "Recent Sales of Unregistered Securities."

(5) In September 1998, the Company issued 750,000 shares of its Common Stock to two (2) persons for services rendered to the Company. Donald C. Gause, a Director, received 250,000 of the shares issued. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506, Section 14-4-126(f) of the Arizona Code and Section 11-51-308(1)(j) of the Colorado Code. See
     Part I,  Item 5.  "Directors,  Executive  Officer,  Promoters  and  Control
     Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(6) In September 1999, the Company entered into a share exchange agreement with the shareholders of CC, whereby the Company exchanged 1,887,500 shares of its Common Stock for one hundred percent (100%) of the issued and outstanding stock of CC such that CC became a wholly-owned subsidiary of the Company. Of the 1,887,500 shares to be issued in connection with the exchange, 1,125,000 shares are subject to a two (2) year "lock-up" provision and the remaining 762,500 shares are not contractually restricted (but are restricted by Rule 144). 562,500 of the LU Shares and 381,250 of the remaining shares are beneficially owned by Maurice Mallette, a current Director of the Company and the President of CC. In June 2000, the Company entered into a letter agreement with Maurice Mallette, Judith Mallette and Pasquale Rizzi to escrow 723,612 shares of the Common Stock of the Company issued in connection with the acquisition of Cartridge Care, Inc. in September 1999. The escrowed shares will be held pending an investigation by OneSource into the books and records of Cartridge Care. Whereas, all shares have now been issued and none are contingently issuable shares, it is contemplated that some shares may be cancelled and returned to the authorized but unissued capital stock of OneSource should the valuation of Cartridge Care conducted at the time of acquisition by OneSource found to be overstated. For such offering the Company relied upon Section 4(2) of the Act, Rule 506 and Section 44-1844(6) of the Arizona Code. See Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related
     Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(7) In April 2000, the Company issued 97,374 shares of its Common Stock to eighteen (18) current or former employees to compensate them for past salary reductions or in lieu of past salary increases for their services as employees during periods since 1997. Donald Gause, a Director, received 4,000 shares in connection with such issuance. For such offering the Company relied upon Section 4(2), Rule 506, Section R14-4-140 of the Arizona Code, Section 25102(f) of the California Code, Section
     11-51-308(1)(p)  of the Colorado  Code,  Section 90.532 of the Nevada Code,
     Section 58-13B-24(R) of the New Mexico Code and Section 61-1-15.5(2)&R164-15-2 of the Utah Code. See Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6.
     "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(8)  In July 2000,  the Company  issued 10,000 shares of its Common Stock to one
     (1) individual in exchange for a client list of computer service customers, the remainder of the previously contracted for but unissued shares (943,750) in connection with the CC acquisition, 13,166 shares to one (1) past employee for out-of-pocket expenses, 90,000 shares to one (1) investor for $30,000, 8,319 shares to one (1) individual for past accounting services rendered, 40,000 shares to one (1) individual who is an active employee as a signing bonus, 58,333 shares to Maurice Mallette, the Company's current Interim Vice President, President of CC and a Director in exchange for $17,500 and 75,000 shares to one (1) individual for his services as a headhunter who brought potential employees to the Company. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506, Section R14-4-140 of the Arizona Code, Section 25102(f) of the California Code, Section 90.532 of the Nevada Code and Section 211(b) of the Pennsylvania Code. See Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation";
     Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(9) In August 2000, Steven Green, a Director of the Company resigned. Mr. Green did not resign because of a disagreement with the registrant on any matter relating to the registrant's operations, policies or practices. Mr. Green did not furnish the registrant with a letter describing any disagreement, nor did he request that any matter be disclosed. Mr. Green resigned on August 18, 2000. The registrant believes it has disclosed all pertinent information and the filing of a Current Report on Form 8-K as instructed by
     Item 6 is not required. See Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; and Part I, Item 7. "Certain Relationships and Related Transactions."

         There are no arrangements which may result in the change of control of the Company.

Item 5. Directors, Executive Officers, Promoters and Control Persons:

Executive Officers and Directors

         Set forth below are the names, ages, positions, with the Company and business experiences of the executive officers and directors of the Company.

Name                 Age        Position(s) with Company
-------------------  ----    --------------------------------------
Jerry M.  Washburn   56      Chairman, President, CEO
Ford L. Williams     47      Director, Treasurer and Secretary
Maurice E. Mallette  64      Director, President of Subsidiary, Interim VP
Norman E. Clarke     47      Director
Donald C. Gause      41      Director
William B. Meger     53      Director

         All directors hold office until the next annual meeting of the Company's shareholders and until their successors have been elected and qualify. Officers serve at the pleasure of the Board of Directors. The officers and directors will devote such time and effort to the business and affairs of the Company as may be necessary to perform their responsibilities as executive officers and/or directors of the Company.

         In November 1995, Micor, signed a promissory note in favor of William Meger, a current Director of the Company, in the principal amount of $40,000, which note bore interest a rate of six percent (6%) per annum. The note had a term of five (5) years, for which interest was payable monthly and the principal was payable as a balloon payment at the end of the term. In April 2000, the Company issued 60,000 shares of its Common Stock to William Meger as full and final payment of such note. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section R14-4-140 of the Arizona Code. See Part I,
Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In the first quarter of 1997, the board of directors of PF decided to sell and spin off its wholly owned subsidiary, Micor. The board offered Micor to the then current management team of Micor. In July 1997, Jerry Washburn, Micor and four (4) others signed a promissory note in favor of PF in the principal amount of $285,000. The term of the note was through April 15, 2003. In March 2000, the

Company and the Investors purchased the note, which had $285,000 in principal outstanding and an additional $36,972 of interest outstanding, from PF for $150,000 in cash provided by the Investors and 175,000 shares of the Company's Common Stock issued by the Company. The Investors had the option to convert the note to shares of the Company's Common Stock in their sole discretion. They exercised such option, converting the full amount of the note (principal and interest) to 643,944 shares of the Common Stock of the Company. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section R14-4-140 of the Arizona Code. See Part I, Item 6. "Executive Compensation";
Part I, Item 7. "Certain Relationships and Related  Transactions";  and Part II,
Item 4. "Recent Sales of Unregistered Securities."

         In July 1997, the Company entered into a share exchange agreement with Micor and its shareholders. The exchange was made whereby the Company issued 8,500,000 shares of its restricted Common Stock to the shareholders of Micor for all of the issued and outstanding stock of Micor. Jerry Washburn, the current President, Chief Executive Officer and Chairman of the Company, received 3,300,000 shares in connection with such exchange. William B. Meger, a Director of the Company, received 3,285,287 shares. This offering was conducted pursuant to Section 4(2) of the Act, Rule 506, Section 44-1844(6) of the Arizona Code,
Section 25103(c) of the California Code, Section 90.530(17) of the Nevada Code and Section 61-1-14(2)(p) of the Utah Code. See Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4."Recent Sales of Unregistered Securities."

         In September 1998, the Company issued 750,000 shares of its Common Stock to two (2) persons for services rendered to the Company. Donald C. Gause, a Director, received 250,000 of the shares issued. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506, Section 14-4- 126(f) of the Arizona Code and Section 11-51-308(1)(j) of the Colorado Code. See Part I,
Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In September 1999, the Company entered into a share exchange agreement with the shareholders of CC, whereby the Company exchanged 1,887,500 shares of its Common Stock for one hundred percent (100%) of the issued and outstanding stock of CC such that CC became a wholly-owned subsidiary of the Company. Of the 1,887,500 shares to be issued in connection with the exchange, 1,125,000 shares are subject to a two (2) year "lock-up" provision and the remaining 762,500 shares are not contractually restricted (but are restricted by Rule 144). 562,500 of the LU Shares and 381,250 of the remaining shares are beneficially owned by Maurice Mallette, a current Director of the Company and the President of CC. In June 2000, the Company entered into a letter agreement with Maurice Mallette, Judith Mallette and Pasquale Rizzi to escrow 723,612 shares of the Common Stock of the Company issued in connection with the acquisition of Cartridge Care, Inc. in September 1999. The escrowed shares will be held pending an investigation by OneSource into the books and records of Cartridge Care. Whereas, all shares have now been issued and none are contingently issuable shares, it is contemplated that some shares may be cancelled and returned to the authorized but unissued capital stock of OneSource should the valuation of Cartridge Care conducted at the time of acquisition by OneSource found to be overstated. For such offering the Company relied upon Section 4(2) of the Act, Rule 506 and Section 44-1844(6) of the Arizona Code. See Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In April 2000, the Company issued 97,374 shares of its Common Stock to eighteen (18) current or former employees to compensate them for past salary reductions or in lieu of past salary increases for their services as employees during periods since 1997. Donald Gause, a Director, received 4,000 shares in connection with such issuance. For such offering the Company relied upon Section 4(2), Rule 506, Section R14-4-140 of the Arizona Code, Section 25102(f) of the California Code, Section 11-51- 308(1)(p) of the Colorado Code, Section 90.532 of the Nevada Code, Section 58-13B-24(R) of the New Mexico Code and Section 61-1-15.5(2)&R164-15-2 of the Utah Code. See Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4."Recent Sales of Unregistered Securities."

         In July 2000, the Company issued 10,000 shares of its Common Stock to one (1) individual in exchange for a client list of computer service customers, the remainder of the previously contracted for but unissued shares (943,750) in connection with the CC acquisition, 13,166 shares to one (1) past employee for out-of-pocket expenses, 90,000 shares to one (1) investor for $30,000, 8,319 shares to one (1) individual for past accounting services rendered, 40,000 shares to one (1) individual who is an active employee as a signing bonus, 58,333 shares to Maurice Mallette, the Company's current Interim Vice President, President of CC and a Director in exchange for $17,500 and 75,000 shares to one
(1) individual for his services as a headhunter who brought potential employees to the Company. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506, Section R14-4-140 of the Arizona Code, Section 25102(f) of the California Code, Section 90.532 of the Nevada Code and Section 211(b) of the Pennsylvania Code. See Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In August 2000, Steven Green, a Director of the Company resigned. Mr. Green did not resign because of a disagreement with the registrant on any matter relating to the registrant's operations, policies or practices. Mr. Green did not furnish the registrant with a letter describing any disagreement, nor did he request that any matter be disclosed. Mr. Green resigned on August 18, 2000. The registrant believes it has disclosed all pertinent information and the filing of a Current Report on Form 8-K as instructed by Item 6 is not required. See Part I, Item 6. "Executive Compensation"; and Part I, Item 7. "Certain Relationships and Related Transactions."

Family Relationships

         There are no family relationships between or among the executive officers and directors of the Company.

Business Experience

         Jerry Washburn, age 56, has over thirty (30) years of financial and administrative experience in a variety of business situations. Jerry, a CPA, spent ten (10) years with Arthur Andersen & Co., LLC where among other things he managed two (2) of that firm's Fortune 200 audit clients. Following Andersen, Mr. Washburn served as President of Total Information Systems, Inc., ("TIS") for eight (8) years, during which time he successfully guided this vertical market computer software company from its inception and startup through eventual sale in 1989. At the time of its sale TIS had over three hundred (300) customer installations in forty-one (41) states and five (5) provinces. Prior to joining the Company, he worked for a number of closely held business owners as an advisor on a variety of financial and operational matters. Mr. Washburn has a BS degree in Accounting from Brigham Young University.

         Ford L. Williams, age 47, serves as OneSource's Controller, Secretary/ Treasurer and a Director. Mr. Williams has twenty-three (23) years of progressively challenging experience in a variety of senior financial positions. He was Corporate Controller for First Interstate Bank's (now Wells Fargo Bank) Arizona operations. Other noteworthy positions include deputy CFO for a $660 million business bank, international finance controller for Security Pacific Corporation and division auditor with RCA. Mr. Williams holds a BA in Economics from the University of California at Santa Barbara and a Masters in Business
Administration from University of Southern California with an emphasis in financial administration.

         Maurice Mallette, age 64, has over thirty years (30) of administration and operational experience. Maurice, and engineer spent thirty (30) years with Avon Products Inc. where, among other things, he was responsible for the company's Asian, Latin American and European operations. Maurice has a BS degree in Engineering from the University of Montreal.

         Norman Clarke, age 47, has a diversified background in finance, sales and marketing, specializing in technology companies. Clarke has over twenty years (20) experience in turnaround, venture capital fund-raising and pre IPO situations. Mr. Clarke has held management positions with MCI Corporation, AT&T Corporation, ICOT Corporation and Phoenix based Three-Five Systems, Inc. While at Three-Five Systems Clarke was a key management team member that initiated the company's rapid growth and initial public offering. Clarke has a BA degree from Michigan State University and an MBA from Wayne State University.

         Donald Gause, age 41, has over fourteen years (14) of experience, seven
(7) years of which were with Clifton, Gunderson & Co., a regional CPA firm. Don also spent three (3) years as Controller of Blockbuster Video's largest Arizona Franchisee prior to its sale to Blockbuster Corporate. Prior to joining OneSource in the summer of 1998, Don spent three (3) years as Managing Director of a multi- location franchisee of Blimpie Subs & Salads. Gause has a BS degree in Accounting from Arizona State University.

         William Meger, age 53, has over twenty-seven (27) years of experience in the electronics and equipment service industry gained through several positions with a number of business equipment manufacturers prior to founding OneSource in 1984. In addition to assisting with new business development in the banking and retail industries, Meger provides a valuable wealth of knowledge and experience in all facets of the equipment service industry. He is also well known and respected in the banking industry and has a significant network of contacts in that industry.

Item 6.                    Executive Compensation

The following sets forth the compensation paid to the Company's executive officers.

                                                                         Long-term Compensation
                                          Annual Compensation           Awards           Payouts        Other
                                     -------------------------     ------------------------------       ------
                            Fiscal                                Restricted   Number of    LTIP        All Other
       Name & Position       Year    Salary     Bonus      Other     Stock     Securities/  Payments    Compen-
                                                                    Awards      SARs                     sation
-------------------------   -----   -------    ------      -----    --------   ----------   --------    ---------
Jerry M. Washburn,           1999   $51,000    $ 0.00      $0.00    $60,000     200,000     $0.00         $ 0.00
     CEO & President         1998   $25,457    $ 0.00      $0.00     $0.00       None       $0.00         $ 0.00
                             1997   $56,708    $ 0.00      $0.00     $0.00       None       $0.00         $ 0.00

Donald C. Gause,             1999   $46,200    $ 0.00      $0.00    $75,000     250,000     $0.00         $ 0.00
Director (former Secretary   1998   $12,250    $ 0.00      $0.00     $0.00       None       $0.00         $ 0.00
and Treasurer)

William B. Meger,            1999   $24,792    $ 0.00      $0.00     $0.00       None       $0.00         $ 0.00
 Director  and sales person  1998   $ 5,833    $ 0.00      $3,933    $0.00       None       $0.00         $ 0.00

Maurice E. Mallette          1999    37,500    $ 0.00      $0.00     $0.00       None       $0.00         $ 0.00

Daniel C. Webb               1999    41,500    $ 0.00      $79,800   $0.00       None       $0.00         $ 0.00
 Vice President - Sales      1998    $6,000    $ 0.00      $13,138   $0.00       None       $0.00         $ 0.00


(1) All other compensation includes certain health and life insurance benefits paid by the Company on behalf of its employee.

(2)  Mr. Gause started with the Company in June 1998.

(3) During 1998, Mr. Washburn and Mr. Washburn were not paid regular salaries but took draws in lieu thereof as cash flows permitted. The amounts shown as "salaries" represent the total of each officer's draws for 1998.

(4) In addition to his Director position, Meger was employed by the Company as a sales person in 1998 and 1999. Meger's "other compensation" consisted of sales commissions paid for services rendered.

(5) Mallette is President of the Company's wholly owned subsidiary, Cartridge Care, Inc. and a Director of the Company.

(6) Webb started with the Company in mid 1998 and was an officer and director in 1998 and part of 1999 but as of December 31, 1999, he was a commission sales person only. Webb's "other" compensations consisted of sales commissions paid in 1998 and 1999 for services.

(7) None of the Directors are compensated for their Director activities on behalf of the Company.

(8) In November 1995, Micor, signed a promissory note in favor of William Meger, a current Director of the Company, in the principal amount of $40,000, which note bore interest a rate of six percent (6%) per annum. The note had a term of five (5) years, for which interest was payable monthly and the principal was payable as a balloon payment at the end of the term. In April 2000, the Company issued 60,000 shares of its Common Stock to William Meger as full and final payment of such note. For such offering, the Company relied upon Section 4(2) of the Act, Rule

     506 and Section R14-4-140 of the Arizona Code. See Part I, Item 1. "Employees and Consultants"; Part Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(9) In the first quarter of 1997, the board of directors of PF decided to sell and spin off its wholly owned subsidiary, Micor. The board offered Micor to the then current management team of Micor. In July 1997, Jerry Washburn, Micor and four (4) others signed a promissory note in favor of PF in the principal amount of $285,000. The term of the note was through April 15, 2003. In March 2000, the Company and the Investors purchased the note, which had $285,000 in principal outstanding and an additional $36,972 of interest outstanding, from PF for $150,000 in cash provided by the Investors and 175,000 shares of the Company's Common Stock issued by the Company. The Investors had the option to convert the note to shares of the Company's Common Stock in their sole discretion. They exercised such option, converting the full amount of the note (principal and interest) to 643,944 shares of the Common Stock of the Company. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section R14-4-140 of the Arizona Code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(10) In July 1997, the Company entered into a share exchange agreement with Micor and its shareholders. The exchange was made whereby the Company issued 8,500,000 shares of its restricted Common Stock to the shareholders of Micor for all of the issued and outstanding stock of Micor. Jerry Washburn, the current President, Chief Executive Officer and Chairman of the Company, received 3,300,000 shares in connection with such exchange. William B. Meger, a Director of the Company, received 3,285,287 shares. This offering was conducted pursuant to Section 4(2) of the Act, Rule 506,
     Section 44-1844(6) of the Arizona Code, Section 25103(c) of the California Code, Section 90.530(17) of the Nevada Code and Section 61-1-14(2)(p) of the Utah Code. See Part I, Item 7. "Certain Relationships and Related
     Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(11) In September 1998, the Company issued 750,000 shares of its Common Stock to two (2) persons for services rendered to the Company. Donald C. Gause, a Director, received 250,000 of the shares issued. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506, Section 14-4-126(f) of the Arizona Code and Section 11-51-308(1)(j) of the Colorado Code. See
     Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(12) In September 1999, the Company entered into a share exchange agreement with the shareholders of CC, whereby the Company exchanged 1,887,500 shares of its Common Stock for one hundred percent (100%) of the issued and outstanding stock of CC such that CC became a wholly-owned subsidiary of the Company. Of the 1,887,500 shares to be issued in connection with the exchange, 1,125,000 shares are subject to a two (2) year "lock-up" provision and the remaining 762,500 shares are not contractually restricted (but are restricted by Rule 144). 562,500 of the LU Shares and 381,250 of the remaining shares are beneficially owned by Maurice Mallette, a current Director of the Company and the President of CC. In June 2000, the Company entered into a letter agreement with Maurice Mallette, Judith Mallette and Pasquale Rizzi to escrow

     723,612 shares of the Common Stock of the Company issued in connection with the acquisition of Cartridge Care, Inc. in September 1999. The escrowed shares will be held pending an investigation by OneSource into the books and records of Cartridge Care. Whereas, all shares have now been issued and none are contingently issuable shares, it is contemplated that some shares may be cancelled and returned to the authorized but unissued capital stock of OneSource should the valuation of Cartridge Care conducted at the time of acquisition by OneSource found to be overstated. For such offering the Company relied upon Section 4(2) of the Act, Rule 506 and Section 44-1844(6) of the Arizona Code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(13) In April 2000, the Company issued 97,374 shares of its Common Stock to eighteen (18) current or former employees to compensate them for past salary reductions or in lieu of past salary increases for their services as employees during periods since 1997. Donald Gause, a Director, received 4,000 shares in connection with such issuance. For such offering the Company relied upon Section 4(2), Rule 506, Section R14-4-140 of the Arizona Code, Section 25102(f) of the California Code, Section
     11-51-308(1)(p)  of the Colorado  Code,  Section 90.532 of the Nevada Code,
     Section 58-13B-24(R) of the New Mexico Code and Section 61-1-15.5(2)&R164-15-2 of the Utah Code. Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(14) In July 2000,  the Company  issued 10,000 shares of its Common Stock to one
     (1) individual in exchange for a client list of computer service customers, the remainder of the previously contracted for but unissued shares (943,750) in connection with the CC acquisition, 13,166 shares to one (1) past employee for out-of-pocket expenses, 90,000 shares to one (1) investor for $30,000, 8,319 shares to one (1) individual for past accounting services rendered, 40,000 shares to one (1) individual who is an active employee as a signing bonus, 58,333 shares to Maurice Mallette, the Company's current Interim Vice President, President of CC and a Director in exchange for $17,500 and 75,000 shares to one (1) individual for his services as a headhunter who brought potential employees to the Company. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506, Section R14-4-140 of the Arizona Code, Section 25102(f) of the California Code, Section 90.532 of the Nevada Code and Section 211(b) of the Pennsylvania Code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(15) In August 2000, Steven Green, a Director of the Company resigned. Mr. Green did not resign because of a disagreement with the registrant on any matter relating to the registrant's operations, policies or practices. Mr. Green did not furnish the registrant with a letter describing any disagreement, nor did he request that any matter be disclosed. Mr. Green resigned on August 18, 2000. The registrant believes it has disclosed all pertinent information and the filing of a Current Report on Form 8-K as instructed by
     Item 6 is not required. See Part I, Item 7. "Certain Relationships and Related Transactions."

         The following table sets forth the officers and Directors that were granted stock options in 1999 for share of the Company's Common Stock:

                                                Option/SAR Grants in 1999
                                                    Individual Grants

                                              % of Total Options/SARs
                      Number of Securities    Granted to Employees in    Exercise or Base
    Name & Position   Options/SARs Granted         Fiscal Year            Price per share     Expiration Date)
-------------------   --------------------    -----------------------    ----------------     ----------------
Jerry M. Washburn,           200,000                   28.6%                   $0.55           15 October 2002

John L. Day                  250,000                   35.7%                   $0.55           15 October 2002
(former off/dir)
Donald C. Gause,             250,000                   35.7%                   $0.55           15 October 2002


Employee Contracts and Agreements

         The Company has not entered into Employee Agreements with its officers and directors, but intends to enter into formal contracts with each of them in the near future.

Key Man Life Insurance

         The  Company   intends  to  apply  for  Key  Man  Life   Insurance  and
Officer/Director Insurance upon becoming a reporting company under the 1934 Act.

Employee and Consultants Stock Option Plans

         There is currently no employee nor consultant stock option plan in place, although the Company plans to submit such a plan or plans to the shareholders in the future.

Compensation of Directors

         The Company has no standard arrangements for compensating the directors of the Company for their attendance at meetings of the Board of Directors.

Item 7. Certain Relationships and Related Transactions

         In November 1995, Micor, signed a promissory note in favor of William Meger, a current Director of the Company, in the principal amount of $40,000, which note bore interest a rate of six percent (6%) per annum. The note had a term of five (5) years, for which interest was payable monthly and the principal was payable as a balloon payment at the end of the term. In April 2000, the Company issued 60,000 shares of its Common Stock to William Meger as full and final payment of such note. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section R14-4-140 of the Arizona Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In the first quarter of 1997, the board of directors of PF decided to sell and spin off its wholly owned subsidiary, Micor. The board offered Micor to the then current management team of Micor.

In July 1997, Jerry Washburn, Micor and four (4) others signed a promissory note in favor of PF in the principal amount of $285,000. The term of the note was through April 15, 2003. In March 2000, the Company and the Investors purchased the note, which had $285,000 in principal outstanding and an additional $36,972 of interest outstanding, from PF for $150,000 in cash provided by the Investors and 175,000 shares of the Company's Common Stock issued by the Company. The Investors had the option to convert the note to shares of the Company's Common Stock in their sole discretion. They exercised such option, converting the full amount of the note (principal and interest) to 643,944 shares of the Common Stock of the Company. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section R14-4-140 of the Arizona Code. See Part II, Item
4. "Recent Sales of Unregistered Securities."

         In July 1997, the Company entered into a share exchange agreement with Micor and its shareholders. The exchange was made whereby the Company issued 8,500,000 shares of its restricted Common Stock to the shareholders of Micor for all of the issued and outstanding stock of Micor. Jerry Washburn, the current President, Chief Executive Officer and Chairman of the Company, received 3,300,000 shares in connection with such exchange. William B. Meger, a Director of the Company, received 3,285,287 shares. This offering was conducted pursuant to Section 4(2) of the Act, Rule 506, Section 44-1844(6) of the Arizona Code,
Section 25103(c) of the California Code, Section 90.530(17) of the Nevada Code and Section 61-1-14(2)(p) of the Utah Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In September 1998, the Company issued 750,000 shares of its Common Stock to two (2) persons for services rendered to the Company. Donald C. Gause, a Director, received 250,000 of the shares issued. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506, Section 14-4- 126(f) of the Arizona Code and Section 11-51-308(1)(j) of the Colorado Code. See Part II,
Item 4. "Recent Sales of Unregistered Securities."

         In April 1999, the Company entered into a share exchange agreement with the shareholders of NE, whereby the Company exchanged 727,946 shares of its Common Stock for one hundred percent (100%) of the issued and outstanding stock of NE such that NE became a wholly-owned subsidiary of the Company. The shares in connection with such exchange were not issued until December 1999. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 44-1844(6) of the Arizona Code. See Part II, Item 4. "Recent Sales of Unregistered Securities".

         Contemporaneously with execution of the share exchange with NE, the Company signed a redemption agreement which effectively allowed either party to the transaction to rescind the transaction without penalty at any time on or before July 1, 1999. Neither party elected to redeem and the redemption agreement has since expired. Additionally, at the time of the NE share exchange, the Company entered into an employment agreement with Ahlawyss Fulton, which has since expired.

         In September 1999, the Company entered into a share exchange agreement with the shareholders of CC, whereby the Company exchanged 1,887,500 shares of its Common Stock for one hundred percent (100%) of the issued and outstanding stock of CC such that CC became a wholly-owned subsidiary of the Company. Of the 1,887,500 shares to be issued in connection with the exchange, 1,125,000 shares are subject to a two (2) year "lock-up" provision and the remaining 762,500 shares are not contractually restricted (but are restricted by Rule 144). 562,500 of the LU Shares and 381,250 of the remaining shares are beneficially owned by Maurice Mallette, a current Director of the Company and the President of CC. In June 2000, the Company entered into a letter agreement with Maurice Mallette, Judith Mallette and Pasquale Rizzi to escrow 723,612 shares of the Common Stock of the Company issued in connection with the acquisition of Cartridge Care, Inc. in September 1999. The escrowed shares will be held pending an investigation by OneSource into the books and records of Cartridge Care. Whereas, all shares have now been issued and none are contingently issuable shares, it is contemplated that some shares may be cancelled and returned to the authorized but unissued capital stock of OneSource should the valuation of Cartridge Care conducted at the time of acquisition by OneSource found to be overstated. For such offering the Company relied upon Section 4(2) of the Act, Rule 506 and Section 44-1844(6) of the Arizona Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In April 2000, the Company issued 305,000 shares of its Common Stock to four (4) employees as signing bonuses to attract them to the Company. For such offering the Company relied upon Section 4(2), Rule 506, Section R14-4-140 of the Arizona Code and Section 11-51-308(1)(p) of the Colorado Code. See Part II,
Item 4. "Recent Sales of Unregistered Securities."

         In April 2000, the Company issued 97,374 shares of its Common Stock to eighteen (18) current or former employees to compensate them for past salary reductions or in lieu of past salary increases for their services as employees during periods since 1997. Donald Gause, a Director, received 4,000 shares in connection with such issuance. For such offering the Company relied upon Section 4(2), Rule 506, Section R14-4-140 of the Arizona Code, Section 25102(f) of the California Code, Section 11-51- 308(1)(p) of the Colorado Code, Section 90.532 of the Nevada Code, Section 58-13B-24(R) of the New Mexico Code and Section 61-1-15.5(2)&R164-15-2 of the Utah Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In June 2000, the Company granted XAI an option to purchase two million (2,000,000) shares of the Common Stock of the "freely tradeable shares" of the Company at a price of $0.50 per share. The option is for a period of one (1) year unless XAI introduces or arranges for an acceptable "secondary offering" approved by the Company, and in which case the term of the option is extended until June 1, 2003. The option has since been terminated by mutual agreement of the parties. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 49:3-50(b)(9) of the New Jersey Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In June 2000, the Company entered into a agreement wherein the Company agreed to pay a finder's fee to XAI for any debt or equity investment, acquisition, consolidation, merger or purchase of assets between the Company and any contact of XAI brought to the Company's attention by XAI, which was consummated within a period of twenty-four (24) months thereafter. The finder's fee is as follows: a) five percent (5%) of the first million dollars
($1,000,000)  raised;  b)  four  percent  (4%)  of the  second  million  dollars
($1,000,000)  raised;  c)  three  percent  (3%)  of the  third  million  dollars
($1,000,000)  raised;  d)  two  percent  (2%)  of  the  fourth  million  dollars
($1,000,000) raised; and one percent (1%) of the all additional monies raised. In the event fees are due XAI by the Company, the Company and XAI may mutually agree to accept and pay the fee in shares of the Company's stock priced at eighty percent (80%) of the most recent bid price. This agreement was terminated in November 2000 by mutual agreement of the parties. For such offering the Company relied upon Section 4(2) of the Act, Rule 506 and Section 49:3-50(b)(9) of the New Jersey Code. See Part II,
Item 4. "Recent Sales of Unregistered Securities."

         In June 2000, the Company entered into a consulting agreement with XAI to provide consultation and advisory services relating to business management and marketing in exchange for issuance of 100,000 shares of the Company's stock each to Edward Meyer, Jr. and Edward T. Whelan. The contract is for a period of one (1) year. The consulting agreement has been terminated by mutual agreement of the parties. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 49:3-50(b)(9) of the New Jersey Code. See Part II,
Item 4. "Recent Sales of Unregistered Securities."

         In June 2000,  the Company  borrowed  $50,000 from GHI. The term of the note is for a period of one (1) year or upon subsequent financing by XAI. The note bears interest at a rate of prime plus three percent (prime+3%) per annum. Additionally, the Company granted GHI warrants to purchase 166,666 shares of the Company's Common Stock at a price of $0.30 per share. The warrants have no expiration date. In November 2000, the Company repaid the $50,000 owed to GHI in advance of its due date, in exchange for a general release with regard to the note and warrants, the finder's fee agreement, the consulting service contract, the option agreement and all other agreements between the Company and both XAI and GHI. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 11.602 of the Maryland Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In July 2000, the Company issued 10,000 shares of its Common Stock to one (1) individual in exchange for a client list of computer service customers, the remainder of the previously contracted for but unissued shares (943,750) in connection with the CC acquisition, 13,166 shares to one (1) past employee for out-of-pocket expenses, 90,000 shares to one (1) investor for $30,000, 8,319 shares to one (1) individual for past accounting services rendered, 40,000 shares to one (1) individual who is an active employee as a signing bonus, 58,333 shares to Maurice Mallette, the Company's current Interim Vice President, President of CC and a Director in exchange for $17,500 and 75,000 shares to one
(1) individual for his services as a headhunter who brought potential employees to the Company. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506, Section R14-4-140 of the Arizona Code, Section 25102(f) of the California Code, Section 90.532 of the Nevada Code and Section 211(b) of the Pennsylvania Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In August 2000, Steven Green, a Director of the Company resigned. Mr. Green did not resign because of a disagreement with the registrant on any matter relating to the registrant's operations, policies or practices. Mr. Green did not furnish the registrant with a letter describing any disagreement, nor did he request that any matter be disclosed. Mr. Green resigned on August 18, 2000. The registrant believes it has disclosed all pertinent information and the filing of a Current Report on Form 8-K as instructed by Item 6 is not required.

         In November 2000, the Company issued 206,500 shares of its restricted Common Stock to four (4) persons. Two (2) of the persons receiving a total of 200,000 shares, were given the shares as a hiring bonus. The other two (2) persons receiving a total of 6,500 shares, were given the shares in lieu of salary. For such offering the Company relied upon Section 4(2) of the Act, Rule 506, Section R14-4-140 of the Arizona Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

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Item 8.  Description of Securities

Description of Capital Stock

         The Company's authorized capital stock consists of 20,000,000 shares of Common Stock, $0.001 par value per share and 1,000,000 shares of Preferred Stock, $0.001 par value per share. As of December 13, 2000, the Company had 19,209,178 shares of its Common Stock outstanding and none of its Preferred Stock outstanding.

Description of Common Stock

         All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and non-assessable shares. Cumulative voting in the election of directors is not permitted; which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any, to be distributed to holders of the Preferred Stock. All shares of the Company's Common Stock issued and outstanding are fully-paid and nonassessable.

Dividend Policy

         Holders of shares of Common Stock are entitled to share pro rata in dividends and distribution with respect to the Common Stock when, as and if declared by the Board of Directors out of funds legally available therefore, after requirements with respect to preferential dividends on, and other matters relating to, the Preferred Stock, if any, have been met. The Company has not paid any dividends on its Common Stock and intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, capital requirements and the financial condition of the Company.

Description of Preferred Stock

         Shares of Preferred Stock may be issued from time to time in one or more series as may be determined by the Board of Directors. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of Preferred Stock shall have preemptive rights.




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


Transfer Agent and Registrar

         The Transfer Agent and Registrar for the Company's Common Stock is Interwest Transfer Co., Inc. which is located at 1981 East Murray Holliday Road, Suite 100, Salt Lake City, Utah 84117, telephone (801) 272-9294 and facsimile
(801) 277-3147. There is no transfer agent for shares of the Company's preferred stock.

                                    PART II.

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

a)       Market Information.

         The Company's Common Stock is presently quoted on the National Quotation Bureau's "Pink Sheets", but it intends to apply to have its Common Stock quoted on the Over the Counter Bulletin Board. There can be no assurance that such application will be accepted.

         The Common Stock of the Company currently is quoted under the symbol "OSTK" and has been since May 1999. The high, low and average bid information for each quarter since May 1999 to the present are as follows:

Quarter                   High Bid         Low Bid           Average Bid

Second Quarter 1999         .63              .25               .44
Third Quarter 1999          .88              .38               .63
Fourth Quarter 1999         .69              .16               .42
First Quarter 2000         1.88              .25              1.06
Second Quarter 2000         .67              .20               .44
Third Quarter 2000          .59              .11               .33

         Please note that over-the-counter market quotations have been provided herein. The quotations reflect inter-dealer prices, without retail markup, mark-down or commission and may not represent actual transactions.

(b)      Holders.

         As of December 13, 2000, the Company had 174 shareholders of record of its 19,209,178 outstanding shares of Common Stock, 13,732,359 of which are restricted Rule 144 shares and 5,476,819 of which are free-trading. Of the Rule 144 shares, 6,685,287 shares have been held by affiliates of the Company for more than one (1) year.

(c)      Dividends.

         The Company has never paid or declared any dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future.


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



Item 2. Legal Proceedings

         No legal proceedings have been initiated either by or against the Company to date.

Item 3. Changes in and Disagreements with Accountants

         None.

Item 4. Recent Sales of Unregistered Securities

         The Company relied upon Section 4(2) of the Act and Rule 506 for several transactions regarding the issuance of its unregistered securities. In each instance, such reliance was based upon the fact that (i) the issuance of the shares did not involve a public offering, (ii) there were no more than 35 investors (excluding "accredited investors"), (iii) each investor who was not an accredited investor either alone or with his purchaser representative(s) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, or the issuer reasonably believes immediately prior to making any sale that such purchaser comes within this description, (iv) the offers and sales were made in compliance with Rules 501 and 502, (v) the securities were subject to Rule 144 limitation on resale and (vi) each of the parties is a sophisticated purchaser and had full access to the information on the Company necessary to make an informed investment decision by virtue of the due diligence conducted by the purchaser or available to the purchaser prior to the transaction.

         The Company relied upon Section 3(b) of the Act and Rule 504 for several transactions regarding the issuance of its unregistered securities. In each instance, such reliance was based on the following: (i) the aggregate offering price of the offering of the shares of Common Stock and warrants did not exceed $1,000,000, less the aggregate offering price for all securities sold with the twelve months before the start of and during the offering of shares in reliance on any exemption under Section 3(b) of, or in violation of Section 5(a) of the Act; (ii) no general solicitation or advertising was conducted by the Company in connection with the offering of any of the shares; (iii) the fact the Company has not been since its inception (a) subject to the reporting requirements of Section 13 or 15(d) of the Securities Act of 1934, as amended,
(b) and "investment company" within the meaning of the Investment Company Act of 1940, as amended, or (c) a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies or other entity or person.

         The Company relied upon Florida Code Section 517.061(11) for several transactions. In each instance, such reliance is based on the following: (i) sales of the shares of Common Stock were not made to more than 35 persons; (ii) neither the offer nor the sale of any of the shares was accomplished by the publication of any advertisement; (iii) all purchasers either had a preexisting personal or business relationship with one or more of the executive officers of the Company or, by reason of their business or financial experience, could be reasonably assumed to have the capacity to protect their own interests in connection with the transaction; (iv) each purchaser represented that he was purchasing for his own account and not with a view to or for sale in connection with any distribution of the shares; and (v) prior to sale, each purchaser had reasonable access to or was furnished all material books and records of the Company, all material contracts and documents relating to the proposed transaction, and had an

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



opportunity to question the executive officers of the Company. Pursuant to Rule 3E-500.005, in offerings made under Section 517.061(11) of the Florida Statutes, an offering memorandum is not required; however each purchaser (or his representative) must be provided with or given reasonable access to full and fair disclosure of material information. An issuer is deemed to be satisfied if such purchaser or his representative has been given access to all material books and records of the issuer; all material contracts and documents relating to the proposed transaction; and an opportunity to question the appropriate executive officer. In the regard, the Company supplied such information and was available for such questioning (the "Florida Exemption").

         The Company relied upon Geogia Code Section 10-5-9(13) for several transactions. In each instance such reliance is based on the following: (i) the number of Georgia purchasers did not exceed fifteen (15); (ii) the securities were  not  offered  for  sale  by  means  of  any  form  of  general  or  public
solicitations   or   advertisements;   (iii)  a  legend  was  placed   upon  the
certificates; and (iv) each purchaser represented that he purchased for investment. (the "Georgia Exemption").

         The Company relied upon Nevada Code Section 90.530(11) for several transactions. In each instance, such reliance is based on the following: the following transactions are exempt from NRS 90.460 and 90.560, except as otherwise provided in this subsection, a transaction pursuant to an offer to sell securities of an issuer if: (a) the transaction is part of an issue in which there are no more than 25 purchasers in this state, other than those designated in subsection 10, during any 12 consecutive months; (b) no general solicitation or general advertising is used in connection with the offer to sell or sale of the securities; (c) no commission or other similar compensation is paid or given, directly or indirectly, to a person, other than a broker-dealer licensed or not required to be licensed under this chapter, for soliciting a prospective purchaser in this state; and (d) one of the following conditions is satisfied: (1) the seller reasonably believes that all the purchasers in this state, other than those designated in subsection 10, are purchasing for investment; or (2) immediately before and immediately after the transaction, the issuer reasonably believes that the securities of the issuer are held by 50 or fewer beneficial owners, other than those designated in subsection 10, and the transaction is part of an aggregate offering that does not exceed $500,000 during any 12 consecutive months. The administrator may by rule or order as to a security or transaction or a type of security or transaction, may withdraw or further condition the exemption set forth in this subsection or waive one or more of the conditions of the exemption. (the "Nevada Exemption").

         In November 1995, Micor, signed a promissory note in favor of William Meger, a current Director of the Company, in the principal amount of $40,000, which note bore interest a rate of six percent (6%) per annum. The note had a term of five (5) years, for which interest was payable monthly and the principal was payable as a balloon payment at the end of the term. In April 2000, the Company issued 60,000 shares of its Common Stock to William Meger as full and final payment of such note. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section R14-4-140 of the Arizona Code.

         The facts upon which the Company relied upon for purposes of Section 14-4-140 of the Arizona Code are: (i) offers by the issuer were made only by the Company's employees, officers and directors who were not retained for the primary purpose of making offers; (ii) the sale of securities did not exceed $1,000,000; (iii) the Company was not a development stage company with no specific business plan or a development stage company that has indicated that its business plan is to engage in a merger or

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



acquisition with an unidentified company or companies, or other entity or person; (iv) offers specified that they would be made only to accredited investors and sales were made only to accredited investors; (v) a legend was placed on all offering documents; and (vi) the issuer, any of its predecessors, affiliates, directors, officers, beneficial owners of ten percent (10%) or more of any class of its equity securities did not fall within the disqualification provisions.

         Beginning in September 1996 and prior to its acquisition of Micor, the Company sold 1,500,000 shares of its Common Stock to one hundred three (103) investors for $15,000. For such offering, the Company relied upon Section 3(b) of the Act, Rule 504, the Florida Exemption, the Georgia Exemption, Section 4[5/4](G) of the Illinois Code, the Nevada Exemption, Section 59.035(12) of the Oregon Code, Section 35-1-320(9) of the South Carolina Code, Section 48-2-103(b)(4) of the Tennessee Code and Section 5[581-5]I(c) of the Texas Code.

         The facts upon which the Company relied in Oregon are as follows: (A) The transaction resulted in not more than ten (10) purchasers in Oregon of securities of the Company during any twelve (12) consecutive months; (B) No commission or other remuneration was paid or given directly or indirectly in connection with the offer or sale of the securities; (C) No public advertising or general solicitation was used in connection with the offer or sale of the securities; (D) At the time of the transaction, the Company did not have under the Oregon Securities Law, an application for registration or an effective registration of securities which were part of the same offering.

         The facts upon which the Company relied in South Carolina are as follows: (A) The transaction was pursuant to an offer directed by the Company to not more than twenty-five persons in South Carolina during any period of twelve consecutive months; (B) The Company reasonably believed that all the buyers in South Carolina purchased for investment; and (C) No commission or other remuneration was paid or given directly or indirectly for soliciting any prospective buyer in South Carolina. The Company failed to file with the state securities bureau as mandated by the state statute.

         The facts upon which the Company  relied in  Tennessee  are as follows:
(A) The aggregate number of persons in Tennessee purchasing the securities from the Company and all affiliates of the Company pursuant to this exemption during the twelve month period ending on the date of such sale did not exceed fifteen
(15) persons, exclusive of persons who acquired the securities in transactions which were not subject to this exemption or which were otherwise exempt from registration under the provisions of this exemption or which have been registered pursuant to Sec. 48-2-105 or Sec. 48-2-106. (B) The securities were not offered for sale by means of publicly disseminated advertisements or sales literature; and (C) All purchasers in Tennessee purchased such securities with the intent of holding such securities for investment for their own accounts and without the intent of participating directly or indirectly in a distribution of such securities.

         The facts upon which the Company relied in Texas are as follows: The sale during the period of twelve (12) months ending with the date of the sale in question was to not more than fifteen (15) persons and such persons purchased such securities for their own account and not for distribution.

         In the first quarter of 1997, the board of directors of PF decided to sell and spin off its wholly owned subsidiary, Micor. The board offered Micor to


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the then current  management team of Micor. In July 1997, Jerry Washburn,  Micor and four (4) others signed a promissory note in favor of PF in the principal amount of $285,000. The term of the note was through April 15, 2003. In March 2000, the Company and the Investors purchased the note, which had $285,000 in principal outstanding and an additional $36,972 of interest outstanding, from PF for $150,000 in cash provided by the Investors and 175,000 shares of the Company's Common Stock issued by the Company. The Investors had the option to convert the note to shares of the Company's Common Stock in their sole discretion. They exercised such option, converting the full amount of the note (principal and interest) to 643,944 shares of the Common Stock of the Company. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section R14-4-140 of the Arizona Code.

         The facts upon which the Company relied upon for purposes of Section 14-4-140 of the Arizona Code are: (i) offers by the issuer were made only by the Company's employees, officers and directors who were not retained for the primary purpose of making offers; (ii) the sale of securities did not exceed $1,000,000; (iii) the Company was not a development stage company with no specific business plan or a development stage company that has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; (iv) offers specified that they would be made only to accredited investors and sales were made only to accredited investors; (v) a legend was placed on all offering documents; and
(vi) the issuer, any of its predecessors, affiliates, directors, officers, beneficial owners of ten percent (10%) or more of any class of its equity securities did not fall within the disqualification provisions.

         In July 1997, the Company entered into a share exchange agreement with Micor and its shareholders. The exchange was made whereby the Company issued 8,500,000 shares of its restricted Common Stock to the shareholders of Micor for all of the issued and outstanding stock of Micor. Jerry Washburn, the current President, Chief Executive Officer and Chairman of the Company, received 3,300,000 shares in connection with such exchange. William B. Meger, a Director of the Company, received 3,285,287 shares. This offering was conducted pursuant to Section 4(2) of the Act, Rule 506, Section 44-1844(6) of the Arizona Code,
Section 25103(c) of the California Code, Section 90.530(17) of the Nevada Code and Section 61-1-14(2)(p) of the Utah Code.

         The facts upon which the Company relied in Arizona are: The transaction was incident to a statutorily or judicially approved reorganization, merger, triangular merger, consolidation, or sale of assets, incident to a vote by securities holders pursuant to the articles of incorporation, the applicable corporate statute or other controlling statute, a partnership agreement or the controlling agreement among securities holders.

         The facts upon which the Company relied in California are: (A) The transaction was an exchange incident to a merger, or sale of assets in consideration of the issuance of securities of another issuer; (B) Less than twenty-five percent (25%) of the outstanding securities of any class, any holders of which received securities in the exchange, were held by persons who had addresses in California, according to the records of Micor; (C) The transaction was not a rollup transaction as defined by Section 25014.6, nor was it a transaction excluded from the definition of rollup transaction by virtue of paragraph (5) or (6) of subdivision (b) of Section 25014.6.


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



         The facts upon which the Company relied in Nevada are: (A) The transaction involved the distribution of the securities of an issuer to the security holders of another person in connection with a merger, consolidation, exchange of securities, sale of assets or other reorganization to which the issuer and the other person were parties; and (B) The securities distributed were not required to be registered under the Securities Act of 1933, 15 U.S.C. sections 77a et seq. The Company did not file notice, a copy of the materials by which approval of the transaction was solicited or a fee with the Nevada administrator as required by the statute.

         The facts upon which the Company relied in Utah are: (A) The transaction involved a merger, consolidation, reorganization, recapitalization, reclassification, or sale of assets; and (B) The consideration for which, in whole or in part, was the issuance of securities of a person or persons; and (C) The transaction was incident to a vote of the securities holders of each person involved or by written consent or resolution of some or all of the securities holders of each person involved; and (D) The vote, consent, or resolution was given under a provision in: (a) the applicable corporate statute or other controlling statute; (b) the controlling articles of incorporation, trust indenture, deed of trust, or partnership agreement; (c) the controlling agreement among securities holders; and (E) All persons involved in the transaction were exempt from filing under Section 12(g)(1) of the Securities Exchange Act of 1934. The persons did not, however, file with the division any proxy or informational material, nor did it distribute such materials to the securities holders entitled to vote in the transaction as mandated by the statute.

         In February and March 1998, the Company sold 14,400 shares of its Common Stock pursuant to an Offering Memorandum dated September 17, 1997 to six
(6) investors for a total of $7,200. For such offering,  the Company relied upon
Section 3(b) of the Act, Rule 504, the Florida Exemption, Section 502.203(9) of the Iowa Code, Section 80A.15 Subd.2(a)(1) of the Minnesota Code, Section 48-2-103(b)(4) of the Tennessee Code, Section 5[581-5]I(c) of the Texas Code and
Section 551.23(11) of the Wisconsin Code.

         The facts upon which the Company relied in Iowa are: (1) Sales were made to less than thirty-five (35) purchasers in Iowa, exclusive of purchasers by bona fide institutional investors for their own account for investment in a period of twelve (12) consecutive months; (2) The issue was not an issue of: (a) fractional undivided interests in oil, gas, or other mineral leases, rights, or royalties or (b) interests in a partnership organized under the laws of or having its principal place of business in a foreign jurisdiction; (3) The issuer reasonably believed that all buyers in Iowa purchased for investment; (4) Commission or other remuneration was not paid or given, directly or indirectly, for the sale, except as was permitted by the administrator by rule; and (4) The issuer or a person acting on behalf of the issuer did not offer or sell the securities by any form of general solicitation or advertising.

         The facts upon which the Company relied in Minnesota are: (1) No more than ten (10) sales were made pursuant to this exemption, exclusive of sales pursuant to 80A.15 Subd.2(a)(2) during any period of twelve (12) consecutive months except sales registered under the Act or sales exempted by 3(b) of the Act; (2) The seller reasonably believed that all buyers purchased for investment; and (3) the securities were not advertised for sale to the general public in newspapers or other publications of general circulation or otherwise, or by radio, television, electronic means or similar communications media, or through a program of general solicitation by means of mail or telephone.


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         The facts upon which the Company  relied in  Tennessee  are as follows:
(A) The aggregate number of persons in Tennessee purchasing the securities from the Company and all affiliates of the Company pursuant to this exemption during the twelve month period ending on the date of such sale did not exceed fifteen
(15) persons, exclusive of persons who acquired the securities in transactions which were not subject to this exemption or which were otherwise exempt from registration under the provisions of this exemption or which have been registered pursuant to Sec. 48-2-105 or Sec. 48-2-106. (B) The securities were not offered for sale by means of publicly disseminated advertisements or sales literature; and (C) All purchasers in Tennessee purchased such securities with the intent of holding such securities for investment for their own accounts and without the intent of participating directly or indirectly in a distribution of such securities.

         The facts upon which the Company relied in Texas are as follows: The sale during the period of twelve (12) months ending with the date of the sale in question was to not more than fifteen (15) persons and such persons purchased such securities for their own account and not for distribution.

         The facts upon which the Company relied in Wisconsin are: (1) The transaction was pursuant to an offer directed by the offeror to not more than ten (10) persons in Wisconsin, excluding persons exempt under subsection eight
(8) of this section but including persons exempt under subsection ten (10) during any period of twelve (12) consecutive months, whether or not the offeror or any of the offerees was present in Wisconsin; (2) The offeror reasonably believed that all persons in Wisconsin purchased for investment; and (3) no commission or other remuneration was paid or given directly or indirectly for soliciting any person in Wisconsin other than those exempt by subsection eight
(8).

         In July 1998, the Company sold 32,000 shares of its Common Stock to two
(2) investors for a total of $8,000. No Offering Memorandum was utilized in connection with this offering. For such offering, the Company relied upon
Section  3(b) of the  Act,  Rule  504,  the  Florida  Exemption  and the  Nevada
Exemption.

         In August 1998, the Company issued 100,000 shares of its Common Stock to one (1) person for legal services performed on behalf of the Company. For such offering, the Company relied upon Section 3(b) of the Act, Rule 504 and the Florida Exemption.

         In September 1998, the Company issued 750,000 shares of its Common Stock to two (2) persons for services rendered to the Company. Donald C. Gause, a Director, received 250,000 of the shares issued. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506, Section 14-4- 126(f) of the Arizona Code and Section 11-51-308(1)(j) of the Colorado Code.

         For purposes of Section 14-4-126(f) of the Arizona Code, the facts upon which the Company relied are: (i) units were sold to less than thirty-five (35) persons; (ii) each purchaser who was not an accredited investor either alone or with purchaser representative had such knowledge and experience in financial and business matters sufficient to evaluate the merits and risks of the prospective investment; (iii) the bad boy provisions of the rule apply to neither the Company nor its predecessors or affiliates; and (iv) neither the issuer nor any person acting on its behalf offered or sold the securities by any form of general solicitation or general advertising. Although a filing was required by the Rule, none was made.

         For purposes of Section 11-51-308(1)(j) of the Colorado Code, the facts upon which the Company relied are: (i) the offering was directed to not more than twenty (20) persons in Colorado; (ii) the securities were sold to not more than ten (10) buyers in Colorado; (iii) all purchasers represented that they purchased for investment; (iv) no commission or other remuneration was paid or given for soliciting any prospective buyer in Colorado.

         In October 1998, the Company sold 10,000 shares to one (1) investor for $5,000, although the shares were not issued until December 2000. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and no state exemption, as the investor was Canadian.

         In April 1999, the Company issued 500,000 shares of its Common Stock to one (1) entity for services rendered to the Company. For such offering, the Company relied upon Section 3(b) of the Act, Rule 504 and the Florida Exemption.

         In April 1999, the Company sold 2,624,672 shares of its Common Stock to two (2) investors for a total of $800,000. The Company accepted a note receivable from each of the two (2) investors, which notes receivable were due one hundred eighty (180) days from their date of issuance. In July 1999, the Company agreed to extend the repayment term for one (1) investor for an additional three hundred sixty (360) days, which note shall accrue interest at a rate of six percent (6%) annually. In January 2000, the Company agreed to extend the repayment for the other investor such that the note is now payable on demand and bears interest a rate of six percent (6%) annually. For such offering, the Company relied upon Section 3(b) of the Act, Rule 504, Section 25102(f) of the California Code and the Nevada Exemption.

         For purposes of Section 25102(f) of the California Code, the facts upon which the Company relied are: (i) units were sold to not more than thirty-five
(35) persons, including persons not in California; (ii) all purchasers had a preexisting relationship with the offeror or its officers, directors or by reason of business or financial experience or by reason of their professional advisors had the capacity to protect their own interests; (iii) each purchaser represented that they were purchasing for their own account and with a view to or for sale in connection with any distribution; and (iv) the offer and sale were not accomplished by the publication of any advertisement. Although the Rule required the filing of notice, none was filed. Failure to file notice did not affect the applicability of the exemption.

         In April 1999, the Company entered into a share exchange agreement with the shareholders of NE, whereby the Company exchanged 727,946 shares of its Common Stock for one hundred percent (100%) of the issued and outstanding stock of NE such that NE became a wholly-owned subsidiary of the Company. The shares in connection with such exchange were not issued until December 1999. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 44-1844(6) of the Arizona Code.

         Contemporaneously with execution of the share exchange with NE, the Company signed a redemption agreement which effectively allowed either party to the transaction to rescind the transaction without penalty at any time on or before July 1, 1999. Neither party elected to redeem and the redemption agreement has since expired. Additionally, at the time of the NE share exchange, the Company entered into an employment agreement with Ahlawyss Fulton, which has since expired.

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



         The facts upon which the Company relied in Arizona are: The transaction was incident to a statutorily or judicially approved reorganization, merger, triangular merger, consolidation, or sale of assets, incident to a vote by securities holders pursuant to the articles of incorporation, the applicable corporate statute or other controlling statute, a partnership agreement or the controlling agreement among securities holders.

         In May 1999, the Company entered into a Stock Purchase Agreement with Blackwater wherein Blackwater agreed to purchase 2,905,828 shares of the Company's Common Stock for a total of $750,000. Payments were to be made: A) $105,000 at closing; B) in five (5) monthly installments of $105,000 beginning July 1, 1999 and the first of each month thereafter; and C) a final installment of $120,000. Although Blackwater missed each payment deadline, $620,000 has been funded to date, including $250,000 which Blackwater assigned to a third party investor. To date, only 968,609 shares have been issued to the third party assignee. No shares have yet been issued to Blackwater. Blackwater's shares carry certain registration rights. For such offering, the Company relied upon
Section 4(2) of the Act, Rule 506 and the Florida Exemption.

         In July 1999, the Company sold 50,000 shares of its Common Stock to three (3) investors for a total of $10,000. The Company relied upon Section 4(2) of the Act, Rule 506 and Section 30-1433A(2) of the Idaho Code.

         The Company relied upon Section 30-1433A(2) of the Idaho Code, although it failed to file a Form D, consent to service of process and to pay the fee required in connection with the filing.

         In September 1999, the Company entered into a share exchange agreement with the shareholders of CC, whereby the Company exchanged 1,887,500 shares of its Common Stock for one hundred percent (100%) of the issued and outstanding stock of CC such that CC became a wholly-owned subsidiary of the Company. Of the 1,887,500 shares to be issued in connection with the exchange, 1,125,000 shares are subject to a two (2) year "lock-up" provision and the remaining 762,500 shares are not contractually restricted (but are restricted by Rule 144). 562,500 of the LU Shares and 381,250 of the remaining shares are beneficially owned by Maurice Mallette, a current Director of the Company and the President of CC. In June 2000, the Company entered into a letter agreement with Maurice Mallette, Judith Mallette and Pasquale Rizzi to escrow 723,612 shares of the Common Stock of the Company issued in connection with the acquisition of Cartridge Care, Inc. in September 1999. The escrowed shares will be held pending an investigation by OneSource into the books and records of Cartridge Care. Whereas, all shares have now been issued and none are contingently issuable shares, it is contemplated that some shares may be cancelled and returned to the authorized but unissued capital stock of OneSource should the valuation of Cartridge Care conducted at the time of acquisition by OneSource found to be overstated. For such offering the Company relied upon Section 4(2) of the Act, Rule 506 and Section 44-1844(6) of the Arizona Code.

         The facts upon which the Company relied in Arizona are: The transaction was incident to a statutorily or judicially approved reorganization, merger, triangular merger, consolidation, or sale of assets, incident to a vote by securities holders pursuant to the articles of incorporation, the applicable corporate statute or other controlling statute, a partnership agreement or the controlling agreement among securities holders.

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



         In April 2000, the Company issued 305,000 shares of its Common Stock to four (4) employees as signing bonuses to attract them to the Company. For such offering the Company relied upon Section 4(2), Rule 506, Section R14-4-140 of the Arizona Code and Section 11-51-308(1)(p) of the Colorado Code.

         The facts upon which the Company relied upon for purposes of Section 14-4-140 of the Arizona Code are: (i) offers by the issuer were made only by the Company's employees, officers and directors who were not retained for the primary purpose of making offers; (ii) the sale of securities did not exceed $1,000,000; (iii) the Company was not a development stage company with no specific business plan or a development stage company that has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; (iv) offers specified that they would be made only to accredited investors and sales were made only to accredited investors; (v) a legend was placed on all offering documents; and
(vi) the issuer, any of its predecessors, affiliates, directors, officers, beneficial owners of ten (10) percent or more of any class of its equity securities did not fall within the disqualification provisions.

         For purposes of Section 11-51-308(1)(p) of the Colorado Code, the facts upon which the Company relied are: (1) The transaction was in compliance with an exemption from registration with the Securities and Exchange Commission under section 3(b) or 4(2) of the Act pursuant to regulations adopted thereunder by the Securities and Exchange Commission; and (2) The Company filed notice with the securities commissioner of Colorado and paid an exemption fee.

         In April 2000, the Company issued 97,374 shares of its Common Stock to eighteen (18) current or former employees to compensate them for past salary reductions or in lieu of past salary increases for their services as employees during periods since 1997. Donald Gause, a Director, received 4,000 shares in connection with such issuance. For such offering the Company relied upon Section 4(2), Rule 506, Section R14-4-140 of the Arizona Code, Section 25102(f) of the California Code, Section 11-51- 308(1)(p) of the Colorado Code, Section 90.532 of the Nevada Code, Section 58-13B-24(R) of the New Mexico Code and Section 61-1-15.5(2)&R164-15-2 of the Utah Code.

         The facts upon which the Company relied upon for purposes of Section 14-4-140 of the Arizona Code are: (i) offers by the issuer were made only by the Company's employees, officers and directors who were not retained for the primary purpose of making offers; (ii) the sale of securities did not exceed $1,000,000; (iii) the Company was not a development stage company with no specific business plan or a development stage company that has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; (iv) offers specified that they would be made only to accredited investors and sales were made only to accredited investors; (v) a legend was placed on all offering documents; and
(vi) the issuer, any of its predecessors, affiliates, directors, officers, beneficial owners of ten (10) percent or more of any class of its equity securities did not fall within the disqualification provisions.

         For purposes of Section 25102(f) of the California Code, the facts upon which the Company relied are: (i) shares were sold to not more than thirty-five
(35) persons, including persons not in California; (ii) all purchasers had a preexisting relationship with the offeror or its officers, directors or by reason of business or financial experience or by reason of their professional advisors had the capacity to protect their own interests; (iii) each purchaser represented that they were purchasing for their own account and with a view to or for sale in connection with any distribution; and (iv) the offer and sale were not accomplished by the publication of any advertisement.

         For purposes of Section 11-51-308(1)(p) of the Colorado Code, the facts upon which the Company relied are: (1) The transaction was in compliance with an exemption from registration with the Securities and Exchange Commission under section 3(b) or 4(2) of the Act pursuant to regulations adopted thereunder by the Securities and Exchange Commission; and (2) The Company filed notice with the securities commissioner of Colorado and paid an exemption fee.

         For purposes of Section 90.532 of the Nevada Code, the facts upon which the Company relied are: (1) The securities were those set forth is Section 18(b)(4)(D) of the Act; and (2) The Company filed notice with the State of Nevada and a fee.

         For purposes of Section 58-13B-24(R) of the New Mexico Code and New Mexico Rule 12NMAC11.4.11.2, the facts upon which the Company relied are: The Company filed notice with the New Mexico administrator, a consent to service of process and a fee.

         For purposes of Section 61-1-15.5(2)&R164-15-2 of the Utah Code, the facts upon which the Company relied are: The Company filed notice, a consent to service of process and a fee as proscribed by the statute.

         In June 2000, the Company granted XAI an option to purchase two million (2,000,000) shares of the Common Stock of the "freely tradeable shares" of the Company at a price of $0.50 per share. The option is for a period of one (1) year unless XAI introduces or arranges for an acceptable "secondary offering" approved by the Company, and in which case the term of the option is extended until June 1, 2003. The option has since been terminated by mutual agreement of the parties. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 49:3-50(b)(9) of the New Jersey Code.

         For purposes of Section 49:3-50(b)(9) of the New Jersey Code, the facts upon which the Company relied are: (i) the sale was to not more than ten (10) persons during any period of twelve (12) consecutive months; (ii) the Company reasonably believed that all buyers purchased for investment; (iii) no commission or other remuneration was paid for soliciting any prospective buyer; and (iv) the sale was not offered or sold by general solicitation or any general advertisement.

         In June 2000, the Company entered into a agreement wherein the Company agreed to pay a finder's fee to XAI for any debt or equity investment, acquisition, consolidation, merger or purchase of assets between the Company and any contact of XAI brought to the Company's attention by XAI, which was consummated within a period of twenty-four (24) months thereafter. The finder's fee is as follows: a) five percent (5%) of the first million dollars
($1,000,000)  raised;  b)  four  percent  (4%)  of the  second  million  dollars
($1,000,000)  raised;  c)  three  percent  (3%)  of the  third  million  dollars
($1,000,000)  raised;  d)  two  percent  (2%)  of  the  fourth  million  dollars
($1,000,000) raised; and one percent (1%) of the all additional monies raised. In the event fees are due XAI by the Company, the Company and XAI may mutually agree to accept and pay the fee in shares of the Company's stock priced at eighty percent (80%) of the most recent bid price. This agreement was terminated in November 2000 by mutual agreement of the parties. For such offering the Company relied upon
Section 4(2) of the Act, Rule 506 and Section 49:3-50(b)(9) of the New Jersey Code.

         For purposes of Section 49:3-50(b)(9) of the New Jersey Code, the facts upon which the Company relied are: (i) the sale was to not more than ten (10) persons during any period of twelve (12) consecutive months; (ii) the Company reasonably believed that all buyers purchased for investment; (iii) no commission or other remuneration was paid for soliciting any prospective buyer; and (iv) the sale was not offered or sold by general solicitation or any general advertisement.

         In June 2000, the Company entered into a consulting agreement with XAI to provide consultation and advisory services relating to business management and marketing in exchange for issuance of 100,000 shares of the Company's stock each to Edward Meyer, Jr. and Edward T. Whelan. The contract is for a period of one (1) year. The consulting agreement has been terminated by mutual agreement of the parties. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 49:3-50(b)(9) of the New Jersey Code.

         For purposes of Section 49:3-50(b)(9) of the New Jersey Code, the facts upon which the Company relied are: (i) the sale was to not more than ten (10) persons during any period of twelve (12) consecutive months; (ii) the Company reasonably believed that all buyers purchased for investment; (iii) no commission or other remuneration was paid for soliciting any prospective buyer; and (iv) the sale was not offered or sold by general solicitation or any general advertisement.

         In June 2000,  the Company  borrowed  $50,000 from GHI. The term of the note is for a period of one (1) year or upon subsequent financing by XAI. The note bears interest at a rate of prime plus three percent (prime+3%) per annum. Additionally, the Company granted GHI warrants to purchase 166,666 shares of the Company's Common Stock at a price of $0.30 per share. The warrants have no expiration date. In November 2000, the Company repaid the $50,000 owed to GHI in advance of its due date, in exchange for a general release with regard to the note and warrants, the finder's fee agreement, the consulting service contract, the option agreement and all other agreements between the Company and both XAI and GHI. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 11.602 of the Maryland Code.

         The facts relied upon to make the Maryland Exemption available include the following: (i) the Company submitted a manually signed SEC Form D, Notice of Sale of Securities Pursuant to Regulation D with the Securities Division; (ii) the form was filed no later than 15 days after the securities were first sold in Maryland; (iii) the Company submitted a Form U-2, Uniform Consent to Service of Process, and a Form U-2A, Uniform Corporate Resolution consenting to service of process in Maryland; (iv) the Company provided the Securities Division with the date of the first sale of the securities in Maryland under the offering; (v) the Company provided the Securities Division with the name and CRD number, if any, of at least one broker-dealer or issuer agent that will effect transactions in the securities in Maryland; and (vi) the Company paid the appropriate fee of $100 to the State of Maryland. Despite the requirement to file notice with the State of Maryland, the Company made no filing.

         In July 2000, the Company issued 10,000 shares of its Common Stock to one (1) individual in exchange for a client list of computer service customers, the remainder of the previously contracted for but unissued shares (943,750) in connection with the CC acquisition, 13,166 shares to one (1) past employee for out-of-pocket expenses, 90,000 shares to one (1) investor for $30,000, 8,319 shares to one (1) individual for past accounting services rendered, 40,000 shares to one (1) individual who is an active employee as a signing bonus, 58,333 shares to Maurice Mallette, the Company's current Interim Vice President, President of CC and a Director in exchange for $17,500 and 75,000 shares to one
(1) individual for his services as a headhunter who brought potential employees to the Company. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506, Section R14-4-140 of the Arizona Code, Section 25102(f) of the California Code, the Nevada Exemption and Section 211(b) of the Pennsylvania Code.

         The facts upon which the Company relied upon for purposes of Section 14-4-140 of the Arizona Code are: (i) offers by the issuer were made only by the Company's employees, officers and directors who were not retained for the primary purpose of making offers; (ii) the sale of securities did not exceed $1,000,000; (iii) the Company was not a development stage company with no specific business plan or a development stage company that has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; (iv) offers specified that they would be made only to accredited investors and sales were made only to accredited investors; (v) a legend was placed on all offering documents; and
(vi) the issuer, any of its predecessors, affiliates, directors, officers, beneficial owners of ten (10) percent or more of any class of its equity securities did not fall within the disqualification provisions.

         For purposes of Section 25102(f) of the California Code, the facts upon which the Company relied are: (i) shares were sold to not more than thirty-five
(35) persons, including persons not in California; (ii) all purchasers had a preexisting relationship with the offeror or its officers, directors or by reason of business or financial experience or by reason of their professional advisors had the capacity to protect their own interests; (iii) each purchaser represented that they were purchasing for their own account and with a view to or for sale in connection with any distribution; and (iv) the offer and sale were not accomplished by the publication of any advertisement.

         The facts relied upon to make the Pennsylvania Exemption include the following: (i) the Company filed a completed SEC Form D with the Pennsylvania Securities Commission, Division of Corporate Finance; (ii) the Form was filed not later than fifteen (15) days after the first sale; and (iii) the Company paid an appropriate filing fee.

         In November 2000, the Company issued 206,500 shares of its restricted Common Stock to four (4) persons. Two (2) of the persons receiving a total of 200,000 shares, were given the shares as a hiring bonus. The other two (2) persons receiving a total of 6,500 shares, were given the shares in lieu of salary. For such offering the Company relied upon Section 4(2) of the Act, Rule 506, Section R14-4-140 of the Arizona Code.

         The facts upon which the Company relied upon for purposes of Section 14-4-140 of the Arizona Code are: (i) offers by the issuer were made only by the Company's employees, officers and directors who were not retained for the primary purpose of making offers; (ii) the sale of securities did not exceed

$1,000,000; (iii) the Company was not a development stage company with no specific business plan or a development stage company that has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; (iv) offers specified that they would be made only to accredited investors and sales were made only to accredited investors; (v) a legend was placed on all offering documents; and
(vi) the issuer, any of its predecessors, affiliates, directors, officers, beneficial owners of ten (10) percent or more of any class of its equity securities did not fall within the disqualification provisions.

Item 5. Indemnification of Directors and Officers

         The Company's Articles of Incorporation provide that: To the fullest extent permitted by law, no director or officer of the Corporation shall be personally liable to the Corporation or its shareholders for damages for breach of any duty owed to the Corporation or its shareholders. In addition, the Corporation shall have the power, in its Bylaws or in any resolution of its stockholders or directors, to undertake to indemnify the officers and directors of this Corporation against any contingency or peril as may be determined to be in the best interests of this Corporation, and to procure policies of insurance at this Corporation's expense.

          The Corporation shall, to the fullest extent permitted by the provisions of ss.145 of the General Corporation law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all expenses, liabilities, or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall insure to the benefit of the heirs, executors, and administrators of such a person.

         The Company's Bylaws provide that: The Corporation hereby indemnifies each person (including the heirs, executors, administrators, or estate of such person) who is or was a director or officer of the Corporation to the fullest extent permitted or authorized by current or future legislation or judicial or administrative decision against all fines, liabilities, costs and expenses, including attorneys' fees, arising out of his or her status as a director, officer, agent, employee or representative. The foregoing right of indemnification shall not be exclusive of other rights to which those seeking an indemnification may be entitled. The Corporation may maintain insurance, at its expense, to protect itself and all officers and directors against fines, liabilities, costs and expenses, whether or not the Corporation would have the legal power to indemnify them directly against such liability.

         The Delaware Corporation Law provides inss.145. Indemnification of Officers, Directors, Employees and Agents; Insurance that:

         (a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation as a director, officer, employee or agent of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgements, fines and amounts paid or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

         (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue, or matters as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or such other court shall deem proper.

         (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b), or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

         (d) Any indemnification under subsections (a) and (b), (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b). Such determination shall be made (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or
(2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

         (e) Expenses (including attorneys' fees) incurred by an officer or director on defending any civil, criminal, administrative, or investigative action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this Section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

         (f) The indemnification and advancement of expenses provided by, or granted pursuant to, other subsections of the section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement , vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

         (g) A corporation shall power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee of agent or the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

         (h) For purposes of this Section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section with respect to the resulting or surviving corporation as he would have with respect to such constitutent corporation if its existence had continued.

         (i) For purposes of this Section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes a duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner be reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Section.

         (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

         (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees). (As amended by Ch. 186, Laws of 1967, Ch. 421, Laws of 1970, Ch. 437, Laws of 1974, Ch. 25, Laws of 1981, Ch. 112, Laws of 1983, Ch. 289, Laws of 1986, Ch. 376, Laws of 1990, and Ch. 261, Laws of 1994.)

PART F/S

         The Financial Statements of the Company required by Regulation S-X commence on page F-1 hereof in response to Part F/S of this Registration Statement on Form 10-SB and are incorporated herein by this reference.

                          ONESOURCE TECHNOLOGIES, INC.



                     Consolidated Financial Statements as of
                           December 31, 1999 and 1998
                        And Independent Auditors' Report

ONESOURCE TECHNOLOGIES, INC.



TABLE OF CONTENTS

                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                F-1

CONSOLIDATED BALANCE SHEETS
            AS OF DECEMBER 31, 1999 AND 1998                                F-2

CONSOLIDATED STATEMENTS OF OPERATIONS FOR
            THE YEARS ENDED DECEMBER 31, 1999 AND 1998                      F-3

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS'
            EQUITY (DEFICIT) FOR THE YEARS ENDED
             DECEMBER 31, 1999 AND 1998                                     F-4

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR
             THE YEARS ENDED DECEMBER 31, 1999 AND 1998                     F-5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR
            THE YEARS ENDED DECEMBER 31, 1999 AND 1998                      F-7

                         INDEPENDENT ACCOUNTANTS' REPORT




To the Stockholders and Board of Directors of
            OneSource Technologies, Inc.:

We have audited the accompanying balance sheet of OneSource Technologies, Inc. as of December 31, 1999 and the related statements of operations, stockholders' deficit and cash flows for each of the two years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OneSource Technologies, Inc. as of December 31, 1999, and the results of its operations and cash flows for each of the two years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

As discussed in Note 9 to the financial statements, the presentation for the year ended December 31, 1998 is restated to reflect the retroactive result of the acquisition of Net Express, Inc. under pooling of interests accounting.




/s/  King, Weber & Associates, P.C.
Tempe, Arizona
April 21, 2000


ONESOURCE TECHNOLOGIES, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31____________________________________                      1999                 1998
                                                                    ------------        ----------
ASSETS
CURRENT ASSETS:
Cash                                                                $   37,692          $  49,544
Accounts receivable                                                    460,121            220,282
Inventories                                                            368,898            165,905
Stock subscription receivable                                          220,000                  -
Other current assets                                                    34,061             20,799
 Total current assets                                                1,120,772            456,530

PROPERTY AND EQUIPMENT, net of accumulated depreciation                218,753             53,258
DEFERRED INCOME TAXES                                                   17,766                  -
GOODWILL, net of accumulated amortization of $4,763                    269,901                  -
OTHER ASSETS                                                            88,294             20,692
                                                                    ------------        ----------
TOTAL ASSETS                                                        $1,715,486          $ 530,480
                                                                    ============        ==========
LIABILITIES AND STOCKHOLDERS" EQUITY (DEFICIT):

CURRENT LIABILITIES:
   Accounts payable                                                 $  345,718          $ 129,700
   Accrued expenses and other liabilities                              338,593            281,223
   Deferred revenue                                                    210,036            182,018
   Bank lines of credit                                                 88,837             87,963
   Current portion capital leases                                        5,496
   Current portion of long-term debt                                    68,043
                                                                    ------------        ----------
Total current liabilities                                            1,056,723            680,904

CAPITAL LEASES -- LONG TERM PORTION                                      6,637
NOTES PAYABLE -- LONG-TERM PORTION (Note 5)                            316,246            322,894
                                                                    ------------        ----------
Total liabilities                                                    1,379,606          1,003,798
                                                                    ------------        ----------
STOCKHOLDERS"  EQUITY (DEFICIT):
Preferred Stock, $.001 par value, 1,000,000 shares authorized, none issued
Common Stock, $.001 par value, 20,000,000 shares authorized,
14,549,230 and 11,623,281 issued at December 31, 1999 and 1998, respectively, and 3,876,802 subscribed but not issued shares at
December 31, 1999
Paid in capital                                                         14,549             11,623
Treasury stock, 500,000 shares at $0 cost                            1,687,877           (358,736)
Stock subscription                                                  (1,055,000)
Accumulated deficit                                                   (311,546)          (126,205)
                                                                    ------------        ----------
TOTAL EQUITY                                                        $  335,880          ($473,318)
                                                                    ------------        ----------
TOTAL LIABILITIES AND STOCKHOLDERS"  EQUITY                         $1,715,486          $ 530,480
                                                                    ============        ==========

   The accompanying notes are an integral part of these financial statements.

ONESOURCE TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31

                                                       1999              1998
                                                                      (Note 9)

REVENUE, net                                        $2,476,884         $1,380,041
COST OF REVENUE                                      1,484,096            755,461
                                                  ------------      -------------

GROSS PROFIT                                           992,788            624,580
GENERAL AND ADMINISTRATIVE EXPENSES                    942,412            481,774
SELLING AND MARKETING EXPENSES                         229,462            138,863
OPERATING (LOSS) INCOME                              (179,086)              3,943

OTHER INCOME (EXPENSE)
Interest expense                                      (24,195)           (55,557)
Other income                                               174                  0
                                                  ------------      -------------
              Total other (expense)                   (24,021)           (55,557)

LOSS BEFORE INCOME TAXES                             (203,107)           (51,614)
INCOME TAX BENEFIT                                      17,766                  0
                                                  ------------      -------------

              NET LOSS                              ($185,341)          ($51,614)
                                                  ============      =============

                                                         (0)              $( * )
                                                         ===              ======

                                                         (0)              $( * )
                                                         ===              ======

Weighted Average Shares Outstanding:

                    Basic                         11,878,710          11,007,952
                    Diluted                       11,878,710          11,007,952

* Less than $(0.01) per share.

   The accompanying notes are an integral part of these financial statements.

ONESOURCE TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR
THE YEARS ENDED DECEMBER 31
                                                                                  1999                  1998
                                                                                ------------      -------------
CASH FLOWS FROM OPERATING ACTIVITIES:                                                                (Note 9)
      Net loss                                                                  ($185,341)            ($51,614)
Adjustments to reconcile net loss to net cash provided (used) by operations
          Depreciation and amortization                                            30,514               22,068
          Miscellaneous noncash income                                             (5,000)
          Stock issued for legal fees                                                                   12,500
          Stock issued to employees as compensation                                                     25,125
          Deferred Income taxes                                                   (17,766)                   -
          Changes in assets and liabilities (net of acquisitions):
                   Accounts receivable                                           (163,382)             (43,101)
                   Inventories                                                   (151,109)             (83,011)
                   Deposits                                                        (8,440)
                   Other current assets                                           (77,100)             (13,798)
                   Accounts payable                                               146,041               23,510
                   Accrued expenses and other liabilities                          32,267              112,910
                   Deferred revenue                                                11,681               64,138
                                                                                ------------      -------------
                   Net cash (used) provided by operating activities              (387,635)              68,727
                                                                                ------------      -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
          Purchases of property and equipment                                     (44,919)             (23,999)
                                                                                ------------      -------------
                                  Net cash (used) by investing activities         (44,919)             (23,999)
                                                                                ------------      -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
      Proceeds from notes payable                                                  24,000               40,500
      Payments on notes payable and capital leases                                (73,737)             (46,618)
      Net receipts on line of credit                                               65,837
      Issuance of common stock (net of capital placement fees)                    404,602                8,000
                                                                                ------------      -------------
                                  Net cash provided by financing activities       420,702                1,882
                                                                                ------------      -------------



(DECREASE) INCREASE IN CASH                                                       (11,852)              46,610
CASH, January 1                                                                    49,544                2,934
                                                                                ------------      -------------
CASH, December 31                                                                 $37,692              $49,544
                                                                                ============      =============



SUPPLEMENTAL CASH FLOW INFORMATION:                                               1999                   1998
                                                                                ------------      -------------
      Interest paid                                                              $ 16,989           $  22,870

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND
FINANCING ACTIVITIES:

Fair value of Cartridge Care net assets Acquired for common stock                $369,937

Property and equipment acquired under capital leases and notes payable           $ 65,567

Sale of vehicle at net book value to employee in exchange  for note.
Basis of vehicle  $20,650, accumulated  depreciation  $14,176                    $  6,474

Common  stock  issued  in exchange  for legal  services  and trade debt          $ 33,000

Common  stock  issued to employees ascompensation                                $ 25,125



   The accompanying notes are an integral part of these financial statements.

ONESOURCE TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS" EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 1999 and 1998

                                                                                            Stock         Paid-in
                                                          Common Stock      Subscription   Capital        Accumulated
                                                Shares       Amount         Receivable    (Deficit)       Deficit        Total
                                               -----------  ------------   -------------  ------------- --------------- -----------
BALANCE
     DECEMBER 31, 1997 (Note 9)                10,726,881      $10,727                    ($423,165)     ($74,591)     ($487,029)

Stock issued for cash                          14,400               14                        7,186                        7,200

Stock issued for trade payables                32,000               32                        7,968                        8,000

Stock issued for legal services                100,000             100                       24,900                       25,000

Stock issued to employee as compensation       750,000             750                       24,375                       25,125

Net Loss                                                                                                  (51,614)       (51,614)

                                                                                        ------------  --------------  -------------
     DECEMBER 31, 1998                         11,623,281      $11,623                    ($358,736)    ($126,205)     ($473,318)
                                               -----------   ---------                  ------------  ------------   ------------

Stock for acquired companies                   1,163,888         1,164                      368,773                      369,937

Stock Subscribed for Notes Receivable          3,124,672         3,125        (925,000)     921,875

Stock issuances for cash                       108,333             108                       29,892                       30,000

Investment Group Funding subscription -        2,905,828         2,906        (750,000)     747,094
Funded subscriptions                                                           400,000                                    400,000
Subscriptions funded after December 31, 1999                                   220,000                                    220,000

Stock subscribed not issued                    (3,876,772)      (3,877)                       3,877

Capital placement fees                                                                      (25,398)                     (25,398)
Net loss                                                                                                 (185,341)      (185,341)

Reacquired shares                              (500,000)         (500)                         500

                                               ------------- ---------   -------------  ------------  ------------   ------------
     BALANCE, December 31, 1999                14,549,230      $14,549    ($1,055,000)   $1,687,877    ($311,546)       $335,880
                                               ============= =========   =============  ============  ============   ============


   The accompanying notes are an integral part of these financial statements.

ONESOURCE TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE
YEARS ENDED DECEMBER 31, 1999 AND 1998

1.    ORGANIZATION AND BASIS OF PRESENTATION

      OneSource Technologies, Inc. (the "Company") is a general office and industry specific equipment repair and maintenance service company. Service work is performed pursuant to renewable term contracts and on-call relationships with customers. The Company's customers are primarily in banking and retail businesses located in the western and southwestern United States.

      The accompanying financial statements represent the financial position and results of operations of OneSource Technologies, Inc., Cartridge Care, Inc. and Net Express, Inc. on a consolidated basis. The 1998 consolidated amounts have been restated to include the figures of Net Express. Operating results of Cartridge Care for the period from October 1, 1999 (acquisition date) to December 31, 1999 are included in OneSource's operating results for the year ended December 31, 1999 (Note 9).

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Cash includes all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less.

      Inventories consist primarily of used equipment, new and used parts and supplies and are stated at the lower of cost (specific identification) or market. Cartridge Care inventories consist of raw materials and finished goods, consisting of remanufactured toner cartridges. Cartridge Care inventories are stated on a FIFO basis.

      Property  and  equipment  is  recorded  at  cost  and   depreciated  on  a
      straight-line basis over the estimated useful lives of the assets ranging from 3 to 10 years.

      Goodwill - Costs in excess of the fair values assigned to the underlying net assets of acquired companies are being amortized on the straight-line method over fifteen (15) years.

      Revenue recognition - The Company recognizes revenue on contracts pro rata over the term of the contract or when the service is performed depending on the terms of the agreement with customers. Sales of parts and equipment are recognized when shipped or installed. Deferred revenue is recorded for advanced billings and cash receipts prior to revenue recognition under a pro rata basis under the terms of service contracts.

      Income taxes - The Company provides for income taxes based on the provisions of Statement of Financial Accounting Standards No. 109,
      Accounting for Income Taxes, which among other things, requires that recognition of deferred income taxes be measured by the provisions of enacted tax laws in effect at the date of financial statements.

      Advertising expenses- The Company expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 1999 and 1998 were $18,001 and $0 respectively.

      Financial Instruments - Financial instruments consist primarily of cash, accounts receivable, stock subscription receivable and obligations under accounts payable, accrued expenses, debt and capital lease instruments. The carrying amounts of cash, accounts receivable, accounts payable, accrued expenses and short-term debt approximate fair value because of the short maturity of those instruments. The carrying value of the Company's capital lease arrangements approximates fair value because the instruments were valued at the retail cost of the equipment at the time the Company entered into the arrangements.

      Principles of Consolidation - The accompanying financial statements include the accounts and balances of OneSource Technologies, Inc. and its two subsidiaries Cartridge Care and Net Express. All significant intercompany balances and transactions have been eliminated.

      Net Loss per share - Net loss per share is calculated using the weighted average number of shares of Common Stock outstanding during the year. Debt convertible to 570,140 shares of Common Stock and partially paid Common Stock subscriptions of 5,449,334 shares were excluded from the computation of diluted loss per share because the inclusion of such would be anti-dilutive.

      Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.    INVENTORIES

   Inventories consisted of the following at December 31:          1999          1998
                                                                   ----          ----
   Finished Goods (toner cartridges)                              $   4,867
      Equipment                                                      55,429     $  51,404
      Parts                                                         308,558       103,158
      Supplies                                                       16,584        18,961
      Less: Allowance for obsolescence                              (16,540)       (7,618)
                                                                    --------      -------
            Total inventory                                       $ 368,898     $ 165,905
                                                                    ========      =======

      There are slow-moving inventories, which consist primarily of parts removed from larger pieces of equipment and stored until needed for future jobs. Costs are allocated to these items as components of the larger piece of equipment from which they were removed. Much of this inventory has been allocated minimum costs and management believes market value exceeds recorded costs.

4.   PROPERTY AND EQUIPMENT

      Property and equipment consisted of the following at December 31:

                                                           1999           1998
                                                           ----           ----
 Equipment                                               $ 113,715     $  41,044
 Furniture, fixtures and other                             100,527        32,978
 Vehicles                                                   75,363        40,932
 Leasehold improvements                                     10,816         8,397
                                                           --------       ------
 Total                                                     300,421       123,351
 Less accumulated depreciation                             (81,668)      (70,093)
                                                           --------       -------
 Property, machinery and equipment - net                 $ 218,753     $  53,258
                                                         = =======     =  ======

      Depreciation expense for the years ended December 31, 1999 and 1998 was $ 25,751 and $17,050 respectively.

5.   NOTES PAYABLE

      Notes payable at December 31consisted of the following:

                                                                                         1999                1998
                                                                                     -----------         ------------
                                                                                                            (Note 9)
Bank note payable, collateralized by accounts receivable, inventories and property and equipment, interest at prime plus 2% (9.75% at December 31, 1999)
principal payments of $2,778 plus interest are due monthly, due August 2000          $ 30,554            $  58,335

Notes payable, collateralized by vehicles, interest from 8% to 12%, total
monthly installments of $2,058 from April 2000 through May 2002                        46,948               21,067

Notes payable, unsecured, interest at 9% to 10%, convertible to stock,
due on demand                                                                          24,000               38,668

Note  payable  to  shareholder,  unsecured,  interest  at 6%,  monthly  interest
payments only, converted to 60,000 shares of OneSource stock April 2000                30,000               40,000

Note payable to Company's former parent company in connection with the management buy-out of the Company. Stated face value, $285,000; stated
interest rate of 5%. The note was discounted at 9% and based on the scheduled principal and interest payments. The discounted value of the note was determined to be $252,787. The debt was
extinguished March 4, 2000 (see Note 15 - Subsequent event)                           252,787              252,787

                                                                  Total               384,289              410,857

                                                   Less current portion                68,043               87,963

                                                      Long-term portion             $ 316,246            $ 322,894
                                                                                    =========            =========

The bank note payable is personally guaranteed by the Company's officers. Future maturities of principal at December 31, 1999 are as follows:

           2000                   $ 68,043
           2001                      7,919
           2002                     17,890
           2003                      4,079
           2004                    286,358
                                  ----------
                     Total        $384,289



6.   LINES OF CREDIT

      The company has various revolving line of credit agreements with banks totaling $100,000 with interest ranging from 9.75% to 18%. At December 31, 1999 the Company had utilized $88,837 of the total $100,000 credit facility.
                                       F-9

7.   INCOME TAXES

      The Company recognizes deferred income taxes for the differences between financial accounting and tax bases of assets and liabilities. Income taxes for the years ended December 31, consisted of the following:

                                                  1999               1998
                                               ---------           --------
Current tax provision (benefit)               $ (67,948)           $(9,645)
Deferred tax provision (benefit)                 50,182              9,645
                                               ---------           --------
      Total income tax provision (benefit)    $ (17,766)           $     0
                                               ---------           --------


      Deferred tax assets of $194,000 and $122,000 at December 31, 1999 and 1998 respectively relate primarily to federal net operating loss carryforwards of $485,000, and state operating loss carryforwards of $585,000 at December 31, 1999, and $305,000 and $406,000 respectively at December 31, 1998. The carry forwards expire from 2000 through 2019. Approximately $17,000 of the deferred tax asset at December 31, 1999 relates to allowances on accounts receivable and inventories. At December 31, 1999 there is a deferred income tax liability of $2,689 that relates to book and tax differences for property, equipment and intangibles. The net deferred income tax asset of $191,000 at December 31, 1999 is partially offset by valuation allowance of $174,000. The valuation allowance on the net deferred income tax asset increased by $52,000 and $11,000 in the years ended December 31, 1999 and 1998 respectively.

      Reconciliation of statutory and effective tax rates:

                                            1999                    1998
                                        -----------            -------------
Federal                               $(64,420) (31%)         $(7,742) (15%)
State                                  (16,240) ( 8%)          (4,129) ( 8%)
Valuation allowance                     51,928   25%           11,410   22%
Miscellaneous                           10,966    5%              461    1%
                                     ========= ======          ======  ====
                                     $(17,766)  (9)%          $     0    0%


8.   LEASES

Operating Leases

      The Company leases its facilities under long-term operating leases that expire through 2004. Rent expense under these leases was $98,577 for the year ended December 31, 1999. Minimum annual lease payments under these agreements are as follows:

      Years ended December 31:

       2000                    $122,788
       2001                     117,330
       2002                     117,140
       2003                     120,490
       2004                     102,700
                              -----------
                               $580,448

    Capital leases


     The Company entered into several capital leases for equipment. The following presents future minimum lease payments under capital leases by year and the present value of minimum lease payments as of December 31, 1999:

    Year ended December 31, 1999:

            2000                                  $   6,770
            2001                                      4,791
            2002                                      2,693
          --------------------------------------------------
      Total minimum lease payments                   14,254
      Less amount representing interest               2,121
                                                  ---------
      Present value of minimum lease payments        12,133
      Current portion                                 5,496
                                                  ---------
      Long-term portion                           $   6,637
                                                  =========

      Assets capitalized under the capital lease total $16,098 and related accumulated amortization of $1,610.

9.   BUSINESS ACQUISITIONS

      The Company acquired Net Express, Inc. ("Net Express") on April 15, 1999 by issuing 727,946 shares of the Company's common stock for 100% of the outstanding stock of Net Express. The transaction is accounted for as a pooling of interests. Accordingly, the Company's consolidated financial statements have been restated for all periods prior to the combination to include the combined financial position and operating results of the Company and Net Express. The officers and management of Net Express remain with the Company. Net Express is a computer equipment reseller and network integration company.

      The following table presents a reconciliation of the net revenues and net loss previously reported by the Company and for the current period prior to the combinations:

                                                       Period January 1, 1999
                                      Year ended        to  April 15, 1999
                                   December 31, 1998      (Unaudited)
Net Revenues:
    OneSource Technologies, Inc.     $ 1,191,068          $   472,197
    Net Express                          188,973               98,888
              Combined               $ 1,380,041          $   571,085
                                     ===========          ===========
Net (Loss) Income:
   OneSource Technologies, Inc.     $    (55,766)         $       936
   Net Express                             4,152                3,632
             Combined               $    (51,614)         $     4,568
                                    =============         ===========

      For the period prior to the merger there were no inter-company transactions that required elimination from the combined consolidated results of operations and there were no adjustments necessary to conform the accounting practices of the two companies.

      The Company acquired Cartridge Care, Inc. ("Cartridge Care") on September 30, 1999. The Company issued 1,163,888 shares of common stock for all the outstanding stock of Cartridge Care. The acquisition of Cartridge Care was accounted for under the purchase method. The $369,937, ($0.318 per share) value of the transaction was determined on the basis of recent private placements of the Company's common stock, taking into consideration contractual and legal restrictions related to these private transactions and management's present assessment of the affect on the value of this transaction of post purchase adjustments currently being negotiated. Following the close of the purchase, OneSource agreed to assume additional liabilities arising from operational losses and relocation costs of Cartridge Care in exchange for the return of a portion of the shares originally tendered, see Note 12. Goodwill of $274,664 associated with the purchase is being amortized over fifteen (15) years. Officers and management of Cartridge Care remain with the Company and Cartridge Care is being operated as a separate subsidiary of OneSource. Cartridge Care is a toner cartridge re-manufacturer.

      The purchase price contains a contingency whereby the sellers may receive an additional 723,612 shares of the Company's common stock (see Note 12). Those shares are non-voting and are being held in escrow pending the resolution of the contingency.

      Had the Cartridge Care acquisition occurred at the beginning of 1999, revenues and net loss would have been $3,186,012 and $191,237 ($0.01 per share) as of December 31, 1999 (unaudited).

10.  CONCENTRATION OF CREDIT RISK

      Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable. Approximately $ 244,500 of the accounts receivable balance at December 31, 1999 is due from five (5) customers.

11.   EMPLOYEE BENEFIT PLAN

      The Company provides benefits through a 401(k) plan for all full time employees who have completed six months of service and are at least 21 years of age. Contributions to the plan are at the discretion of the Board of Directors. The Company made no contributions to the plan for the years ended December 31, 1999 and 1998.


12.  COMMITMENTS AND CONTINGENCIES

      A former employee has filed a complaint against the Company for a claim of allegedly unpaid sales commissions of $25,620. The Company has attempted to settle with this former employee but believes the individual has significantly inflated the claim and that the former employee cannot substantiate the amount of the claim. The Company and its counsel believe that it has a substantial defense due to numerous inconsistencies and the former employee's lack of substantiation. The Company intends to vigorously defend this case. The Company and its counsel do not believe that the outcome of this case can yet be determined. The Company has accrued $2,300 with respect to this claim. If the court determines that the Company did not act in good faith with respect to this former employee's claim, the potential damages may be trebled.

      The purchase agreement for Cartridge Care contains a contingency for an additional 723,612 shares of the Company's common stock to be issued pending resolution of the contingency. The Company is pursuing legal remedies against the original owners for misrepresentations made that materially affect the value of Cartridge Care. The sellers of Cartridge Care have agreed to escrow the 723,612 shares of the Company's stock on the pending the results of the litigation. The ultimate resolution of this matter could result in an increase of the purchase price of Cartridge Care, which would increase the basis of the net assets acquired. The recorded purchase price reflects management's current best estimates of what the final figure will be.

     The Company has accrued delinquent payroll taxes, penalties and interest of approximately $210,000 at December 31, 1999. The Company is corresponding with the IRS and is attempting to negotiate payment terms. The Company has committed to making certain scheduled payments based on the availability of funds. There can be no assurance however that the IRS will not take other action should the Company fail to make committed payments.


13.  MAJOR CUSTOMERS

           Approximately 50% of the Company's revenue was generated from six customers for the year ended December 31, 1999, the largest customer accounting for approximately 25%. For the year ended December 31, 1998 about 38% of the Company's total revenues were derived from eight customers with the largest contributing approximately 9%.


14.  BUSINESS SEGMENTS

     The Company's revenues are derived from three closely related and complimentary service and product categories, 1) renewable contract equipment maintenance services, 2) equipment sales and integration services and 3) value added equipment supply sales. The following table sets forth the salient operating contributions of each for the year ended December 31, 1999:

                             Maintenance     Integration     Supplies    Internal       Total
Revenues                     $1,973,036      $341,548        $169,222    $  (6,922)     $2,476,884
Operating (loss) income      $ (130,028)     $ 13,376        $(62,434)                  $ (179,086)
Depreciation                 $   18,100      $ 60,241        $ 54,780                   $  460,121
Interest                     $   20,017      $  2,803        $  1,375                   $   24,195
Property & Equipmt Purch     $   44,919      $      0        $      0                   $   44,919
Total assets                 $1,545,991      $ 81,873        $478,593    $(390,971)     $1,715,486


15.  SUBSEQUENT EVENT

      On March 4, 2000 the Company and a group of investors executed an agreement with PF Holdings, Inc. ("PF") to purchase the promissory note held by PF with a face value of $285,000.00 and accrued interest of $36, 972 for $150,000 in cash provided by the investors and 175,000 shares of the Company's common stock with an estimated fair market value on March 4, 2000 of $93,438. Following the purchase and assumption of the note the investor group exercised the conversion feature in the note for 643,944 shares of the Company's Common stock. The investor's are restricted from selling any of the combined 818,944 shares of stock for a period of one year.

16.  STOCKHOLDERS' DEFICIT

     The Company reacquired 500,000 shares from one of the founding shareholders and former controller of the Company. The shares were reacquired in settlement of a dispute over the length of service of the former shareholder and the transaction was recorded at the Company's cost. Shares issued to employees and others for services are valued based on consideration of the value of the stock issued and/or the service rendered. The following table shows the number of shares issued, the amount recorded as expense and basis of valuation for shares issed for services in 1998:

Description                       Shares          Cost Per        Valuation Basis
                                  Issued          Share
Issued for trade payables         32,000          $0.25           Invoice cost of purchases
Issued for legal services        100,000          $0.25           Invoice cost of services
Issed for employee compensation  750,000          $0.04           Value of forfeited salary adjustments

     The Company obtained several subscriptions for its common stock totaling 6,030,500 shares during the year ended December 31, 1999. Subsequent to December 31, 1999, $220,000 of the subscriptions were funded representing payment for 852,376 shares. The remaining balance of 3,656,000 shares is subscribed for $1,055,000, of which $800,000 is represented by two notes receivable in the amount of $400,000. The notes mature in July 200 with interest at 6% per annum.


                                  * * * * * *

                        PROFORMA INFORMATION (UNAUDITED)

The accompanying Pro Forma information is presented for illustrative purposes only and is not necessarily indicative of the results of operations that would have actually been reported had this transaction occurred at the beginning of the period presented. The accompanying Pro Forma Condensed Consolidated Statement of Operations should be read in conjunction with the historical financial statements and related footnotes of OneSource Technologies, Inc.

In September 1999 the Company purchased all the outstanding stock of Cartridge Care, Inc., (Cartridge Care) in exchange for 1,887,500 shares of OneSource Technologies, Inc. common stock. The transaction was accounted for as a purchase. Since the date of acquisition the Company has funded the facilities relocation costs and operating losses of Cartridge Care. It is anticipated that these costs as well as ongoing funding requirements will result in an adjustment of the purchase price of the acquisition.

In as much as the Company's stock was thinly traded at the time of the purchase, the underlying value, ($369,937 or $0.318 per share) ascribed to the shares tendered was based on share values utilized in a number of independently negotiated capital funding transactions with third party investors. At December 1999 the value assigned to the purchase reflects management's current best estimate of what the adjusted purchase price will be based on all presently available facts.


            Pro Forma Condensed Consolidated Statements of Operations
                 For the year ended September 30, 1999 Unaudited

                                                               Cartidge Care
                                          OneSource            January 1, through     Pro Forma              Pro Forma
                                         December 31, 1999     September 30, 1999     Adjustments            Combined
                                         ----------------     ------------------- --------------- ---  ---------------
REVENUE, net                                $   2,476,884     $        687,132    $      (21,996) (3)  $       749,769
COST OF SERVICE                                 1,484,096              402,981           (19,524) (3)        1,867,553
                      GROSS PROFIT                992,788              284,151            (2,472)            1,274,447
                                         ----------------     ----------------    ---------------      ---------------
OPERATING EXPENSES                              1,171,874              322,866                               1,497,740
Amortization of goodwill                                                                   14,289 (1)           14,289
Depreciation on increased basis of
equipment                                                                                   5,322 (2)            5,322
                    Operating loss              (179,086)             (38,715)           (22,083)            (239,884)
                                         ----------------     ----------------    ---------------      ---------------
OTHER INCOME (EXPENSE)
Interest (income) expense                          24,195                (396)                                  23,799
Other (income) expense                              (174)             (27,109)                                (27,283)
                                         ----------------     ----------------    ---------------      ---------------
               Total other expense                 24,021             (27,505)                                 (3,484)
               NET LOSS before TAXES       $     (203,107     $       (11,210)    $      (22,083)      $     (236,400)
                                         ================     ================    ===============      ===============
TAX BENEFIT                                        17,776                                                       20,685
NET LOSS                                        (185,341)                                                    (215,715)
Net Loss Per Share:
     Basic                                        $(0.02)                                                      $(0.02)
     Diluted                                      $(0.02)                                                      $(0.02)
   Weighted Average Shares
     Basic                                     11,878,710                                                   13,094,150
     Diluted                                   11,878,710                                                   13,094,150


Note1: Pro Forma Adjustments
The following is a description of each of the pro forma adjustments: (1) Amortization of goodwill over 15 years (2) Depriciation on adjusted basis of equipment purchased (3) Elimination of inter-company revenues and profits

                              CARTRIDGE CARE, INC.



                           Financial Statements as of
                                December 31, 1998
                        And Independent Auditors' Report

CARTRIDGE CARE, INC.



TABLE OF CONTENTS

                                                                        Page

AUDITORS' REPORT                                                        F-17

BALANCE SHEET AS OF DECEMBER 31,1998                                    F-18

STATEMENT OF OPERATIONS FOR
            THE YEAR ENDED DECEMBER 31,1998                             F-19

STATEMENT OF CHANGES IN STOCKHOLDERS'
            EQUITY FOR THE YEAR ENDED DECEMBER 31 1998                  F-20

STATEMENT OF CASH FLOWS FOR
             THE YEAR ENDED DECEMBER 31,1998                            F-21

NOTES TO FINANCIAL STATEMENTS                                           F-22

                         INDEPENDENT ACCOUNTANTS' REPORT




To the Stockholders of
    Cartridge Care, Inc.:

We have audited the accompanying balance sheet of Cartridge Care, Inc. as of December 31, 1998 and the related statements of operations, stockholders' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cartridge Care, Inc. as of December 31, 1998, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.





/s/  King, Weber & Associates, P.C.
Tempe, Arizona
May 25, 2000

CARTRIDGE CARE, INC.
BALANCE SHEET
DECEMBER 31, 1998
------------------------------------------------------------------------

ASSETS

CURRENT ASSETS
  Cash                                                                          $100
  Accounts receivable                                                         49,797
  Inventories                                                                 34,985
  Other current assets                                                         5,249
                                                                      --------------
              Total current assets                                            90,131

PROPERTY AND EQUIPMENT, net of depreciation                                   69,444

OTHER ASSETS                                                                   9,569

TOTAL ASSETS                                                                $169,144
                                                                     ---------------

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

  Accounts payable                                                           $86,071
  Accrued expenses and other liabilities                                      19,927
  Deferred revenue                                                            15,805
  Bank lines of credit                                                        39,983
  Current portion of notes payable                                             3,218
  Income taxes payable                                                        13,655
  Deferred income taxes                                                        4,292
                                                                     ---------------
Total current liabilities                                                    182,951

NOTES PAYABLE - LONG-TERM PORTION                                              1,346

                                                                     ===============
              Total liabilities                                              184,297
                                                                             -------

STOCKHOLDERS' EQUITY

  Common Stock, no par value, 150 shares issued and authorized,               38,663

  Accumulated deficit                                                       (53,816)
                                                                     ---------------
              Total stockholders' equity                                    (15,153)

LIABILITIES AND STOCKHOLDERS' EQUITY                                        $169,144
                                                                     ---------------



   The accompanying notes are an integral part of these financial statements.
                                       F-18

CARTRIDGE CARE, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------
REVENUE, net                                                 $964,930

COST OF REVENUE                                               565,090
                                                    -----------------

                         GROSS PROFIT                         399,840

GENERAL AND ADMINISTRATIVE EXPENSES                           306,878

SELLING AND MARKETING EXPENSES                                 61,481
                                                    -----------------

                         Operating income                      31,481

OTHER INCOME (EXPENSE)

                         Other income                         14,570
                         Interest (expense)                   (5,136)
                                                    -----------------
                         Total other income                     9,434


                                                    -----------------

NET INCOME BEFORE TAXES                                        40,915

PROVISION FOR INCOME TAXES                                     12,057

NET INCOME                                               $     28,858
                                                    =================

Basic Net Income Per Common Share                            $ 192.39
                                                    =================

Weighted Average Shares Outstanding                               150
                                                    =================


              The accompanying notes are an integral part of these
                             financial statements.

  CARTRIDGE CARE, INC.

  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
  FOR THE YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------
                                Common Stock             Accumulated         Total
                             Shares      Amount             Deficit          Equity
                             ------                         -------          ------

BALANCE

  DECEMBER 31, 1997             150       $38,663          $(82,674)       $(44,011)



NET INCOME                                                   28,858          28,858




BALANCE

  DECEMBER 31, 1998             150       $38,663          ($53,816)       $(15,153)
                             --------- ------------     -----------------  ----------












                 The accompanying notes are an integral part of
                          these financial statements.

CARTRIDGE CARE, INC.
STATEMENT OF CASH FLOWS FOR
THE YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                              $28,858
 Adjustments to reconcile net income to net cash
   provided by operations
      Gain on disposition of equipment                                    (13,792)
      Depreciation                                                         22,453
      Deferred income taxes                                                 2,097
 Changes in assets and liabilities
      Accounts receivable                                                 (4,759)
      Inventory                                                             4,028
      Other current assets                                                   (427)
      Other assets                                                          1,388
      Accounts payable                                                     18,828
     Accrued expenses and other   liabilities                              (7,808)
     Deferred revenue                                                      39,611
     Income taxes payable                                                   6,058

            Net cash provided by operating activities                      58,172
                                                                  ---------------

CASH FLOWS FROM INVESTING ACTIVITIES
     Purchases of property and equipment                                   (3,018)
     Net cash used by investing activities                                 (3,018)
                                                                  ---------------

CASH FLOWS FROM FINANCING ACTIVITIES
      Repayment of loans from shareholders                                (50,460)
      Principle payments on loans                                          (5,394)
      Net borrowings on line of credit                                        800
           Net cash used by financing activities                          (55,054)
                                                                  ---------------

INCREASE  IN CASH                                                             100

CASH BALANCE, January 1, 1998                                                   0

CASH BALANCE, December 31, 1998                                              $100
                                                                  ===============

Supplemental Cash Flow Information:
      Interest paid                                                       $18,055
                                                                  ===============
      Income taxes paid                                                    $5,995
                                                                  ===============


                 The accompanying notes are an integral part of
                          these financial statements.

CARTRIDGE CARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE
YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------
1.   ORGANIZATION AND BASIS OF PRESENTATION

     Cartridge Care, Inc. (the "Company") is a remanufacturer of laser printer, copier and facsimile cartridges. The Company also operates an equipment repair and maintenance service company. Service work is performed pursuant to renewable term contracts and on-call relationships with customers. The Company's customers are primarily in located in Arizona.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Cash includes all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less.

      Inventories consist primarily of new parts and toner cartridges, including used components of same. Inventories are stated at the lower of cost or market on a first-in, first-out (FIFO) basis. Remanufactured cartridges generally are completed by at the end of the day and therefore no work in progress exists.

      Property  and  equipment  is  recorded  at  cost  and   depreciated  on  a
      straight-line basis over the estimated useful lives of the assets ranging from 3 to 10 years.

      Revenue recognition - The Company recognizes revenue on service contracts pro rata over the term of the contract or when the service is performed depending on the terms of the agreement with customers.
       Deferred revenue is recorded for advanced billings and cash receipts prior to revenue recognition under a pro rata basis under the terms of service contracts. Sales of parts and equipment are recognized when shipped or installed.

      Income taxes - The Company provides for income taxes based on the provisions of Statement of Financial Accounting Standards No. 109,
      Accounting for Income Taxes, which among other things, requires that recognition of deferred income taxes be measured by the provisions of enacted tax laws in effect at the date of financial statements.

      Advertising expenses- The Company expenses advertising costs as incurred. Advertising expense for the year ended December 31, 1998 was $21,010.

      Financial Instruments - Financial instruments consist primarily of cash, accounts receivable, and obligations under accounts payable, accrued expenses, debt and capital lease instruments. The carrying amounts of cash, accounts receivable, accounts payable, accrued expenses and short-term debt approximate fair value because of the short maturity of those instruments. The carrying value of the Company's capital lease arrangements approximates fair value because the instruments were valued at the retail cost of the equipment at the time the Company entered into the arrangements.

      Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Net Income Per Share - Net income per share is calculated using the weighted average number of shares of common stock outstanding during the year. The Company had a simple capital structure and no potentially dilutive securites outstanding at December 31, 1998.


3.   INVENTORIES

           Inventories consisted of the following at December 31, 1998:

                Finished goods                                  $ 5,155
                New parts and supplies                           24,579
                Used cartridge components                         5,251
                                                                  -----
                        Total                                   $34,985
                                                                -------

      Labor costs associated with finished goods inventory is typically not significant.

4.  PROPERTY AND EQUIPMENT

      Property and equipment consisted of the following at December 31, 1998:

         Equipment                                              $ 99,966
         Furniture, fixtures and other                            40,300
         Vehicles                                                 14,776
         Leasehold improvements                                   17,144
                                                               ---------
         Total                                                   172,186
         Less accumulated depreciation                          (102,742)
                                                                -------
         Property, machinery and equipment - net               $  69,444
                                                               =========

      Depreciation expense for the year ended December 31, 1998 was $22,453.

5.   LINES OF CREDIT

      The company has a revolving line of credit agreement with a bank totaling $40,000 with interest at the prime rate plus 3% (10.75% at December 31, 1998). At December 31, 1998 the company had drawn $39,983.


6.   NOTES PAYABLE

      Notes payable at December 31, 1998 consisted of the following:

Note payable, collateralized by vehicle, interest at 10.25%, monthly payments of
   $293 due through October 2000                              $    4,564
                                        Less current portion       3,218
                                                            ------------
                                          Long-term portion   $    1,346
                                                            ============

      Future maturities of principal at December 31, 1998 are as follows:

           1999                  $   3,218
           2000                      1,346
                                ----------
                     Total      $   4,564
                                =========

7.    LEASES

      Operating Leases

      The Company leases its office space over a long term operating lease expiring in September 1999. Rent expense was $46,361 for the year ended December 31, 1998. Future minimum lease payments under that lease at December 31, 1998 were:


                     1999                           $65,621
                                                     ------

8.    INCOME TAXES

      The Company recognizes deferred income taxes for the differences between financial accounting and tax bases of assets and liabilities. Income taxes for the year ended December 31, 1998 consisted of the following:

      Current tax provision                 $  9,960
      Deferred tax provision                   2,097
                                            ---------
      Total income tax provision            $ 12,057
                                            =========


            The deferred income tax liability at December 31, 1998 of $4,292 relates to temporary differences in book and tax depreciation methods for property and equipment.

Reconciliation of statutory and effective tax rates:

           Federal                        $ 6,137               15%
           State                            3,273                8%
           Other                            2,647                6%
                                          -------             -----

                                          $12,057               29%
                                          =======             =====

9.     MAJOR CUSTOMERS


       Approximately 20% of the Company's revenue was generated from three customers for the year ended December 31, 1998, the largest customer accounting for approximately 10%.


       10.     SUBSEQUENT EVENTS


       In March of 1999 all of the outstanding stock of the Company was sold to two individuals for cash and notes totaling approximately $610,000. These two individuals exchanged 100% of their stock in the Company for stock of OneSource Technologies, Inc., a Delaware corporation in September 1999.


       11.   RELATED PARTY TRANSACTION


       During 1998 cash advances of $50,460 were made to the principle shareholders of the company who in turn repaid the advances as of December 31, 1999.

                          ONESOURCE TECHNOLOGIES, INC.




                     Consolidated Financial Statements as of

                             March 31, 2000 and 1999

                                   (Unaudited)

        ONESOURCE TECHNOLOGIES, INC.




TABLE OF CONTENTS


                                                                            Page


CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2000                                                       F-27


CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE
THREE MONTHS ENDED MARCH 31, 2000  AND 1999                                F-28


CONSOLIDATED STATEMENTS OF CASH FLOWS FOR
THREE MONTHS ENDED MARCH 31, 2000 AND 1999                                 F-29


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR
THREE MONTHS ENDED MARCH 31, 2000 AND 1999-                                F-30

ONESOURCE TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS
MARCH 31______________________________________________________

                                                                                 (Unaudited)
ASSETS                                                                               2000
                                                                                ----------------
CURRENT ASSETS:

Cash                                                                                    $50,333
Accounts receivable                                                                     409,957
Stock subscription receivable                                                            25,000
Inventories                                                                             379,028
Other current assets                                                                     24,702
                                                                                -----------------
 Total current assets                                                                   889,020

PROPERTY AND EQUIPMENT, net of accumulated depreciation                                 272,405

GOODWILL, net of accumulated amortization of $9,526                                     265,138

OTHER ASSETS                                                                            115,994
                                                                                -----------------
TOTAL ASSETS                                                                         $1,542,557
                                                                                =================


LIABILITIES AND STOCKHOLDERS" EQUITY (DEFICIT):


CURRENT LIABILITIES:

   Accounts payable                                                                    $246,343
   Accrued expenses and other liabilities                                               213,201
   Deferred revenue                                                                     261,797
   Bank lines of credit (Note 6)                                                        127,950
   Current portion capital leases                                                         4,803
   Current portion of long-term debt (Note 5)                                            54,085
                                                                                -----------------
Total current liabilities                                                               908,159

CAPITAL LEASES -- LONG TERM PORTION                                                       5,961

NOTES PAYABLE - LONG-TERM PORTION                                                        31,853
                                                                                -----------------
Total liabilities                                                                       945,993
                                                                                =================

STOCKHOLDERS' EQUITY (DEFICIT):

Preferred Stock, $.001 par value, 1,000,000 shares authorized, none issued

Common Stock, $.001 par value, 20,000,000 shares authorized, 15,478,174                 15,478
    and 11,623,281 issued at March 31, 2000 and 1999, respectively, and
    3,876,802 subscribed but not issued shares at March 31, 2000
Paid in capital                                                                       1,978,386
Stock subscription                                                                   (1,055,000)
Treasury stock (500,000 shares at $0 cost)                                                    0
Accumulated deficit                                                                   (342,300)
                                                                                -----------------
                               Total stockholders' equity                               596,564
                                                                                -----------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                           $1,542,557
                                                                                =================


   The accompanying notes are an integral part of these financial statements.

ONESOURCE TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31


                                                                  (Unaudited)          (Unaudited)

                                                                         2000                 1999
                                                                -------------   ------------------

REVENUE, net                                                         $890,545             $503,628

COST OF REVENUE                                                       540,636              305,958
                                                                -------------   ------------------

                  GROSS PROFIT                                        349,909              197,670

GENERAL AND ADMINISTRATIVE EXPENSES                                   409,130              144,623

SELLING AND MARKETING EXPENSES                                         60,328               38,803
                                                                -------------   ------------------

        Operating (loss) income                                     (119,549)               14,244


OTHER INCOME (EXPENSE)

    Interest expense                                                 (11,265)              (7,698)

    Other income                                                        2,933                3,955
                                                                -------------   ------------------

        Total other (expense)                                         (8,332)              (3,743)

        NET LOSS BEFORE EXTRAORDINARY                               (127,881)               10,501
        ITEM

        Extraordinary item -- Gain on extinguishments                  63,375                    0
        of debt

        NET (LOSS) INCOME                                           ($64,506)              $10,501
                                                                =============   ==================


NET Loss Per Share:

Basic, before extraordinary item                                       $( * )            $ *
           after extraordinary item                                    $( * )            $ *

Diluted, before extraordinary item                                     $( * )            $ *
              after extraordinary item                                 $( * )            $ *

Weighted Average Shares Outstanding:

    Basic                                                          15,772,402           11,623,281
    Diluted                                                        15,772,402           11,623,281


* Less than $0.01 per share.


   The accompanying notes are an integral part of these financial statements.

ONESOURCE TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR
THE THREE MONTHS ENDED MARCH 31

                                                                                 (Unaudited)       (Unaudited)
                                                                                    2000              1999
                                                                                    ----              ----
CASH FLOWS FROM OPERATING ACTIVITIES:

          Net loss                                                                ($64,506)         ($51,614)

Adjustments to reconcile net loss to net cash provided (used) by operations
          Depreciation and goodwill amortization                                    12,653           22,068
          Gain on retirement of debt                                               (63,375)
          Stock issued for legal fees                                                                12,500
          Stock issued to employees as compensation                                                  25,125
          Changes in assets and liabilities (net of acquisitions):
          Accounts receivable                                                       38,164          (43,101)
          Inventory                                                                (10,130)         (83,011)
          Other current assets                                                     (18,341)         (13,798)
          Accounts payable                                                         (99,375)          23,510
          Accrued expenses and other liabilities                                   (14,847)         112,910
          Deferred revenue                                                          51,761           64,138
          Net cash provided (used) by operating activities                        (167,996)          68,727

CASH FLOWS FROM INVESTING ACTIVITIES:

                     Purchases of property and equipment                           (61,542)         (23,999)

          Net cash provided (used) by investing activities                         (61,542)         (23,999)

CASH FLOWS FROM FINANCING ACTIVITIES:
      Proceeds from notes payable                                                                    40,500
      Payments on notes payable and capital leases                                (166,934)         (46,618)
      Net receipts on line of credit                                                39,113
      Funds received for stock subscriptions                                       220,000
      Issuance of common stock (net of capital placement fees)                     150,000            8,000
          Net cash provided (used) by financing activities                         242,179            1,882

INCREASE (DECREASE) IN CASH                                                         12,641           46,610

CASH, January 1                                                                     37,692            2,934
CASH, March 31                                                                     $50,333          $49,544


SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid                                                                       $5,578          $22,870

SUPPLEMENTAL SCHEDULE OF NONCASH
            INVESTING AND FINANCING ACTIVITIES:

Common stock subscribed in exchange for notes receivable                          $278,438

     Common stock issued in exchange for note payable                              $30,000


   The accompanying notes are an integral part of these financial statements.

        NOTES TO CONSOLIDATED INTERIM FINANCIAL STAEMENTST STATEMENTS FOR

        THE THREE MONTHS ENDED MARCH 31, 2000


1.   BASIS OF PRESENTATION

The unaudited financial statements presented herein have been prepared by the Company without audit, pursuant the rules and regulations for financial information. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in the Company"s audited financial statements as of December 31, 1999. In the opinion of management, these unaudited financial statements reflect all adjustments which are necessary to present fairly the financial position and results of operations of the Company for such interim period. Operating results for the interim period are not necessarily indicative of results that may be expected for the entire year


2.   EXTINGUISHMENT OF DEBT

On March 4, 2000 the Company and a group of investors executed an agreement with PF Holdings, Inc. ("PF") to purchase the promissory note held by PF with a face value of $285,000.00 and accrued interest of $36,972 for $150,000 in cash provided by the investors and 175,000 shares of the Company"s common stock with an estimated fair market value on March 4, 2000 of $93,438. Following the purchase and assumption of the note the investor group exercised the conversion feature in the note for 643,944 shares of the Company's Common stock. The investor's are restricted from selliing any of the combined 818,944 shares of stock for a period of one year.


3.   CONTINGENTLY ISSUABLE SHARES

The purchase agreement for Cartridge Care contains a contingency for an additional 723,612 shares of the Company's common stock to be issued pending resolution of the contingency. The Company is pursuing legal remedies against the original owners for misrepresentations made that materially affect the value of Cartridge Care. The sellers of Cartridge Care have agreed to escrow the 723,612 shares of the Company"s stock pending the results of the litigation. The ultimate resultion of this matter could result in an increase of the purchase price of Cartridge Care, which would increase the basis of the net assets acquired The recorded purchase price reflects management's current best estimates of what the final figure will be.


4.   BUSINESS SEGMENTS

The Company"s revenues are derived from three closely related and complimentary service and product categories, 1) renewable contract equipment maintenance services, 2) equipment sales and integration services and 3) value added equipment supply sales. The following table sets forth the salient operating contributions of each for the year ended March 31, 2000:

March 2000, Three Months        Maintenance  Integration    Supplies  Internal       Total
                               ------------ -------------- --------- ---------  -----------

Revenues                          $645,887      $49,028    $204,535   ($8,905)    $890,545

Operating (loss) income            (40,122)     (11,505)    (12,879)               (64,506)

Depreciation                        12,653            0           0                 12,653

Interest                             7,267        1,879       2,119                 11,265

Property & equipment purchases      46,202       (1,924)     17,264                 61,542

Total assets                    $1,321,938      $98,984    $512,606  ($390,971) $1,542,557

                          ONESOURCE TECHNOLOGIES, INC.




                     Consolidated Financial Statements as of

                             June 30, 2000 and 1999

                                   (Unaudited)

ONESOURCE TECHNOLOGIES, INC.




TABLE OF CONTENTS


                                                                            Page


CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2000                                                         F-32


CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE
THREE MONTHS ENDED JUNE 30, 2000  AND 1999                                  F-33


CONSOLIDATED STATEMENTS OF CASH FLOWS FOR
THREE MONTHS ENDED JUNE 30, 2000 AND 1999                                   F-34


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR
THREE MONTHS ENDED JUNE 30, 2000 AND 1999-                                  F-35

ONESOURCE TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS
JUNE 30, 2000______________________________________________________
                                                                                   (Unaudited)
ASSETS                                                                                   2000
                                                                                --------------
CURRENT ASSETS:

Cash                                                                                ($35,174)
Accounts receivable                                                                   415,569
Inventories                                                                           399,808
Other current assets                                                                  186,205
                                                                                --------------
 Total current assets                                                                 966,409

PROPERTY AND EQUIPMENT, net of accumulated depreciation                               254,443

GOODWILL, net of accumulated amortization of $13,530                                  254,241

OTHER ASSETS                                                                          154,865
                                                                                -------------
TOTAL ASSETS                                                                       $1,629,958
                                                                                =============


LIABILITIES AND STOCKHOLDERS" EQUITY (DEFICIT):

CURRENT LIABILITIES:

   Accounts payable                                                                  $353,768
   Accrued expenses and other liabilities                                             227,794
   Deferred revenue                                                                   243,411
   Bank lines of credit (Note 6)                                                      110,903
   Current portion capital leases                                                      17,890
   Current portion of long-term debt                                                   39,312

Total current liabilities                                                             993,077

CAPITAL LEASES -- LONG TERM PORTION                                                    11,377

NOTES PAYABLE - LONG-TERM PORTION (Note 5)                                             15,677
                                                                                -------------
Total liabilities                                                                   1,020,131
                                                                                ==============

STOCKHOLDERS' EQUITY (DEFICIT):

Preferred Stock, $.001 par value, 1,000,000 shares authorized, none issued

Common Stock, $.001 par value, 20,000,000 shares authorized, 15,772,402            15,860
and 14,297,953 issued at June 30, 2000 and 1999 respectively, and 3,124,747 subscribed but not issued shares at June 30, 2000

Paid in capital                                                                     2,181,934
Stock subscription                                                                 (1,055,000)
Accumulated deficit                                                                 (532,967)
                                                                                --------------
                 Total stockholders' equity                                           609,827
                                                                                --------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                         $1,629,958
                                                                                =============


   The accompanying notes are an integral part of these financial statements.

ONESOURCE TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2000
                                                             (Unaudited)    (Unaudited)   (Unaudited)     (Unaudited)
                                                                 2nd QTR      2nd QTR         YTD            YTD
                                                                    2000       1999          2000            1999
                                                           -------------  ------------- -------------   ------------

REVENUE, net                                                    $825,748       $547,998    $1,716,292     $1,051,626
COST OF REVENUE                                                  540,125        326,959     1,080,760        632,917
                                                           -------------  ------------- -------------   ------------
            GROSS PROFIT                                         285,623        221,039       635,532        418,709

GENERAL AND ADMINISTRATIVE EXPENSES                              331,014        225,591       740,144        370,214

SELLING AND MARKETING EXPENSES                                    49,542         39,696       109,870         78,499
                                                           -------------  ------------- -------------   ------------
            Operating income                                     (94,932)       (44,248)     (214,482)       (30,004)
                                                           -------------  ------------- -------------   ------------

OTHER INCOME (EXPENSE)
      Interest expense                                           (13,014)        (6,464)       24,279        (14,162)
      Other income                                                (9,302)        (2,933)       (6,369)         1,489
                                                           -------------  ------------- -------------   ------------
            Total other (expense)                                (22,316)        (8,930)      (30,648)       (12,673)
            Net Loss before ExtraOrdinary Item                  (117,248)       (53,178)     (245,130)       (42,677)
            Extraordinary item -- Gain on
                  extinguishments of debt                              0              0        63,375              0
                                                           -------------  ------------- -------------   ------------
            NET LOSS                                           ($117,248)      ($53,178)    ($181,755)      ($42,677)
                                                           =============  ============= =============   ============

NET Loss Per Share:

Basic, before extraordinary item                                 ($0.01)            $ *       ($0.01)            $ *
                                                                 =======            = =       =======            = =
           after extraordinary item                              ($0.01)            $ *       ($0.01)            $ *
                                                                 =======            = =       =======            = =
Diluted, before extraordinary item                               ($0.01)            $ *       ($0.01)            $ *
                                                                 =======            = =       =======            = =
              after extraordinary item                           ($0.01)            $ *       ($0.01)            $ *
                                                                 =======            = =       =======            = =

Weighted Average Shares Outstanding:

    Basic                                                    15,917,738      13,884,902     15,917,738   13,884,902
    Diluted                                                  15,917,738      13,884,902     15,917,738   13,884,902

   The accompanying notes are an integral part of these financial statements.

ONESOURCE TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR
THE SIX MONTHS ENDED JUNE 30, 2000

                                                                                   (Unaudited)   (Unaudited)
                                                                                     YTD            YTD
                                                                                     2000          1999
                                                                                --------------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
          Net loss                                                                  ($181,755)     ($42,677)

Adjustments to reconcile net loss to net cash  provided (used) by operations
          Depreciation and amortization                                                31,746        (9,298)
          Loss on retirement of debt                                                  (63,375)       (5,000)
          Changes in assets and liabilities (net of acquisitions):
                Accounts receivable                                                   (32,552)       43,102
                Inventory                                                             (30,910)      (73,056)
                Other current assets                                                 (154,844)      (35,035)
                Accounts payable                                                        8,050        34,486
                Accrued expenses and other liabilities                                   (254)      100,698
                Deferred revenue                                                       33,375        44,470
                                                                                --------------   -----------
                        Net cash provided (used) by operating activities             (325,415)      (28,251)
                                                                                --------------   -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
          Purchases of property and equipment                                        (164,067)      (69,466)
          Merger related expenses                                                                     3,506
                                                                                --------------   -----------
                Net cash provided (used) by investing activities                     (164,067)      (65,960)
                                                                                --------------   -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Payments on notes payable and capital leases                                    (179,380)      (41,479)
     Net receipts on line of credit                                                    22,066        37,549
     Funds received for stock subscriptions                                           220,000       105,000
     Issuance of common stock (net of capital placement fees)                         353,930             0
                                                                                --------------   -----------
          Net cash provided (used) by financing activities                            416,616       101,000

INCREASE (DECREASE) IN CASH                                                           (72,866)        6,859
CASH, January 1                                                                        37,692        18,798
CASH, June 30                                                                        ($35,174)      $25,657
                                                                                ==============   ===========

SUPPLEMENTAL CASH FLOW INFORMATION:
     Interest paid                                                                    $18,634        $8,444

SUPPLEMENTAL SCHEDULE OF NONCASH
            INVESTING AND FINANCING ACTIVITIES:

Common stock subscribed in exchange for notes payable                                 $278,438

*    Less than $0.01 per share.



   The accompanying notes are an integral part of these financial statements.

ONESOURCE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STAEMENTST STATEMENTS FOR
THE SIX MONTHS ENDED JUNE 30, 2000


1.   BASIS OF PRESENTATION


The unaudited financial statements presented herein have been prepared by the Company without audit, pursuant the rules and regulations for financial information. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in the Company"s audited financial statements as of December 31, 1999. In the opinion of management, these unaudited financial statements reflect all adjustments which are necessary to present fairly the financial position and resultts of operations of the Company for such interim period. Operating results for the interim period are not necessarily indicativeof results that may be expected for the entire year


2.   EXTINGUISHMENT OF DEBT


On March 4, 2000 the Company and a group of investors executed an agreement with PF Holdings, Inc. ("PF") to purchase the promissory note held by PF with a face value of $285,000.00 and accrued interest of $36,972 for $150,000 in cash provided by the investors and 175,000 shares of the Company"s common stock with an estimated fair market value on March 4, 2000 of $93,438. Following the purchase and assumption of the note the investor group exercised the conversion feature in the note for 643,944 shares of the Company's Common stock. The investor's are restricted from selliing any of the combined 818,944 shares of stock for a period of one year.


3.   CONTINGENTLY ISSUABLE SHARES


The purchase agreement for Cartridge Care contains a contingency for an additional 723,612 shares of the Company's common stock to be issued pending resolution of the contingency. The Company is pursuing legal remedies against the original owners for misrepresentations made that materially affect the value of Cartridge Care. The sellers of Cartridge Care have agreed to escrow the 723,612 shares of the Company"s stock pending the results of the litigation. The ultimate resultion of this matter could result in an increase of the purchase price of Cartridge Care, which would increase the basis of the net assets acquired The recorded purchase price reflects management's current best estimates of what the final figure will be.


4.   BUSINESS SEGMENTS



The Company"s revenues are derived from three closely related and complimentary service and product categories, 1) renewable contract equipment maintenance services, 2) equipment sales and integration services and 3) value added equipment supply sales. The following table sets forth the salient operating contributions of each for the year ended June 30, 2000:

June 2000, Six Months             Maintenance    Integration    Supplies      Internal      Total
                                 -------------- ------------ ------------ ------------- ---------------
Revenues                           $1,178,991    $ 157,944      $397,640     ($18,283)    $ 1,716,292
Operating (loss) income               (79,183)     (60,027)      (42,545)                    (181,755)
Depreciation                           20,180          316        11,250                       31,746
Interest                                7,762        5,555         5,313                       18,630
Property & equipment purchases        178,707       (1,924)      (12,716)                     164,067
(retirements)
Total assets                       $1,511,763     $ 99,399     $ 447,840    ($429,044)    $ 1,629,958

                          ONESOURCE TECHNOLOGIES, INC.




                     Consolidated Financial Statements as of

                           September 30, 2000 and 1999

                                   (Unaudited)

TABLE OF CONTENTS                                                          PAGE






CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2000                                                   F-39


CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE
THREE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999                             F-40



 CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THREE
MONTHS ENDED SEPTEMBER 30, 2000 AND 1999                                   F-41


NOTES TO CONSOLIDATED INTRIM FINANCIAL STATEMENTS                          F-43


ONESOURCE TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS SEPTEMBER 30, 2000
------------------------------------------------------------------------

                                                                                (Unaudited)
ASSETS                                                                                 2000
CURRENT ASSETS:
Cash                                                                                     $0
Accounts receivable                                                                 315,416
Inventories                                                                         280,774
Other current assets                                                                166,793
 Total current assets                                                               762,983

PROPERTY AND EQUIPMENT, net of accumulated depreciation                             267,113

GOODWILL, net of accumulated amortization of $13,530                                249,858

OTHER ASSETS                                                                        197,303

TOTAL ASSETS                                                                     $1,477,257
                                                                                ===========

LIABILITIES AND STOCKHOLDERS" EQUITY (DEFICIT):

CURRENT LIABILITIES:
   Accounts payable                                                                $240,944
   Accrued expenses and other liabilities                                           168,659
   Deferred revenue                                                                 150,380
   Bank overdraft                                                                    14,144
   Bank lines of credit                                                             142,176
   Current portion capital leases                                                    12,897
   Current portion of long-term debt                                                314,353
Total current liabilities                                                         1,043,553

CAPITAL LEASES -- LONG TERM PORTION                                                  11,377

NOTES PAYABLE - LONG-TERM PORTION (Note 5)                                          157,677

Total liabilities                                                                $1,212,607
                                                                                -----------

STOCKHOLDERS' EQUITY (DEFICIT):
Preferred Stock, $.001 par value, 1,000,000 shares authorized, none issued               $0
Common Stock, $.001 par value, 50,000,000 shares authorized, 19,473,467 and
14,297,953 issued at September 30, 2000 and 1999 respectively, and 1,892,010
subscribed but not issued shares at September 30, 2000.                              17,609
Paid in capital                                                                   2,152,921
Stock subscription                                                              (1,055,000)
Accumulated deficit                                                               (850,880)
Total stockholders' equity                                                          264,650
                                                                                -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                       $1,477,257
                                                                                ===========

                 See accompanying notes and accountants' report.

                          ONESOURCE TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000
------------------------------------------------------------------------


                                                   (Unaudited)  (Unaudited)     (Unaudited)   (Unaudited)
                                                     3rd QTR      3rd QTR           YTD           YTD
                                                       2000        1999            2000          1999
                                                  ------------ ------------     -----------  ------------
REVENUE, net                                         $710,415   $648,142        $2,426,707    $1,699,768

COST OF REVENUE                                       562,186    349,100         1,642,946      982,017
                                                  ------------ ------------     -----------  ------------

                                    GROSS PROFIT      148,229    299,042           783,761      717,751

GENERAL AND ADMINISTRATIVE EXPENSES                   450,204    210,439         1,190,347      580,653

SELLING AND MARKETING EXPENSES                         43,798     80,920           153,668      159,419
                                                  ------------ ------------     -----------  ------------

                                Operating income     (345,773)      7,683         (560,254)     (22,321)
                                                  ------------ ------------     -----------  ------------

OTHER INCOME (EXPENSE)
                                Interest expense       (7,067)    (3,529)          (31,346)     (17,691)
          Other income                                 (4,741)     13,360          (11,110)       14,849
                                                  ------------ ------------     -----------  ------------
                           Total other (expense)      (11,808)      9,831          (42,456)      (2,842)

              Net Loss before ExtraOrdinary Item     (357,581)     17,514         (602,710)     (25,163)
                   Extraordinary item -- Gain on
                         extinguishments of debt            0          0            63,375            0
                                                  ------------ ------------     -----------  ------------
                   NET                              ($357,581)    $17,514        ($539,335)    ($25,163)
                                                  ============ ============     ===========  ============
                  LOSS

NET Loss Per Share:                                           3mos                        9mos
                                                  -------------------------     -----------------------
                                                     2000             1999        2000           1999
                                                  ------------   ----------     ---------- ------------
Basic, before extraordinary item                      ($0.02)       *            ($0.04)       *
                                                      =======                   =======
                              Extraordinary item            -         -           $0.01          -
                        After extraordinary item      ($0.02)       *            ($0.03)       *
                                                      =======                   =======

Diluted, before extraordinary item                    ($0.02)       *           ($0.04)        *
                                                      =======                   =======
                              Extraordinary item            -          -          $0.01          -
                       After extraordingary item      ($0.02)       *            ($0.03)       *
                                                      =======                   =======


Weighted Average Shares Outstanding:

                 Basic                                17,749,885    13,363,306  15,927,669     13,327,436
               Diluted                                17,749,885    13,363,306  15,927,669     13,327,436


Note *,      Less than $0.01 per share.

                 See accompanying notes and accountants'report.

                          ONESOURCE TECHNOLOGIES, INC.



CONSOLIDATED STATEMENTS OF CASH FLOWS FOR
THE NINE MONTHS ENDED SEPTEMBER 30, 2000
                                                                                (Unaudited)   (Unaudited)
                                                                                   YTD           YTD
                                                                                   2000          1999
                                                                                ------------ --------------
CASH FLOWS FROM  OPERATING ACTIVITIES:
         Net loss before extraordinary gain                                     ($473,178)   ($ 25,163)
         Extraordinary gain                                                       (66,156)
         Net loss after extraordinary gain                                       (539,334)     (25,163)
Adjustments to reconcile net loss to net cash provided (used) by operations
         Depreciation                                                              23,030        5,309
         Amortization                                                              20,043            0
         Non-cash stock issuance to consultants for services                       60,000
         Non-cash stock issuance to employees for services                         66,358
         Gain on sale of equipment                                                  2,300
         Deferred taxes                                                            17,766
         Changes in assets and liabilities (net of acquisitions):
              Accounts receivable                                                 144,705     (138,473)
              Inventory                                                            88,124     (161,108)
              Other current assets                                               (132,732)     (17,668)
              Accounts payable                                                   ( 97,298)       3,901
              Accrued expenses and other liabilities                             (110,907)     118,067
              Other assets changes in support of the operation                   (109,009)
              Deferred revenue                                                    (59,656)      31,556
                                                                                ------------ --------------
                     Net cash provided (used) by operating activities           ($626,610)   ($183,579)
                                                                                ------------ --------------

CASH FLOWS FROM INVESTING ACTIVITIES:
         Purchases of property and equipment                                     ( 91,672)    (189,972)
              Gain on sale of equipment                                             1,500
         Merger related expenses                                                        0        3,506
                                                                                ------------ --------------
                     Net cash provided (used) by investing activities           ($ 90,172)   ($186,466)
                                                                                ------------ --------------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Bank lines of credit advances                                                105,495
     Bank lines of credit payments                                                (52,156)
     Bank overdraft                                                                14,144
     Capital leases payments                                                       (2,667)
     Funds received for stock subscriptions                                       220,000      471,653
     Long term debt payments                                                      (72,235)    (100,159)
     Long term debt additions                                                     466,509
     Payment of PF Holdings note                                                 (150,000)
     Issuance of common stock (net of capital placement fees)                     150,000        8,822
                                                                                ------------ --------------
                     Net cash provided (used) by financing activities            $679,090     $380,316

INCREASE (DECREASE) IN CASH                                                       (37,692)      10,271
CASH, January 1                                                                    37,692       48,890
CASH, September 30                                                                     $0      $59,161
                                                                                      ===


                 See accompanying notes and accountants' report.

                          ONESOURCE TECHNOLOGIES, INC.



CONSOLIDATED STATEMENTS OF CASH FLOWS FOR
THE NINE MONTHS ENDED SEPTEMBER 30, 2000
--------------------------------------------------------------------------------

                                                                          (Unaudited)   (Unaudited)
                                                                             2000          1999
                                                                          -----------   -----------

SUPPLEMENTAL CASH FLOW INFORMATION:
                  Interest paid                                           $   31,594    $   17,692
                                                                          ===========   ===========



SUPPLEMENTAL SCHEDULE OF NONCASH
 INVESTING AND FINANCING ACTIVITIES:
                  Common stock subscribed in exchange for notes payable   $  278,438
                                                                          ===========

                 See accompanying notes and accountants' report.

ONESOURCE TECHNOLOGIES, INC.

NOTE TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR
THE NINE MONTHS ENDED SEPTEMBER 30, 2000


1.   BASIS OF PRESENTATION

The unaudited financial statements presented herein have been prepared by the Company without audit, pursuant the rules and regulations for financial information. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in the Company"s audited financial statements as of December 31, 1999. In the opinion of management, these unaudited financial statements reflect all adjustments which are necessary to present fairly the financial position and results of operations of the Company for such interim period. Operating results for the interim period are not necessarily indicative of results that may be expected for the entire year

2.   CHANGES IN STOCKHOLDERS' EQUITY

During the nine month period ended September 30, 2000, the Company entered into several transactions involving the issuances of its common stock. The following is summary of those transactions:

       Cash                                                 $150,000
       Exchange of PF Holdings debt                           93,438
       Stock exchanged as payment for trade payables          46,445
       Stock issued to consultants for services               60,000
       Stock issued to settle notes payable                   51,863
       Stock issued to employees                              66,358
                                                              ------
                                                            $468,104

3.   EXTINGUISHMENT OF DEBT

On March 4, 2000 the Company and a group of investors executed an agreement with PF Holdings, Inc. ("PF") to purchase the promissory note held by PF with a face value of $285,000.00 and accrued interest of $36,972 for $150,000 in cash provided by the investors and 175,000 shares of the Company"s common stock with an estimated fair market value on March 4, 2000 of $93,438. Following the purchase and assumption of the note the investor group exercised the conversion feature in the note for 643,944 shares of the Company's Common stock. The investor's are restricted from selliing any of the combined 818,944 shares of stock for a period of one year.

4.   CONTINGENTLY ISSUABLE SHARES

The purchase agreement for Cartridge Care contains a contingency for an additional 723,612 shares of the Company's common stock to be issued pending resolution of the contingency. The Company is pursuing legal remedies against the original owners for misrepresentations made that materially affect the value of Cartridge Care. The sellers of Cartridge Care have agreed to escrow the 723,612 shares of the Company"s stock pending the results of the litigation. The ultimate resultion of this matter could result in an increase of the purchase price of Cartridge Care, which would increase the basis of the net assets acquired The recorded purchase price reflects management's current best estimates of what the final figure will be.

5.   BUSINESS SEGMENTS

The Company"s revenues are derived from three closely related and complimentary service and product categories, 1) renewable contract equipment maintenance services, 2) equipment sales and integration services and 3) value added equipment supply sales. The following table sets forth the salient operating contributions of each for the year ended September 30, 2000:

ONESOURCE TECHNOLOGIES, INC.

NOTE TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000(Cont.)


September 2000, Nine Months      Maintenance      Integration      Supplies      Internal    Total

Revenues                         $1,603,265         $236,951      $ 610,774     ($24,283)   $2,426,707
Operating (loss) income            (378,847)        (107,414)       (53,074)                  (539,335)
Depreciation                         17,403              473         18,304                     36,180
Interest                             15,412            7,578          8,356                     31,346
Property & equipment purchases      105,002           (3,532)        (9,798)                    91,672
Total assets                     $1,449,378          $61,342      $ 420,282    ($453,745)   $1,477,257

PART III

Exhibit No.         Description
----------       ------------------------------------------------------------
3.(i).1   [1]    Certificate of Incorporation of L W Global (U.S.A.), Inc. filed August 27, 1996.

3.(i).2   [1]    Certificate of Amendment of Certificate of Incorporation filed January 16, 1997.

3.(i).3   [1]    Certificate of Amendment of Certificate of Incorporation changing name to Micor
                 Technologies, Inc. dated July 28, 1997.

3.(i).4   [1]    Certificate of Amendment of Certificate of Incorporation changing name to
                 OneSource Technologies, Inc. dated August 22, 1997.

3.(ii).1  [1]    Bylaws of L W Global (U.S.A.), Inc.

4.1       [1]    Form of Private Placement Offering of 1,200,000 common shares at $0.01 per share dated September 10, 1996.

4.2       [1]    Form of Private Placement Offering of 300,000 common shares at $0.01 per share dated July 14, 1997.

4.3       [1]    Form of Private Placement Offering of 575,000 common shares at $0.50 per share dated September 17, 1997.

10.1      [1]    Share Exchange Agreement between L W Global (U.S.A.), Inc. and Micor
                 Technologies, Inc. dated July 15, 1997.

10.2      [1]    King Soopers Agreement dated September 1, 1998.

10.3      [1]    Attachment B to King Soopers Agreement dated September 1, 1998.

10.4      [1]    King Soopers Contract Renewal and Extension dated September 8, 1999.

10.5      [1]    Promissory Note by Cossack Financial, LLC in favor of the Company dated March
                 31, 1999.

10.6      [1]    Agreement to Extend Promissory Note by Cossack Financial, LLC in favor of the
                 Company dated January 3, 2000.

10.7      [1]    Promissory Note by Titan Capital Partners, LLC in favor of the Company dated
                 March 31, 1999.

10.8      [1]    Agreement to Extend Promissory Note by Titan Capital Partners, LLC in favor of the
                 Company dated January 4, 2000.

10.9      [1]    Share Exchange Agreement with Net Express, Inc. dated April 15, 1999.

10.10     [1]    Stock Redemption Agreement (Exhibit A to Net Express Share Exchange).

10.11     [1]    Employment Agreement (Exhibit B to Net Express Share Exchange).

10.12     [1]    Stock Purchase Agreement with Blackwater Capital Partners II, L.P. dated May 26,
                 1999.

10.13     [1]    Investor Rights Agreement with Blackwater Capital Partners II, L.P. dated May 26,
                 1999.

10.14     [1]    Share Exchange Agreement with Cartridge Care, Inc. dated September 1, 1999.

10.15     [1]    Lease of Scottsdale, Arizona property dated September 20, 1999.

10.16     [2]    Promissory Note by Micor Technologies, Inc. in favor of William Meger dated
                 November 28, 1995.

10.17     [2]    Promissory Note by Jerry Washburn and others in favor of PF Holdings, Inc. dated
                 July 31, 1997.

10.18     [2]    Form of Note Modification Agreement dated February 2000.

10.19     [2]    Installment Agreement between the Company and the Department of the Treasury of the Internal Revenue Service dated July 2000.

10.20     [2]    Option Agreement between the Company and XCEL ASSOCIATES, Inc. dated June
                 1, 2000.

10.21     [2]    Agreement For A Finder's Fee between the Company and XCEL ASSOCIATES, Inc.
                 dated June 1, 2000.

10.22     [2]    Business Consulting Agreement between the Company and XCEL ASSOCIATES,
                 Inc. dated June 1, 2000.

10.23     [2]    Term Sheet for loan by the Company from Grace Holdings, Inc. dated June 29, 2000.

10.24     [2]    Letter Agreement between the Company and Maurice Mallette,
                 Judith  Mallette  and Pasquale  Rizzi to escrow  shares of the
                 Company dated June 8, 2000.

27.1      *      Financial Data Schedule.
-------------------------------

[1] Filed as an exhibit to the Company Registration Statement on Form 10SB filed July 10, 2000.

[2] Filed as an exhibit to the Company's first amended Registration Statement on Form 10SB filed October 13, 2000.

(*  Filed herewith)

Item 2.                    Description of Exhibits

         The  documents  required to be filed as Exhibits  Number 2 and 6 and in
Part III of Form 1-A filed as part of this Registration Statement on Form 10-SB are listed in Item 1 of this Part III above. No documents are required to be filed as Exhibit Numbers 3 , 5 or 7 in Part III of Form 1-A and the reference to such Exhibit Numbers is therefore omitted. The following additional exhibits are filed hereto:

     None





                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  One Source Technologies, Inc.
                                  (Registrant)


Date: December 18, 2000     By: /s/ Jerry M. Washburn
                            ------------------------------------
                            Jerry M. Washburn, Chairman, President and CEO

                            By: /s/ Ford L. Williams
                            ------------------------------------
                            Ford L. Williams, Director, Secretary and Treasurer

                            By: /s/ Donald C. Gause
                            -------------------------------------
                            Donald C. Gause, Director